Filed Pursuant to Rule 424(b)(5)
Registration No. 333-126314

The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 3, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 13, 2005)

10,600,000 Shares

Common Stock

This is a public offering of common stock of Strategic Hotel Capital, Inc. We are offering 10,600,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “SLH.” On August 2, 2005, the last reported sale price of our common stock was $19.34 per share.

Investing in our common stock involves risk. See “ Supplemental Risk Factors” beginning on page S-13 of this prospectus supplement and “ Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Strategic Hotel Capital, Inc.	$	$

We have granted the underwriters the right to purchase up to 1,590,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Goldman, Sachs & Co.

Banc of America Securities LLC

Credit Suisse First Boston

Wachovia Securities

Raymond James

The date of this prospectus supplement is August     , 2005.

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement, references to “we,” “our,” “us,” “SHCI,” the “Company” and the “REIT” are to Strategic Hotel Capital, Inc. and, except as the context otherwise requires, its consolidated subsidiaries, including Strategic Hotel Funding, L.L.C., our operating partnership, and its consolidated subsidiaries. References to “SHC Funding” or the “limited liability company” are to Strategic Hotel Funding, L.L.C. References to “Whitehall” are to Whitehall Street Real Estate Non-managing membership VII, Whitehall Street Real Estate Non-managing membership IX and their affiliates. Whitehall is controlled by The Goldman Sachs Group, Inc., which is the parent company of Goldman, Sachs & Co. References to “Prudential” are to Prudential Financial, Inc. and its affiliates, including Strategic Value Investors, LLC, The Prudential Insurance Company of America, Prudential Investment Management, Inc., PIC Realty Corporation and Prudential Assets, LLC, and to entities owning our securities over which Prudential Financial, Inc. or its affiliates have investment management discretion, including (SHC/Olayan) Redemption Vehicle, LLC and SVI (SHC/Houston) Redemption Vehicle, LLC. Throughout the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, references to “we”, “our” and “us” are references to SHC LLC and its consolidated subsidiaries before our initial public offering (IPO), and SHCI, SHC Funding and their subsidiaries after our IPO.

This prospectus supplement contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees is an issuer or underwriter of the securities being offered hereby. In addition, none of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus supplement or otherwise disseminated in connection with the offer or sale of the securities offered hereby.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which contains a description of our common stock and gives more general information, some of which may not apply to the common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than the shares of common stock and are not soliciting an offer to buy any security other than the common stock. This prospectus supplement and the accompanying prospectus are not an offer to sell our common stock to any person, and it is not soliciting an offer from any person to buy our common stock, in any jurisdiction where the offer or sale to that person is not permitted.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors, the supplemental risk factors and the financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our Business

We are an industry-leading owner and asset manager of high-end hotels and resorts. We own a quality portfolio of upper upscale and luxury hotels and resorts in desirable North American and European locations. Our portfolio is currently made up of 17 properties totaling 7,640 rooms. We own unique hotels with complex operations, sophisticated customers and multiple revenue streams. Our properties are geographically diverse and include large convention hotels, business hotels and resorts, which are operated by internationally known hotel management companies under management contracts or operating leases. Our existing hotels are operated under the widely recognized upper upscale and luxury brands of Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®.

We operate as a self-administered and self-managed real estate investment trust, or REIT, managed by our board of directors and executive officers and conduct our operations through our direct and indirect subsidiaries including our operating partnership, SHC Funding. Our operating partnership holds substantially all of our assets. We are the sole managing member of our operating partnership and hold approximately 76.33% of its membership units. We manage all business aspects of our operating partnership, including the sale and purchase of hotels, the investment in these hotels and the financing of our operating partnership and its assets. We currently:

•	own the fee interest in 11 hotels, comprising approximately 4,961 rooms, located in Arizona, California, Florida, Illinois and Louisiana and in Mexico;

•	lease three hotels from unaffiliated lessors: a ground lease for a hotel in Lincolnshire, Illinois and operating leases for hotels in Paris, France and Hamburg, Germany, comprising an aggregate of approximately 859 rooms;

•	own a 35% interest in a joint venture, with an unaffiliated party, that owns a hotel in Prague, Czech Republic comprising approximately 372 rooms, and we asset manage that hotel on behalf of the joint venture;

•	own an 85% interest in each of the InterContinental Hotel in Miami and the InterContinental Hotel in Chicago, comprising an aggregate of approximately 1,448 rooms; and

•	own a 31% interest in and act as asset manager for a joint venture, which joint venture is with two unaffiliated parties, that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that will be sold in fractional ownership interests on property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico.

We also asset manage seven hotels for Strategic Hotel Capital, L.L.C., or SHC LLC, under an asset management agreement. SHC LLC has entered into a purchase and sale agreement for the disposition of one of its properties that we manage.

Business Strategy

Our goal is to build upon our existing portfolio of hotel properties to become a preeminent owner of upper upscale and luxury branded hotels primarily in the United States with select international hotels. Our future growth will be driven through the execution of a two-fold business strategy, which focuses on maximizing asset values and operating results through asset management and by research-driven capital deployment through acquisitions.

Earnings Growth Through Expert Asset Management

We believe that we can enhance our earnings growth through expert asset management which will ultimately generate higher overall investment returns. We have developed a comprehensive asset management system that we believe maximizes cash flow growth and property value. In addition, we believe that our asset management style has helped us to maximize economic benefits in an industry that has suffered reduced performance in the past, and to position our properties for the current recovery. Our value-added asset management system has the following general components:

Working in partnership with our hotel management companies, we build an asset management approach to enhancing the cash flow and value of our properties:

•	Our senior management team has long-standing relationships with executives of most major hospitality companies. With over 40 years of experience in the hospitality industry, Laurence Geller, our President and Chief Executive Officer, has developed strong relationships with hotel operators throughout the hotel industry as a senior executive, operator and consultant. In addition, we generally believe we have asset managers with broader experience in hotel operations than our competitors, in large part as a result of our belief that the efficiency of our team requires in-depth knowledge of all of the components of each property.

•	We believe that we can more effectively influence the operating performance of our hotels if we have multi-property relationships with a select group of hotel management companies, which we call our preferred operators. We select our preferred operators based on our opinion as to whether an operator has strong brand recognition, superior marketing capabilities, management depth and a history of efficient operations. Because our preferred operators provide the services, technology, human resources training and infrastructure to conduct day-to-day hotel operations, we can focus our energies on monitoring their performance, identifying areas of improvement and providing our operators with useful feedback that they can utilize to improve operating results and enhance the value of our hotels.

•	We have a proven track record of improving hotel operating performance through the application of value-added programs involving consumer and market research, competitive benchmarking, technology upgrades and systems development and upgrades. In addition, we have long-standing relationships with specialists with whom we consult or recommend to the managers of our hotels as needed in order to provide them more focused support and expertise in areas such as consumer research, purchasing, retailing, merchandising, food and beverage services, physical plant and equipment maintenance, labor systems and parking. Our asset management group is supported by:

•	consumer-based marketing research to assess overall trends in consumer preferences and attitudes on issues such as price, brand, services, amenities and facility needs that has led to strategies that alter customer mix, and improve pricing and overall total revenues; and

•	well-developed techniques for measuring and analyzing departmental and overall hotel profitability and operating trends that have led to implementation of efficiency measures which result in cost savings.

•	We have also improved operating performance at a number of our hotels through measures including:

•	appealing real estate taxes, generating annualized tax savings;

•	assisting our hotel operators in conducting energy reviews and audits, generating fuel and electric savings;

•	assisting our operators in a review of staffing levels and productivity standards, generating labor savings; and

•	assisting our operators in a review of their food purchasing practices and vendor pricing, generating reductions in food costs.

•	Our hotels are operated under a number of different brands in different locations, which exposes us to diverse management approaches and provides us with an opportunity to identify, develop and apply what we believe to be the best practices in the industry. Our asset management group uses this knowledge to help our preferred operators implement revenue enhancement opportunities, improve operating performance through cost-saving actions and generate incremental profitability above a hotel’s baseline results.

We provide rigorous oversight of the properties and management companies to ensure the alignment of the management companies’ and our interests and their compliance with the management contracts relating to our properties:

•	We closely monitor the management companies to which we have delegated the management of our hotels to ensure that they adhere to the terms of their contracts with us. Our asset management group systematically monitors operating decisions, which are made independently by hotel operators but impact the profitability of our hotel properties. In addition, our asset management group works with each of our preferred operators at their corporate level to seek to maximize the value of our properties through the operation of their internal programs and to ensure that cost allocations to each of our properties are appropriate.

•	As a result of the depth of our involvement in our hotel properties, we believe we attain more favorable terms upon renewal of management contracts. For example, where possible, we negotiate management contracts that align the interests of hotel operators with those of the hotel owner by increasing the emphasis on incentive management fees, which we believe focuses the obligation of each hotel’s management to operate for the benefit of the hotel rather than for the benefit of the brand the hotel carries. In certain cases, these initiatives have included a cap on the allocation of certain chain level expenses to our hotels and, in other cases, have included persuading hotel management companies to adopt money-saving labor management and food and beverage purchasing systems.

Our asset management team is integral to the capital planning at each hotel including both routine maintenance expenditures and innovative hotel investments to enhance revenues:

•	We work with our managers to ensure that each of our hotel properties is maintained in good repair and condition in conformity with applicable laws and regulations and consistent with the brand’s standards, other hotels and the provisions of the management agreements. The expense of routine repairs, maintenance and ordinary course capital expenditures performed by our management companies are deducted from a furniture, fixtures and equipment reserve, which is generally funded on a monthly basis by a portion of a hotel’s gross revenue. With respect to extraordinary capital expenditures or expenditures outside the ordinary course of operating a hotel, we typically retain approval rights, spending limits or other restrictions that limit the ability of our management companies to perform significant programs of capital improvements, renovation or refurbishing that we believe are unnecessary, undesirable or would result in an unacceptable return on investment.

•	Our team’s creative approach often results in capital investment plans for conversion of unused or underutilized space to new revenue-generating facilities. Examples have included changing the usage of existing hotel space and the identification of expansion areas to create additional meeting rooms, guest rooms and retail outlets.

Asset Growth Through Acquisitions

Key elements. Our acquisition strategy incorporates three key elements:

•	focusing on the acquisition of upper upscale and luxury hotels in attractive markets with barriers to entry where we believe there are opportunities for us to add value by employing our asset management skills and systems;

•	targeting either hotels with existing management contracts or hotels where there is an opportunity to put in place a management contract with one of our preferred operators that would enhance asset value; and

•	building single- and multi-brand relationships with our preferred operators, which are leading hotel management companies that have strong brand recognition, superior marketing capabilities, management depth and a history of efficient operations.

Acquire upper upscale and luxury hotels. We target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, with strong growth characteristics and high barriers to entry. Typically our target hotels would be larger than 150 rooms and have growth or expansion opportunities. We believe that the upper upscale and luxury hotel sector is an extremely attractive sector for long-term investment, especially considering the supply constraints characteristic of that sector. These supply constraints include the importance of location, lack of available land, high development costs, long development and entitlement lead times and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. Moreover, the management-intensive nature of upper upscale and luxury hotels provides our experienced management team with the opportunity to enhance value and maximize operating results at these hotels by monitoring performance and suggesting practical strategies for creating greater revenue flow to the bottom line.

Target hotels with management contracts or where we can put value-enhancing management contracts in place. We believe that a significant percentage of upper upscale and luxury hotels in North America have management contracts with remaining durations in excess of five years. Many other acquirers of hotel properties are in the hotel management business or are affiliated with specific management companies and, therefore, pursue hotels only if they can assume management. As a result, we believe that competition to acquire properties with existing management contracts can be less intense, providing us with attractive investment opportunities to achieve higher initial investment returns than we might attain from similar-quality hotels without management contracts. Our management team, based on its experience and knowledge of hotel operating practices, is well positioned to advise hotel operators on practices to improve operating performance and extract additional value from these hotels encumbered by management contracts.

Leverage our relationships with preferred operators. Because we provide professional, financially strong ownership and the opportunity for our preferred operators to continue managing the hotels after our acquisition of the property, they are more likely to seek to involve us in acquisition and disposition opportunities. Given these circumstances, we believe we are viewed by certain preferred operators as an attractive buyer whether a preferred operator is (1) considering a sale of one or more of its owned hotels or (2) attempting to expand its brand by acquiring management contracts in respect of hotels that are not subject to management contracts.

Continuous research and disciplined investment decisions. As a result of our ongoing research, the selection of target markets and individual property targets is updated continuously to foster a proactive acquisition process. We believe our acquisition process permits us to make disciplined investment decisions quickly and efficiently, offering sellers the benefit of an expedited closing and certainty of execution.

Selected international opportunities. We have the skills and experience to acquire and asset manage hotels both domestically and internationally, which have permitted us to diversify our portfolio geographically. We currently own hotels in Mexico City and Punta Mita, Mexico, leasehold interests in hotels in Paris, France and Hamburg, Germany and a joint venture interest in a hotel in Prague, Czech Republic, which we asset manage for the joint venture. We believe that the international scope of our knowledge and skills places us in a unique position among lodging REITs and will permit us to take advantage of select international hotel opportunities. Our international acquisition activity will be consistent with our domestic acquisition strategy, namely targeting upper upscale and luxury hotels that have management contracts with preferred operators or hotels where we can enter into value enhancing management contracts with our preferred operators.

Growth through joint ventures. While joint venture financing of new acquisitions is not a primary growth strategy, the company has a successful history of entering into joint venture arrangements and will consider opportunities in the future when:

•	they are with strategic partners whose financial objectives are compatible with ours;

•	they provide compelling economics that may include current asset management fee income, or upside participation; and/or

•	they provide access to strategically important hotel acquisitions.

Advantages of this investment strategy include allowing us to expand our portfolio, increase fee-based income, enhance the return on our real estate through fee and incentive income and foster closer relationships with our preferred operators. We can also gain additional diversification of our capital and higher return on investment by investing in a larger number of properties, although through a smaller investment in each property.

Growth through strategic asset management. We will seek to asset manage properties when such an involvement leads to access to profitable hotel investment opportunities. Our goal is not to enter the traditional asset management business and compete with pure fee for service asset managers on price, but rather to take advantage of special opportunities, like the joint venture opportunities as previously described, or strategic alliances that will allow us to earn fees to supplement the returns from our owned properties with limited or no accompanying financial commitment. Similar to our joint venture properties, through these management relationships we expect to gain familiarity with the assets we oversee which may position us favorably to acquire ownership of these properties if they are offered for sale.

Recycle capital for future investments through opportunistic dispositions. We will take advantage of opportunities to sell or restructure our ownership in a property, thereby freeing capital for future investment, when we believe that a disposition or ownership restructuring would be in our best interests and in compliance with continued qualification as a REIT. For example, we are likely to sell or restructure our ownership in properties in circumstances where:

•	we believe that our asset management team has maximized the property’s value;

•	the proceeds of the disposition are unusually attractive;

•	the market in which the property is located is declining or static; or

•	competition in the market requires substantial capital investment which will not generate returns that meet our criteria.

Summary of Hotel Properties

Set forth below is a summary of certain information related to our hotel properties as of June 30, 2005:

Hotel	Location	Number of Rooms	Property Interest	Date Acquired
Hyatt Regency New Orleans (*)	New Orleans, LA	1,184	Fee simple	9/1997
InterContinental Chicago Hotel (1)	Chicago, IL	807	Fee simple	4/2005
Hyatt Regency Phoenix (*)	Phoenix, AZ	712	Fee simple	1/1998
InterContinental Miami Hotel (1)	Miami, FL	641	Fee simple	4/2005
Hilton Burbank Airport and Convention Center (*)	Burbank, CA	488	Fee simple	1/1998
Marriott Rancho Las Palmas Resort (*)	Rancho Mirage, CA	444	Fee simple	1/1998
Hyatt Regency La Jolla at Aventine (*)	La Jolla, CA	419	Fee simple	7/1999
Marriott Chicago Schaumburg (*)	Schaumburg, IL	398	Fee simple	5/1998
Marriott Lincolnshire Resort (2)(*)	Lincolnshire, IL	390	Ground lease	9/1997
InterContinental Prague (3)(*)	Prague, Czech Republic	372	Fee simple	5/1998
Loews Santa Monica Beach Hotel (4)(*)	Santa Monica, CA	342	Fee simple	3/1998
Embassy Suites Lake Buena Vista Resort (*)	Orlando, FL	333	Fee simple	9/1997
Marriott Hamburg (5)	Hamburg, Germany	277	Leasehold	6/2000
Ritz-Carlton Half Moon Bay (*)	Half Moon Bay, CA	261	Fee simple	8/2004
Four Seasons Mexico City (*)	Mexico City, Mexico	240	Fee simple	12/1997
Paris Marriott Champs Elysees (5)	Paris, France	192	Leasehold	2/1998
Four Seasons Punta Mita Resort (*)	Punta Mita, Mexico	140	Fee simple	2/2001

Total Number of Rooms		7,640

(1)	We own 85% of the controlling interests in two joint ventures that own these properties.

(2)	We have a ground lease interest in this property.
(3)	We have a 35% joint venture interest in this property.
(4)	We are restricted by agreement from selling this property other than in a transaction that will qualify as a tax deferred exchange and must maintain a specific minimum level of indebtedness encumbering this property until a future date.
(5)	These properties were originally acquired on the dates indicated in the table, but were subsequently sold to a third party and leased back by us in transactions that are more fully described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels”.
(*)	These properties are subject to mortgages as more fully described in note 5 to our Notes to Unaudited Condensed Consolidated Financial Statements contained elsewhere in this prospectus supplement under “Mortgages and Other Debt Payable”.

We were incorporated in Maryland in January 2004. SHC LLC, our founder and accounting predecessor, was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Whitehall and others.

Our principal office is located at 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60606 and our telephone number is (312) 658-5000. We maintain an internet site at http://www.shci.com which contains information concerning us and our subsidiaries. Information included or referred to on our website is not incorporated by reference or otherwise a part of this prospectus supplement. Our website address is included in this prospectus supplement as an inactive textual reference only.

Recent Developments

Fairmont Acquisition

On July 13, 2005, SHC Columbus Drive, LLC, a wholly owned subsidiary of SHC Funding, signed an agreement to acquire the Fairmont Chicago hotel from Buckingham Fountain Hotel, LLC, an affiliate of The Swig Company of San Francisco, for a purchase price of $154.7 million, or a price of $224,000 per room. The acquisition, which is expected to close during the third quarter of 2005, remains subject to customary closing conditions.

The AAA Four-Diamond 692-room luxury hotel is located in the center of downtown Chicago adjacent to the city’s new 24-acre Millennium Park and Lakeshore East, a $2.5 billion mixed-use project, which includes plans for the development of over 2.5 million square feet of commercial space. The 38-story tower contains 62,000 square feet of function space, including 14 meeting rooms, and the Aria Restaurant. Fairmont Hotels, Inc. will continue to manage the property subsequent to the acquisition.

Amended Revolving Credit Facility

On July 28, 2005, we amended our bank credit facility, which we also refer to as the revolving credit facility, to increase the lenders’ commitments from $120.0 million to $175.0 million. In addition, the amendment modifies the minimum ratio of consolidated EBITDA to cash interest expense from 2.75 to 2.50 for the remainder of the term.

THE OFFERING

Common stock offered by us	10,600,000 shares

Common stock to be outstanding after this offering	40,677,505 shares

Use of proceeds	To finance our acquisition of the Fairmont Chicago hotel, to repay amounts outstanding under our $175.0 million revolving credit facility and for other general corporate purposes.

New York Stock Exchange symbol	SLH

The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2005, but does not include:

•	9,401,859 shares of common stock issuable upon redemption of non-managing member interests in SHC Funding if we elect to pay for the redemption with shares of our common stock, including 2,939,939 shares that may be issuable to Whitehall and Prudential;

•	487,714 shares of common stock issuable upon the lapsing of restrictions and conversion of outstanding restricted stock units under our equity incentive plans as of June 30, 2005; and

•	2,470,482 shares of common stock reserved and available for future issuance under our equity incentive plans as of June 30, 2005.

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial and operating data as of and for the fiscal years ended December 31, 2004, 2003 and 2002 was derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission (the Commission) and our Registration Statement on Form S-11. The following summary consolidated financial and operating data as of and for each of the three months and the six months ended June 30, 2005 and 2004 was derived from our unaudited condensed consolidated financial statements included in this prospectus supplement, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for such periods. Results for the three months and the six months ended June 30, 2005 and 2004 are not necessarily indicative of results that may be expected for the entire year.

You should read the following financial information in conjunction with “Capitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included or incorporated by reference herein.

	Three months ended June 30,		Six months ended June 30,		Fiscal years ended December 31,
	2005	2004	2005	2004(1)	2004(1)(2)	2003(1)	2002
	(in thousands, except statistical data)
Statistical Data:
Number of hotels excluding unconsolidated joint venture hotels	16	13	16	13	14	20	25
Number of rooms excluding unconsolidated joint venture hotels	7,268	5,559	7,268	5,559	5,820	9,567	10,621
Average occupancy rate	72.8%	75.2%	72.2%	73.3%	70.5%	69.2%	69.4%

Operating Data:
Revenue:
Rooms	$75,330	$86,247	$137,198	$171,393	$270,820	$317,978	$329,322
Food and beverage	44,513	43,380	79,832	85,117	144,593	164,358	167,691
Other hotel operating revenue	14,149	13,527	26,427	27,196	51,064	55,580	58,738
Lease revenue	3,908	8,649	7,979	15,228	24,233	27,638	35,134

Total Revenues	137,900	151,803	251,436	298,934	490,710	565,554	590,885

Operating Costs and Expenses:
Rooms	17,893	22,112	31,154	43,608	67,761	82,245	81,950
Food and beverage	30,977	33,125	55,962	65,645	110,768	127,751	128,167
Other departmental expenses	36,635	39,127	66,516	77,497	135,323	148,595	147,506
Management fees	4,315	5,168	8,581	10,288	17,145	19,295	19,481
Other property level expenses	8,916	8,897	15,292	18,157	30,344	36,903	34,977
Lease expense	3,418	—	6,991	—	6,446	—	—
Depreciation and amortization	14,225	19,906	24,812	40,057	61,463	82,661	104,302
Impairment losses on goodwill and hotel properties	—	—	—	—	12,675	—	5,435
Corporate expenses	4,650	13,671	9,407	20,194	28,845	21,912	15,854

Total Operating Costs and Expenses	121,029	142,006	218,715	275,446	470,770	519,362	537,672

Operating Income	16,871	9,797	32,721	23,488	19,940	46,192	53,213
Interest Expense	(10,721)	(25,588)	(18,203)	(50,843)	(64,578)	(107,391)	(101,075)
Minority Interests	(1,901)	1,014	(4,104)	928	4,831	(2,895)	(10,264)
Income (Loss) from Continuing Operations	6,132	(41,813)	13,231	(49,802)	(62,329)	(82,241)	(57,537)
Income from Discontinued Operations	—	—	—	75,662	75,662	26,047	7,234

Net Income (Loss)	$6,132	(41,813)	$13,231	$25,860	$13,333	$(56,194)	$(50,303)

Net Income (Loss) Available to Common Shareholders	$3,978	$(41,813)	$10,728	$25,860	$13,333	$(56,194)	$(50,303)

FFO- Fully Converted (3)	$19,824	$(20,041)	$39,076	$(5,089)	$(260)	$32,025	$117,151

EBITDA (3)	$35,859	$4,595	$65,244	$120,002	$143,630	$152,030	$186,838

	June 30, 2005		December 31
	Actual	As Adjusted (4)	2004	2003	2002
	(unaudited)
Balance Sheet Data:
Property and equipment, net, including goodwill, intangible assets and assets held for sale	$1,085,371	$1,085,371	$798,618	$1,748,864	$1,922,681
Cash and cash equivalents (5)	84,615		67,050	193,134	254,807
Total assets	1,298,197		990,350	2,079,521	2,269,657
Convertible debt, mortgages and other debt	737,975		543,140	1,696,167	1,818,580
Total liabilities	929,378		732,744	1,832,845	1,934,264
Minority interests	76,128		61,053	107,608	217,778
Owners’ equity	292,691		196,553	139,068	117,615

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels”. The statistical data for each year presented above includes the sold hotels prior to the date of sale. The operations of the sold hotels prior to their sale are included as discontinued operations in the operating data above for all years presented.
(2)	The historical information for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of our IPO.
(3)	We present two non-GAAP financial measures herein for the company that we believe are useful to investors as key measures of our operating performance: Funds from Operations, or FFO-Fully Converted; and Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA. Reconciliation of these measures to net income (loss) available to common shareholders, the most directly comparable GAAP measure, is set forth in the following tables.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which adopted a definition of FFO in order to promote an industry-wide standard measure of REIT operating performance that would not have certain drawbacks associated with net income under GAAP. NAREIT defines FFO as net income (loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate-related depreciation and amortization, and after adjustments for our portion of these items related to unconsolidated partnerships and joint ventures. We also present FFO-Fully Converted, which is FFO plus convertible debt interest expense and minority interest expense on convertible minority interests. We believe that the presentation of FFO and FFO-Fully Converted provides useful information to investors regarding our results of operations because they are measures of our ability to fund capital expenditures and expand our business. In addition, FFO is widely used in the real estate industry to measure operating performance without regard to items such as depreciation and amortization.

EBITDA represents net income (loss) available to common shareholders excluding: (i) interest expense, (ii) income tax expense, including deferred income tax benefits and expenses applicable to our foreign subsidiaries and income taxes applicable to sale of assets; and (iii) depreciation and amortization. EBITDA also excludes interest expense, income tax expense and depreciation and amortization of our equity method investments. EBITDA for 2004 and 2003 is presented on a full participation basis, which means we have assumed conversion of all convertible minority interests into our common stock. We believe this treatment of minority interest provides more useful information for management and our investors and appropriately considers our current capital structure. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as a measure in determining the value of acquisitions and dispositions.

We caution investors that amounts presented in accordance with our definitions of FFO, FFO-Fully Converted and EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO, FFO-Fully Converted and EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. FFO, FFO-Fully Converted and EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO, FFO-Fully Converted and EBITDA can enhance your understanding of our financial condition and results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss) available to common shareholders. In addition, you should be aware that adverse economic and market conditions might negatively impact our cash flow. Below, we provided a quantitative reconciliation of FFO, FFO-Fully Converted and EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) available to common shareholders, and provide an explanatory description by footnote of the items excluded from FFO, FFO-Fully Converted and EBITDA.

(4)	As adjusted to give effect to the sale by us of 10,600,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(5)	Includes restricted cash and cash equivalents.

The following tables show the reconciliation between net income (loss) available to common shareholders and FFO and FFO-Fully Converted and net income (loss) available to common shareholders and EBITDA for the periods indicated:

Reconciliation of Net Income (Loss) Available to Common Shareholders to Funds from Operations (FFO) and FFO-Fully Converted

	Historical for the Three Months Ended June 30,		Historical for the Six Months Ended June 30,		Historical for the Years Ended December 31,
	2005	2004	2005	2004(1)	2004(1)(2)	2003(1)	2002
Net income (loss) available to common shareholders	$3,978	$(41,813)	$10,728	$25,860	$13,333	$(56,194)	$(50,303)
Depreciation and amortization—continuing operations	14,225	19,906	24,812	40,057	61,463	82,661	104,302
Depreciation and amortization—discontinued operations	—	—	—	—	—	5,513	13,383
Gain on sale of assets-continuing operations	(42)	—	(42)	—
Gain on sale of assets—discontinued operations	—	—	—	(75,982)	(75,982)	(21,072)	—
Realized portion of deferred gain on sale leasebacks	(1,104)	—	(2,246)	—	(2,180)	—	—
Deferred tax expense on realized portion of deferred gain on sale leasebacks	331	—	675	—	657	—	—
Minority interest adjustments	(2,618)	(124)	(5,247)	(124)	(5,573)	(466)	(819)
Adjustments from unconsolidated affiliates	535	828	1,045	1,799	3,174	3,320	2,989

FFO (3)	15,305	(21,203)	29,725	(8,390)	(5,108)	13,762	69,552
Convertible debt interest expense	—	2,052	—	4,105	4,105	14,902	36,516
Convertible minority interests	4,519	(890)	9,351	(804)	743	3,361	11,083

FFO—Fully Converted (3)	$19,824	$(20,041)	$39,076	$(5,089)	$(260)	$32,025	$117,151

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels”.
(2)	The reconciliation for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of our IPO.
(3)	FFO has not been adjusted for the following amounts included in net income (loss) available to common shareholders because these losses have either occurred during the prior two years or are reasonably likely to occur within two years (in thousands).

•	Impairment losses from continuing operations amounted to $12,675 and $5,435 for the years ended December 31, 2004 and 2002, respectively.

•	Loss on extinguishment of debt from continuing operations amounted to $21,946 for the six months ended June 30, 2004 and $21,934 and $13,761 for the years ended December 31, 2004 and 2003, respectively.

•	Loss on extinguishment of debt from discontinued operations amounted to $1,086 for the year ended December 31, 2003.

Reconciliation of Net Income (Loss) Available to Common Shareholders to EBITDA

	Historical for the Three Months Ended June 30,		Historical for the Six Months Ended June 30,		Historical for the Years Ended December 31,
	2005	2004	2005	2004(1)	2004(1)(2)	2003(1)	2002
Net income (loss) available to common shareholders	$3,978	$(41,813)	$10,728	$25,860	$13,333	$(56,194)	$(50,303)
Depreciation and amortization—continuing operations	14,225	19,906	24,812	40,057	61,463	82,661	104,302
Depreciation and amortization—discontinued operations	—	—	—	—	—	5,513	13,383
Interest expense—continuing operations	10,721	25,588	18,203	50,843	64,578	107,391	101,075
Interest expense—discontinued operations	—	—	—	577	577	6,352	10,856
Income taxes	1,794	135	2,872	314	5,265	247	3,493
Mexican asset tax refund	—	—	—	—	(2,427)	—	—
Minority interests	1,901	(1,014)	4,104	(928)	(4,831)	2,895	(1,382)
Adjustments from unconsolidated affiliates	1,086	1,793	2,022	3,279	5,672	3,165	5,414
Preferred shareholder dividend	2,154	—	2,503	—	—	—	—

EBITDA (3)	$35,859	$4,595	$65,244	$120,002	$143,630	$152,030	$186,838

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels”.
(2)	The reconciliation for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of our initial public offering.
(3)	EBITDA has not been adjusted for the following amounts included in net income (loss) available to common shareholders because these losses have either occurred during the prior two years or are reasonably likely to occur within two years (in thousands).

•	Impairment losses from continuing operations amounted to $12,675 and $5,435 for the years ended December 31, 2004 and 2002, respectively.

•	Loss on extinguishment of debt from continuing operations amounted to $21,946 for the six months ended June 30, 2004 and $21,934 and $13,761 for the years ended December 31, 2004 and 2003, respectively.

•	Loss on extinguishment of debt from discontinued operations amounted to $1,086 for the year ended December 31, 2003.

•	Gain on sale of assets from discontinued operations amounted to $75,982 for the six months ended June 30, 2004 and $75,982 and $21,072 for the years ended December 31, 2004 and 2003, respectively.

•	Realized portion of deferred gain on sale leaseback amounted to $1,104 for the three months ended June 30, 2005, $2,246 for the six months ended June 30, 2005 and $2,180 for the year ended December 31, 2004.

SUPPLEMENTAL RISK FACTORS

An investment in our common stock involves various risks. In addition to the risks described under “Risk Factors” beginning on page 4 of the accompanying prospectus, you should carefully consider the following supplemental risk factors in conjunction with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our common stock.

If a large number of our shares of common stock are sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price on our common stock. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

On June 30, 2005 we filed a registration statement on Form S-3 with the SEC pursuant to which the listed selling stockholders, including the Whitehall and Prudential entities, may sell up to 13,642,648 shares of our common stock. The Registration Statement became effective on July 13, 2005. On July 13, 2005, we filed a second registration statement on Form S-3 with the SEC pursuant to which the listed selling stockholders may sell up to 5,554,912 shares of our common stock upon exchange of their limited liability company interests in SHC Funding. We have not entered into lock-up agreements with the holders of approximately 6,465,920 shares of common stock registered for resale under these registration statements. If any or all of these holders cause a large number of shares to be sold in the public market, the sales could reduce the trading price of our common stock and make it more difficult for you to sell your common stock at a time and price which you deem appropriate. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

You should not rely on the underwriters’ lock-up agreements to limit the number of shares sold into the market by our affiliates.

The holders of approximately (1) 9,812,314 shares of our common stock, (2) 3,003,034 limited liability company interests in SHC Funding, and (3) 190,743 vested restricted stock units, or RSUs, have agreed with our underwriters to be bound by lock-up agreements that prohibit these holders from selling or transferring their shares of common stock, interests in SHC Funding or RSUs, as applicable, except in specified limited circumstances. The Prudential and Whitehall entities, as the holders of approximately 9,795,701 shares of our common stock to be outstanding after this offering and 2,935,939 limited liability company interests in SHC Funding, are bound by a 60-day lock-up agreement, provided however, that during the last 30 days of such 60-day period, the Prudential or Whitehall entities may sell or transfer their shares and convert their limited liability company interests in SHC Funding into shares and sell or transfer those shares, upon specified written notice to Deutsche Bank Securities Inc., if during those 30 days the closing price of our common stock (i) exceeds 110% of the closing price of the common stock on the date of this prospectus supplement or (ii) decreases 10% or more from the per share net proceeds we receive from this offering. The directors and executive officers of the company, as the holders of approximately 16,613 shares of our common stock to be outstanding after this offering, 67,095 limited liability company interests in SHC Funding and 190,743 vested RSUs are bound by 90-day lock-up agreements. The lock-up agreements signed by our stockholders are only contractual agreements, and Deutsche Bank Securities Inc., on behalf of the underwriters, can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow stockholders to sell their shares. If the restrictions of all of the lock-up agreements are waived, we believe that approximately 12,815,348 shares (which number includes the shares issuable upon the redemption of limited liability company interests in SHC Funding) will be available for sale into the market, subject only to applicable securities rules and regulations, which could reduce the market price for our common stock.

The market price of our equity securities may vary substantially.

The trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our stock to demand a higher annual yield, which could reduce the market price of our equity securities.

Other factors that could affect the market price of our equity securities include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances;

•	adverse market reaction to any increased indebtedness we incur in the future; and

•	general market, economic and political conditions.

The termination of or the continued reduction in our fee generated under our asset management agreement with SHC LLC will result in a loss of income that will negatively affect our reported results and may decrease the amount of distributions that we may be able to make to our stockholders.

Our asset management agreement with SHC LLC is terminable by SHC LLC at any time after June 29, 2006 upon 90 days’ notice. Additionally, the annual fee of $5.0 million payable to us under the asset management agreement is reduced after June 29, 2005 to the extent that SHC LLC sells any of its hotels covered by the asset management agreement. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. As a result of this transaction, we expect that the asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale. The transaction is expected to be consummated in the third quarter of 2005. We anticipate that in the future SHC LLC will sell other hotels subject to the asset management agreement, which would further decrease our asset management fee. If the asset management agreement is terminated or our fee continues to be reduced, we will experience a loss of income that will negatively affect our reported results and may decrease the amount of distributions that we may be able to make to our stockholders.

FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this prospectus supplement or in the accompanying prospectus, including, without limitation, the statements under “Prospectus Supplement Summary” and located elsewhere in this prospectus supplement or incorporated by reference herein relating to expectations of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “targets,” “will,” “will continue,” “will likely result” or other comparable expressions or the negative of these terms identify forward-looking statements. Forward-looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

In addition to other factors and matters discussed elsewhere in our quarterly, annual and current reports that we file with the Commission, and which are incorporated by reference into this prospectus supplement, some important factors that could cause actual results or outcomes for us to differ materially from those discussed in forward-looking statements include, but are not limited to:

•	The factors discussed in this prospectus supplement under the section titled “Supplemental Risk Factors” and the accompanying prospectus under the section titled “Risk Factors”;

•	Availability of capital;

•	Increases in interest rates and operating costs;

•	Difficulties in identifying properties to acquire and completing acquisitions;

•	Availability to obtain or refinance debt;

•	Our ability to dispose of existing properties in a manner consistent with our investment strategy;

•	Downturns in economic and market conditions, particularly levels of spending in the travel and leisure industries in the markets where we invest;

•	General volatility of the capital markets and the market price of our common shares;

•	Our failure to maintain our status as a REIT;

•	Increases in real property tax rates;

•	Changes in the competitive environment in our industry and the markets where we invest;

•	Changes in real estate and zoning laws or regulations;

•	Hostilities, including future terrorist attacks, or apprehension of hostilities that affect travel within or to the United States, Mexico, Czech Republic, Germany, France or other countries where we invest; and

•	Risks related to natural disasters.

Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all such factors. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus supplement to reflect new information, future events or otherwise, except as required by law. Readers are urged to carefully review and consider the various disclosures made in this prospectus supplement and in our other documents filed with the Commission, including the accompanying prospectus and the risk factors described in that filing, that attempt to advise interested parties of the risks and other factors that may affect our business, prospects and results of operations and financial condition.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million at an offering price of $             per share, or approximately $             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and expenses of this offering. We intend to use the net proceeds to (i) finance our acquisition of the Fairmont Chicago hotel, (ii) repay amounts outstanding under our $175.0 million revolving credit facility and (iii) for other general corporate purposes.

We intend to use the net proceeds from this offering to finance the purchase price and related fees of our acquisition of the Fairmont Chicago hotel. On July 13, 2005, SHC Columbus Drive, LLC, a wholly owned subsidiary of SHC Funding, our operating partnership, signed an agreement to acquire the Fairmont Chicago hotel from Buckingham Fountain Hotel, LLC, an affiliate of The Swig Company of San Francisco, for a purchase price of $154.7 million, or a price of $224,000 per room. This acquisition, which is expected to close during the third quarter of 2005, remains subject to customary closing conditions. The acquisition is not conditioned on the consummation of this offering and this offering is not conditioned on the consummation of the acquisition.

Until the closing of the acquisition of the Fairmont Chicago hotel, we intend to use the net proceeds from this offering to repay amounts outstanding under our $175.0 million revolving credit facility and for general corporate purposes. As of August 2, 2005, we had $54.5 million of outstanding borrowings under our $175.0 million revolving credit facility. Our revolving credit facility bears interest at a variable rate tied to either a base rate plus a spread of 1.70% or the London Interbank Offered Rate, plus a spread of 2.95%, and expires on June 29, 2007. Base rate is the prime rate announced by Deutsche Bank Trust Company Americas, in effect on the date of borrowing, or the Federal Funds rate in effect on such day plus 0.50%. Deutsche Bank Trust Company Americas, the administrative agent and a lender under our $175.0 million revolving credit facility, is an affiliate of Deutsche Bank Securities Inc., the lead underwriter in this offering. Affiliates of certain of the other underwriters are also lenders under this revolving credit facility.

Pending such uses, the net proceeds from this offering may be invested in interest-bearing accounts and short-term interest bearing securities that are consistent with our qualification as a REIT.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange under the symbol “SLH.” The following table sets forth on a per share basis the high and low sale prices for our common stock for the quarters indicated and the cash dividends declared on the common stock.

	High	Low	Dividends Declared
2004
Second quarter	$14.70	$14.00	$—
Third quarter	15.75	13.00	0.22
Fourth quarter	16.56	13.10	0.22
2005
First quarter	$17.26	$13.94	$0.22
Second quarter	19.48	13.25	0.22
Third quarter (through August 2, 2005)	19.50	17.41

On August     , 2005 the last reported sale price for our common stock on the New York Stock Exchange was $             per share. As of August     , 2005, there were              holders of record of our common stock. By including persons holding shares in broker accounts under street names, however, we estimate that there were approximately              holders of record of our common stock as of August     , 2005.

DIVIDEND POLICY

We began paying dividends on our common stock in the third quarter of 2004 and have paid quarterly dividends since then.

We generally intend to distribute each year substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) to our shareholders so as to comply with the REIT provisions of the Internal Revenue Code. We intend to make dividend distributions quarterly and, if necessary for REIT qualification purposes, we may need to distribute any taxable income remaining after the distribution of the final regular quarterly dividend each year, together with the first regular quarterly dividend payment of the following taxable year or, at our discretion, in a special dividend distributed prior thereto. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition, our maintenance of REIT status and other factors as our board of directors deems relevant.

Distributions to shareholders will generally be subject to tax as ordinary income, although a portion of the distributions may be designated by us as capital gain or may constitute a tax-free return of capital. Annually, our transfer agent will furnish to each of our shareholders a statement of distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital.

Our ability to pay distributions in the future and the amounts of any such distributions will depend upon a number of factors, including those discussed under the caption “Supplemental Risk Factors” in this prospectus supplement and the caption “Risk Factors” in the accompanying prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, stockholders’ equity and total capitalization as of June 30, 2005, assuming that the underwriters do not exercise their over-allotment option to purchase additional shares of common stock:

•	on an actual basis; and

•	as adjusted to give effect to the sale by us of 10,600,000 shares of our common stock in this offering at a public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	June 30, 2005
	Actual	As adjusted
	(unaudited)
Cash and cash equivalents	$84,615	$

Debt
Commercial mortgage-backed securities	$683,057		$683,057
Other debt	6,918		6,918
Bank credit facility	48,000		—
Minority interests	76,128
Shareholders’ equity
8.5% Series A Cumulative Redeemable Preferred shares—$0.01 par value; 4,000,000 shares issued and outstanding (liquidation preference $25.00 per share)	97,540		97,540
Common stock—par value $0.01; 150,000,000 shares authorized; 30,077,505 shares issued and outstanding—actual; 41,188,616 shares issued and outstanding—as adjusted (1)	301
Deferred compensation	(2,423)		(2,423)
Additional paid-in capital	485,771
Accumulated deficit	(258,642)		(258,642)
Accumulated distributions to shareholders	(29,360)		(29,360)
Accumulated other comprehensive loss	(496)		(496)

Total capitalization	$1,106,794	$

(1)	The number of shares of common stock issued and outstanding does not include: (a) approximately 9,401,859 shares reserved for issuance with respect to units of our operating partnership that may, subject to limits in its operating agreement, be exchanged for cash or, at our option, shares of our common stock; (b) 487,714 shares issuable upon exercise in full under our 2004 Incentive Plan; and (c) approximately 2,470,782 additional shares available for future issuance under our 2004 Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected consolidated financial and operating data as of and for each of the six months periods ended June 30, 2005 and 2004 and as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The following selected consolidated financial data as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 was derived from our historical consolidated financial statements contained in our Annual Report on Form 10-K filed with the Commission and our Registration Statements on Form S-11. The following selected consolidated financial data as of and for each of the six month periods ended June 30, 2005 and 2004 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus supplement for both of the six month periods presented, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for such periods. Results for the six months ended June 30, 2005 and 2004 are not necessarily indicative of results that may be expected for the entire year.

You should read the following table in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included or incorporated by reference herein.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004(1)	2004(1)(2)	2003(1)	2002(1)	2001(1)	2000(1)
	(In thousands, except statistical data)
Statistical Data:
Number of hotels excluding unconsolidated joint venture hotels	16	13	14	20	25	25	26
Number of rooms excluding unconsolidated joint venture hotels	7,268	5,559	5,820	9,567	10,621	10,619	11,263
Average occupancy rate	72.2%	73.3%	70.5%	69.2%	69.4%	67.6%	75.8%

Operating Data:
Revenue:
Rooms	$137,198	$171,393	$270,820	$317,978	$329,322	$345,568	$432,256
Food and beverage	79,832	85,117	144,593	164,358	167,691	174,284	209,032
Other hotel operating revenue	26,427	27,196	51,064	55,580	58,738	67,228	76,304
Lease revenue	7,979	15,228	24,233	27,638	35,134	45,286	51,460

Total Revenues	251,436	298,934	490,710	565,554	590,885	632,366	769,052

Operating Costs and Expenses:
Rooms	31,154	43,608	67,761	82,245	81,950	83,983	100,246
Food and beverage	55,962	65,645	110,768	127,751	128,167	132,254	152,579
Other departmental expenses	66,516	77,497	135,323	148,595	147,506	153,625	172,453
Management fees	8,581	10,288	17,145	19,295	19,481	20,920	25,868
Other property level expenses	15,292	18,157	30,344	36,903	34,977	34,047	35,740
Lease expense	6,991	—	6,446	—	—	—	—
Depreciation and amortization	24,812	40,057	61,463	82,661	104,302	118,690	135,275
Impairment losses on goodwill and hotel properties	—	—	12,675	—	5,435	53,185	3,500
Corporate expenses	9,407	20,194	28,845	21,912	15,854	18,428	28,798

Total Operating Costs and Expenses	218,715	275,446	470,770	519,362	537,672	615,132	654,459

Operating Income	32,721	23,488	19,940	46,192	53,213	38,765	114,593
Interest Expense	(18,203)	(50,843)	(64,578)	(107,391)	(101,075)	(128,875)	(146,908)
Minority Interests	(4,104)	928	4,831	(2,895)	(10,264)	(10,812)	(11,693)
Income (Loss) from Continuing Operations	13,231	(49,802)	(62,329)	(82,241)	(57,537)	(110,351)	(39,853)
Income from Discontinued Operations	—	75,662	75,662	26,047	7,234	1,668	8,340

Net Income (Loss)	$13,231	$25,860	$13,333	$(56,194)	$(50,303)	$(116,659)	$(31,513)

Net Income (Loss) Available to Common Shareholders	$10,728	$25,860	$13,333	$(56,194)	$(50,303)	$(116,659)	$(31,513)

FFO	$29,725	$(8,390)	$(5,108)	$13,762	$69,552	$(5,597)	$122,684

FFO – Fully Converted(3)	$39,076	$(5,089)	$(260)	$32,025	$117,151	$42,847	$173,929

EBITDA(3)	$65,244	$120,002	$143,630	$152,030	$186,838	$161,849	$284,899

Balance Sheet Data:
Property and equipment, net, including goodwill, intangible assets and assets held for sale	$1,085,371		$798,618	$1,748,864	$1,922,681	$2,001,785	$2,233,281
Cash and cash equivalents(4)	84,615		67,050	193,134	254,807	250,779	114,486
Total assets	1,298,197		990,350	2,079,521	2,269,657	2,352,572	2,472,947
Convertible debt, mortgages and other debt	737,975		543,140	1,696,167	1,818,580	1,865,260	1,588,009
Total liabilities	929,378		732,744	1,832,845	1,934,264	1,970,817	1,734,220
Minority interests	76,128		61,053	107,608	217,778	213,025	277,265
Owners’ equity	292,691		196,553	139,068	117,615	168,730	461,462

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels.” The statistical data for each year presented above includes the sold hotels prior to the date of sale. The operations of the sold hotels are included as discontinued operations in the operating data above for all years presented.

(2)	The historical information for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of the IPO.
(3)	We present three non-GAAP financial measures herein for us that we believe are useful to investors as key measures of our operating performance: Funds from Operations, FFO or FFO-Fully Converted; and Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA. Reconciliation of these measures to net income (loss)available to common shareholders, the most directly comparable GAAP measure, is set forth in the following tables.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which adopted a definition of FFO in order to promote an industry-wide standard measure of REIT operating performance that would not have certain drawbacks associated with net income under GAAP. NAREIT defines FFO as net income (or loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate-related depreciation and amortization, and after adjustments for our portion of these items related to unconsolidated partnerships and joint ventures. We also present FFO-Fully Converted, which is FFO plus convertible debt interest expense and minority interest expense on convertible minority interests. We believe that the presentation of FFO and FFO-Fully Converted provides useful information to investors regarding our results of operations because they are measures of our ability to fund capital expenditures and expand our business. In addition, FFO is widely used in the real estate industry to measure operating performance without regard to items such as depreciation and amortization.

EBITDA represents net income (loss) available to common shareholders excluding: (i) interest expense, (ii) income tax expense, including deferred income tax benefits and expenses applicable to our foreign subsidiaries and income taxes applicable to sale of assets; and (iii) depreciation and amortization. EBITDA also excludes interest expense, income tax expense and depreciation and amortization of our equity method investments. EBITDA for 2004 and 2003 is presented on a full participation basis, which means we have assumed conversion of all convertible minority interests into our common stock. We believe this treatment of minority interest provides more useful information for management and our investors and appropriately considers our current capital structure. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as a measure in determining the value of acquisitions and dispositions.

We caution investors that amounts presented in accordance with our definitions of FFO, FFO-Fully Converted, and EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO, FFO-Fully Converted, and EBITDA should not be considered as an alternative measure of our net income (loss) available to common shareholders or operating performance. FFO, FFO-Fully Converted, and EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO, FFO-Fully Converted, and EBITDA can enhance your understanding of our financial condition and results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss) available to common shareholders. In addition, you should be aware that adverse economic and market conditions might negatively impact our cash flow. Below, we include a quantitative reconciliation of FFO, FFO-Fully Converted, and EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) available to common shareholders, and provide an explanatory description by footnote of the items excluded from FFO, FFO-Fully Converted, and EBITDA.

(4)	Includes restricted cash and cash equivalents.

The following tables show the reconciliation between net income (loss) available to common shareholders and FFO and FFO-Fully Converted and net income (loss) available to common shareholders and EBITDA for the periods indicated:

Reconciliation of Net Income (Loss) Available to Common Shareholders to Funds From Operations (FFO) and FFO-Fully Converted

	Historical for the six months ended June 30,		Historical For the Years Ended December 31,
	2005	2004(1)	2004(1)(2)	2003(1)	2002	2001	2000
	(In thousands)
Net income (loss) available to common shareholders	$10,728	$25,860	$13,333	$(56,194)	$(50,303)	$(116,659)	$(31,513)
Depreciation and amortization—continuing operations	24,812	40,057	61,463	82,661	104,302	118,690	135,275
Depreciation and amortization—discontinued operations	—	—	—	5,513	13,383	11,901	18,449
Gain on sale of assets—continuing operations	(42)	—	—	—	—	(21,531	(1,702)
Gain on sale of assets—discontinued operations	—	(75,982)	(75,982)	(21,072)	—	—	—
Realized portion of deferred gain on sale leasebacks	(2,246)	—	(2,180)	—	—	—	—
Deferred tax expense on realized portion of deferred gain on sale leasebacks	675	—	657	—	—	—	—
Minority interest adjustments	(5,247)	(124)	(5,573)	(466)	(819)	(1,019)	(1,036)
Adjustments from unconsolidated affiliates	1,045	1,799	3,174	3,320	2,989	3,021	3,211

FFO(3)	29,725	(8,390)	(5,108)	13,762	69,552	(5,597)	122,684
Convertible debt interest expense	—	4,105	4,105	14,902	36,516	36,613	38,516
Convertible minority interests	9,351	(804)	743	3,361	11,083	11,831	12,729

FFO—Fully Converted(3)	$39,076	$(5,089)	$(260)	$32,025	$117,151	$42,847	$173,929

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels.”
(2)	The reconciliation for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of the IPO.
(3)	FFO has not been adjusted for the following amounts included in net income (loss) available to common shareholders because these losses have either occurred during the prior two years or are reasonably likely to occur within two years (in thousands).

•	Impairment losses from continuing operations amounted to $12,675, $5,435 and $53,185 for the years ended December 31, 2004, 2002 and 2001 respectively.

•	Impairment losses from discontinued operations amounted to $7,803 for the year ended December 31, 2001.

•	Loss on extinguishment of debt from continuing operations amounted to $21,946 for the six months ended June 30, 2004 and $21,934, $13,761 and $13,868 for the years ended December 31, 2004, 2003 and 2001, respectively.

•	Loss on extinguishment of debt from discontinued operations amounted to $1,086 for the year ended December 31, 2003.

Reconciliation of Net Income (Loss) Available to Common Shareholders to EBITDA

	Historical for the six months ended June 30, 2005	Historical for the six months ended June 30, 2004	Historical for the Years Ended December 31,
			2004(1)(2)	2003(1)	2002	2001	2000
	(In thousands)
Net income (loss) available to common shareholders	$10,728	$25,860	$13,333	$(56,194)	$(50,303)	$(116,659)	$(31,513)
Depreciation and amortization—continuing operations	24,812	40,057	61,463	82,661	104,302	118,690	135,275
Depreciation and amortization—discontinued operations	—	—	—	5,513	13,383	11,901	18,449
Interest expense—continuing operations	18,203	50,843	64,578	107,391	101,075	128,875	146,908
Interest expense—discontinued operations	—	577	577	6,352	10,856	12,666	8,091
Income taxes	2,872	314	5,265	247	3,493	3,185	4,153
Mexican asset tax refund	—	—	(2,427)	—	—	—	—
Minority interests	4,104	(928)	(4,831)	2,895	(1,382)	(1,503)	(2,002)
Adjustments from unconsolidated affiliates	2,022	3,279	5,672	3,165	5,414	4,694	5,538
Preferred shareholder dividend	2,503	—	—	—	—	—	—

EBITDA(3)	$65,244	$120,002	$143,630	$152,030	$186,838	$161,849	$284,899

(1)	We sold five hotel properties during the year ended December 31, 2003 and one hotel property during the first quarter of 2004 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels.”
(2)	The reconciliation for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of the IPO.
(3)	EBITDA has not been adjusted for the following amounts included in net income (loss) available to common shareholders because these losses have either occurred during the prior two years or are reasonably likely to occur within two years (in thousands).

•	Impairment losses from continuing operations amounted to $12,675, $5,435 and $53,185 for the years ended December 31, 2004, 2002 and 2001 respectively.

•	Impairment losses from discontinued operations amounted to $7,803 for the year ended December 31, 2001.

•	Loss on extinguishment of debt from continuing operations amounted to $21,946 for the six months ended June 30, 2004 and $21,934, $13,761 and $13,868 for the years ended December 31, 2004, 2003 and 2001, respectively.

•	Loss on extinguishment of debt from discontinued operations amounted to $1,086 for the year ended December 31, 2003.

•	Gain on sale of assets from discontinued operations amounted to $75,982 for the six months ended June 30, 2004 and $75,982 and $21,072 for the years ended December 31, 2004 and 2003, respectively. Gain on sale of assets from continuing operations amounted to $21,531 and $1,702 for the years ended December 31, 2001 and 2000, respectively.

•	Realized portion of deferred gain on sale leasebacks amounted to $2,246 for the six months ended June 30, 2005 and $2,180 for the year ended December 31, 2004.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the acquisition of an interest in two joint ventures which own the Chicago and Miami InterContinental hotels. The historical financial information for the six months ended June 30, 2005 has been derived from our financial statements included in this prospectus supplement. The unaudited pro forma statement of operations data for the six months ended June 30, 2005 is presented as if the April 1, 2005 acquisition of the Chicago and Miami InterContinental hotels had occurred on January 1, 2005. We have not presented pro forma balance sheet information as there are no adjustments affecting our historical June 30, 2005 balance sheet.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the earlier date discussed above. It also does not project or forecast our consolidated results of operations for any future date or period.

Unaudited and Pro Forma Condensed Consolidated Statements of Operations

For the Six Months Ended June 30, 2005

(in thousands, except shares and per share amounts)

	Strategic Hotel Capital, Inc. and Subsidiaries Historical	InterContinental Acquisition		Other Adjustments		Strategic Hotel Capital, Inc. and Subsidiaries Pro Forma
Revenues:
Rooms	$137,198	$14,420	(1a)	$—		$151,618
Food and beverage	79,832	8,632	(1b)			88,464
Other hotel operating revenue	26,427	809	(1c)			27,236

	243,457	23,861		—		267,318
Lease revenue	7,979			—		7,979

Total revenues	251,436	23,861		—		275,297

Operating Costs and Expenses:
Rooms	31,154	3,794	(1d)			34,948
Food and beverage	55,962	5,760	(1e)			61,722
Other departmental expenses	66,516	5,806	(1f)			72,322
Management fees	8,581	244	(1g)			8,825
Other property level expenses	15,292	1,511	(1h)			16,803
Lease expense	6,991					6,991
Depreciation and amortization	24,812	3,535	(1i)			28,347
Corporate expenses	9,407					9,407

Total operating costs and expenses	218,715	20,650		—		239,365

Operating Income	32,721	3,211		—		35,932

Interest expense	(18,203)	(3,037	)(1j)	829	(2a)	(20,538)
		(127	)(1k)
Interest income	761					761
Other income, net	4,623					4,623

Income before income taxes and minority interest	19,902	47		829		20,778
Income tax expense	(2,567)					(2,567)
Minority interests	(4,104)			(207	)(2b)	(4,311)

Income from continuing operations	$13,231	$47		$622		$13,900

Proforma income from continuing operations available to common shareholders per share:
Basic:						$0.32 (3)
Diluted:						$0.32 (3)

NOTES TO UNAUDITED AND PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005

1. InterContinental Acquisition—We entered into partnership agreements with InterContinental Hotels Group (the Ventures) and on April 1, 2005 we purchased an 85% controlling interest in the Ventures which own the InterContinental hotels in Chicago and Miami. In connection with this transaction, the Ventures obtained $202.0 million of debt financing. Based on current expectations and nature of our preferred return, we do not anticipate recording a minority interest allocation to InterContinental Hotels Group during the first year. The following pro forma adjustments were made to account for this acquisition and related debt financing:

a)	Reflects $14.4 million of room revenue.

b)	Reflects $8.6 million of food and beverage revenue.

c)	Reflects $0.8 million of other hotel operating revenue.

d)	Reflects $3.8 million of rooms expense.

e)	Reflects $5.8 million of food and beverage expense.

f)	Reflects $5.8 million of other departmental expenses.

g)	Reflects $0.2 million of management fees.

h)	Reflects $1.5 million of other property level expenses.

i)	Reflects $3.5 million of depreciation and amortization expense.

j)	Reflects $3.0 million interest expense related to the new $202.0 million of variable mortgage debt that is collateralized by the assets and additional interest expense on our revolving credit facility. We used a weighted average LIBOR rate of 2.71% plus the designated spreads to calculate interest expense for the floating rate loans.

k)	Reflects $0.1 million of amortization of estimated deferred financing costs applicable to closing the mortgage loan agreement. Financing costs are amortized to interest expense over the life of the new loan agreement (5 years) using the straight-line method, which approximates the effective interest method.

2. Other Adjustments—To adjust interest expense and minority interest for all pro forma activity, we have made the following additional adjustments:

a)	Reflects the $0.8 million elimination of historical interest expense related to the revolving credit facility. The debt to which this historical interest expense relates was retired with the net proceeds received from the preferred offering.

b)	Reflects the $0.2 million adjustment for minority interest to give effect to the weighted average 23.67% interest in the operating partnership owned by others.

3. Income From Continuing Operations Available to Common Shareholders Per Share Calculation—The following table calculates the weighted average basic and diluted income from continuing operations available to common shareholders per share:

	(In thousands except per share amounts)
	Basic	Diluted
Basic weighted-average common shares outstanding at June 30, 2005	30,247	30,247

Restricted Stock Units		148

Diluted weighted-average common shares outstanding at June 30, 2005		30,395

Pro forma income from continuing operations for the six months ended June 30, 2005	$13,900	$13,900
Pro forma Preferred shareholder dividend	(4,250)	(4,250)

Pro forma income from continuing operations available to common shareholders for the six months ended June 30, 2005	$9,650	$9,650

Pro forma income from continuing operations available to common shareholders per share for the six months ended June 30, 2005—basic and diluted	$0.32	$0.32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Strategic Hotel Capital, Inc., or SHCI, was incorporated in January 2004 to own and asset manage upper upscale and luxury hotels in North America and Europe. Strategic Hotel Capital, L.L.C., or SHC LLC, was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Whitehall (an affiliate of Goldman, Sachs & Co.), and others. We made an election to be taxed, beginning with our 2004 tax year, as a REIT under the Internal Revenue Code of 1986, as amended (the Code). On June 29, 2004, we completed our IPO of common stock. Prior to the IPO, 21 hotel interests were owned by SHC LLC. Concurrent with and as part of the transactions relating to the IPO, a reverse spin-off distribution to shareholders separated SHC LLC into two companies, a new, privately-held SHC LLC, with interests, at that time, in seven hotels (the Distributed Properties), and Strategic Hotel Capital, Inc., a public entity with interests, at that time, in 14 hotels. See note 1 to our Notes to Unaudited Condensed Consolidated Financial Statements for the hotel interests owned by us and SHC LLC.

We operate as a self-administered and self-managed REIT, which means that we are managed by our board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. For us to continue to qualify as a REIT, we cannot operate hotels; instead we employ internationally known hotel management companies to operate our hotels for us under management contracts. We conduct our operations through our direct and indirect subsidiaries including our operating partnership, SHC Funding, which currently holds substantially all of our assets. We are the sole managing member of our operating partnership and hold approximately 76.33% of its membership units. We manage all business aspects of our operating partnership, including the sale and purchase of hotels, the investment in these hotels and the financing of our operating partnership and its assets.

The historical financial data prior to June 29, 2004 presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section is the historical financial data for our predecessor, SHC LLC, and reflects the historical results of operations and financial position of SHC LLC, including the seven properties that were not contributed to SHC Funding as part of the transactions relating to the IPO. As a result, our historical results of operations and financial position are not indicative of our results of operations and financial position after the IPO.

When presenting the dollar equivalent amount for any amounts expressed in a foreign currency, the dollar equivalent amount has been computed based on the exchange rate on the date of the transaction or the exchange rate prevailing on June 30, 2005 as applicable, unless otherwise noted.

Acquisition and Sale of Interests in Hotel Properties; Comparable REIT Assets. In February 2004, we sold one hotel property, the Hyatt Regency Capitol Hill in Washington, D.C. The results of operations for this property, which we held for sale as of December 31, 2003, have been classified as discontinued operations in the statements of operations for the three and six months ended June 30, 2004. Based on the continued cash flow SHCI generates from its asset management agreement with SHC LLC, the operations of seven hotel properties distributed to SHC LLC are not reflected as discontinued operations in the accompanying statements of operations.

In addition, we acquired our joint venture partner’s 65% interest in the lease of the Hamburg Marriott on March 1, 2004. On August 24, 2004, we purchased the Ritz-Carlton Half Moon Bay, located south of San Francisco, California, for approximately $123.2 million. On April 1, 2005, we purchased an 85% controlling interest in the InterContinental hotels in Chicago and Miami for approximately $301.0 million.

We define our total portfolio as properties that are owned or leased by us, and their operations are included in our consolidated operating results. We present certain information about our hotel operating results and statistics on a comparable hotel basis. We define our Comparable REIT Assets as those (a) that are owned or leased by us, and their operations are included in our consolidated operating results, and (b) for which we reported operating results throughout the reporting periods being compared. Accordingly, our comparable hotels for purposes of the comparison of the three and six months ended June 30, 2005 to 2004 do not include the InterContinental Chicago and Miami hotels in which we purchased an 85% controlling interest in April 2005, the Ritz-Carlton Half Moon Bay which we purchased in August 2004, the Prague InterContinental which we account for under the equity method, and the Washington, D.C. hotel sold in the first quarter of 2004. Our comparable hotels for purposes of the comparison of the six months ended June 30, 2005 to 2004 also do not include the Hamburg Marriott, which we accounted for under the equity method until we acquired the remaining 65% joint venture interest in March 2004. The Comparable REIT Assets exclude the seven hotels owned by our accounting predecessor SHC LLC prior to the IPO, which we refer to as the Distributed Properties, because these properties were excluded from our results of operations after June 29, 2004. We present these Comparable REIT Asset results because we believe that doing so provides management and the reader with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and the reader in distinguishing whether increases or decreases in revenues and/or expenses are due to operations of the Comparable REIT Assets or from the remainder of the portfolio.

Revenues. Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue consists of:

	For the Six Months Ended June 30,
	Total Portfolio				Comparable REIT Assets
	2005	2004	2005 % of Total Revenues	2004 % of Total Revenues	2005	2004	2005 % of Total Revenues	2004 % of Total Revenues
	(Dollars in thousands)				(Dollars in thousands)
Revenues:
Rooms	$137,198	$171,393	54.5%	57.3%	$109,813	$93,323	55.5%	54.5%
Food and beverage	79,832	85,117	31.8%	28.5%	60,526	49,271	30.6%	28.7%
Other hotel operating revenue	26,427	27,196	10.5%	9.1%	21,631	18,502	10.9%	10.8%

	243,457	283,706	96.8%	94.9%	191,970	161,096	97.0%	94.0%
Lease revenue	7,979	15,228	3.2%	5.1%	5,841	10,370	3.0%	6.0%

Total revenues	$251,436	$298,934	100.0%	100.0%	$197,811	$171,466	100.0%	100.0%

•	Rooms revenue. Occupancy and average daily rate are the major drivers of rooms revenue.

•	Food and beverage revenue. Occupancy and local social catering are the major drivers of food and beverage revenue.

•	Other hotel operating revenue. Other hotel operating revenue consists of ancillary revenue such as telephone, parking, golf course, spa, entertainment and other guest services, and is also driven by occupancy.

•	Lease revenue. Lease revenue historically consisted of rent paid by two domestic hotels (Hyatt Regency New Orleans and Hyatt Regency San Francisco) to us for an amount approximately equal to 80% of operating profit as defined in the lease agreements. Commencing with the March 1, 2004 acquisition of our joint venture partner’s interest in the Hamburg Marriott, we also report lease revenue applicable to the Hamburg Marriott. Lease revenue for the Hamburg Marriott consists of a fixed annual rental paid in monthly installments plus a percentage of profits in excess of the base rent. Because lease revenues applicable to the two domestic hotels are calculated as a percentage of the hotel’s operating profit and for the Hamburg Marriott consist of fixed rent and a percentage of profits in excess of the base rent, we do not directly account for either the revenues or expenses of the hotels we lease in our statements of operations. After the IPO transactions, including the conversion on June 29, 2004 of the Hyatt Regency New Orleans lease to a management agreement and the distribution of the Hyatt Regency San Francisco to SHC LLC, we only earn lease revenue from the Hamburg Marriott and the Paris Marriott Champs Elysées (Paris Marriott) (see “—Recent Trends and Events—Sales of Hotels”).

Changes in our revenues are most easily explained by three performance indicators that are commonly used in the hotel real estate industry:

•	average daily occupancy,

•	average daily rate, or ADR, and

•	net revenue per available room, or RevPAR, which is the product of ADR and average daily occupancy, but does not capture food and beverage revenues or other hotel operations revenue such as telephone, parking and other guest services.

Fluctuations in revenues, which tend to correlate with changes in the U.S. gross domestic product, are driven largely by general economic and local market conditions as well as general health and safety concerns, which in turn affect levels of business and leisure travel. Guest demographics also affect our revenues. For example, a greater percentage of transient guests, which includes corporate and premium business travelers who generally pay the highest average room rates, will generate higher revenues. In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason why we target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, is because they tend to be in locations that have greater supply constraints such as lack of available land, high development costs, long development and entitlement lead times and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. Nevertheless, our hotels are not completely insulated from competitive pressures and our hotel operators will lower room rates to compete more aggressively for guests in periods when occupancy declines. Our ADR decreased 0.3% to $183.61 during the six months ended June 30, 2005 from $184.15 during the six months ended June 30, 2004. With respect to the Comparable REIT Assets, ADR increased by 5.8% to $181.14 for the six months ended June 30, 2005 from $171.26 for the six months ended June 30, 2004.

Operating Costs and Expenses. Our operating costs and expenses consist of the costs to provide hotel services, including:

	For the Six Months Ended June 30,
	Total Portfolio				Comparable REIT Assets
	2005	2004	2005 % of Total Operating Costs and Expenses	2004 % of Total Operating Costs and Expenses	2005	2004	2005 % of Total Operating Costs and Expenses	2004 % of Total Operating Costs and Expenses
	(Dollars in thousands)				(Dollars in thousands)
Operating Costs and Expenses:
Rooms	$31,154	$43,608	14.2%	15.8%	$23,887	$19,695	14.7%	14.3%
Food and beverage	55,962	65,645	25.6%	23.9%	42,540	35,780	26.2%	26.1%
Other departmental expenses	66,516	77,497	30.5%	28.2%	53,005	46,206	32.6%	33.6%
Management fees	8,581	10,288	3.9%	3.7%	7,260	7,367	4.5%	5.4%
Other property level expenses	15,292	18,157	7.0%	6.6%	12,101	8,388	7.5%	6.1%

	177,505	215,195	81.2%	78.2%	138,793	117,436	85.5%	85.5%
Lease expense	6,991	—	3.2%	—	4,923	—	3.0%	—
Depreciation and amortization	24,812	40,057	11.3%	14.5%	18,640	19,904	11.5%	14.5%
Corporate expenses	9,407	20,194	4.3%	7.3%	—	—	—	—

Total operating costs and expenses	$218,715	$275,446	100.0%	100.0%	$162,356	$137,340	100.0%	100.0%

•	Rooms expense. Like rooms revenue, occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.

•	Food and beverage expense. Like food and beverage revenue, occupancy and local social catering are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.

•	Other departmental expenses. Other departmental expenses consist of general and administrative, marketing, repairs and maintenance, utilities and expenses related to earning ancillary revenue.

•	Management fees. We pay base and incentive management fees to our hotel operators. Base management fees are computed as a percentage of revenue and correlate to revenues. Incentive management fees are incurred when operating profits exceed levels prescribed in our management agreements.

•	Other property level expenses. Other property level expenses consist primarily of insurance costs and property taxes.

•	Lease expense. In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations.

•	Corporate expenses. Corporate expenses include our corporate level expenses such as payroll and related costs, unit appreciation rights and restricted stock units plan expense, professional fees, travel expenses and office rent.

Most categories of variable operating expenses, such as utilities and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses while increases in RevPAR attributable to increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees charged by our operators which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins.

In 2005, the overall economy and the travel industry gained momentum from the accelerating recovery that began in 2004. The improvement in demand was driven by the return of the business traveler and the continuing strength of the leisure market. In response to the decline in hotel operating revenues that began during 2001, we developed a corporate action plan that focused on improving operating efficiencies for our hotels that was well received by the managers of our hotels. Many of these cost-cutting strategies continue to be used by our hotel operators today. These cost-cutting measures have positively impacted the operating margins during the six months ended June 30, 2005 and should continue to have a positive impact on operating results in the future.

Asset Management Fees Earned. Subsequent to the IPO, we began earning asset management fees, including an initial base annual fee of $5.0 million, under an asset management agreement between our domestic taxable REIT subsidiary and SHC LLC with regard to the Distributed Properties. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. The asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale. The transaction is expected to be consummated in the third quarter of 2005. We anticipate that in the future, SHC LLC will sell other hotels included within the agreement, which would further decrease our asset management fees earned. During the three and six months ended June 30, 2005, SHCI recognized $1.3 million and $2.5 million, respectively, of asset management fees, which is included in Other income (expenses), net in the accompanying statements of operations.

Recent Trends and Events

Recent Trends. The lodging industry and our portfolio have experienced increased demand during the six months ended June 30, 2005, when compared to the six months ended June 30, 2004. For example, with respect to the Comparable REIT Assets, RevPAR increased 6.7% to $129.60 for the six months ended June 30, 2005 from $121.49 for the six months ended June 30, 2004. Increases in RevPAR for the six months ended June 30, 2005 compared to the same period of 2004 include the Burbank Airport Hilton Hotel with a 24.3% increase and the Hyatt Regency LaJolla with an 15.8% increase. These increases were partially offset by a 10.1% RevPAR decrease at the Hyatt Regency New Orleans for the six months ended June 30, 2005 compared to the same period of 2004.

Recent Events. In addition to the recent trends described above, we expect that the following events will cause our future results of operations to differ from our historical performance:

Preferred Stock Offering. On March 9, 2005, we completed a private placement offering of 4,000,000 shares of 8.5% Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation preference $25.00 per share). After discounts, commissions and expenses, the Company raised net proceeds of approximately $97.5 million. The net proceeds were used to repay existing indebtedness under the Company’s credit facility and to partially fund the acquisition of an 85% controlling interest in the InterContinental Chicago and Miami hotels.

2004 Formation and Structuring Transactions. The following items associated with the consummation of the IPO will affect our future results of operations:

•	We no longer own or receive revenues or record expenses and operating costs from the Distributed Properties. As a result, our historical results of operations, cash flows and financial position are not indicative of our results of operations, cash flows and financial position expected after the IPO.

•	We recognize additional revenue when earned under an asset management agreement with SHC LLC for the Distributed Properties, which amounts to an initial base fee of $5.0 million per year, subject to reduction as properties are sold. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. The asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale. The transaction is expected to be consummated in the third quarter of 2005. We anticipate that in the future SHC LLC will sell other hotels subject to the asset management agreement, which would further decrease our asset management fees earned.

•	As a result of the refinancing of debt obligations existing prior to the IPO and the exclusion of the SHC LLC convertible debentures from our capital structure, interest expense has declined substantially.

•	We restructured the lease related to the Paris Marriott to eliminate the finance obligation and now report it as an operating lease by changing the terms of the previously collateralized guarantee, meaning that the applicable assets and liabilities are eliminated to reflect the restructuring, lease expense replaces interest expense and principal amortization of the finance obligation and depreciation and amortization expense is also eliminated. In addition, as a result of a sublease arrangement whereby we lease our interest in the hotel to a third party, we record lease revenue in our consolidated statements of operations subsequent to June 29, 2004.

•	We acquired our joint venture partner’s interest in the Hamburg Marriott hotel on March 1, 2004, and restructured the lease related to that hotel to eliminate the finance obligation. As of June 29, 2004, we report it as an operating lease because we changed the terms of the previously collateralized guarantee.

•	The Hyatt New Orleans hotel was converted from an operating lease to a management agreement in connection with the IPO.

REIT Structure. For us to continue to qualify as a REIT, our income generally cannot be derived from operating hotels. Therefore, our operating partnership and its subsidiaries lease our hotel properties to our taxable REIT subsidiary lessees, which we call TRS lessees, or in the case of the Paris Marriott to an independent third party, who in turn contracts with an eligible independent contractor to manage our hotel. Our TRS lessees, except Prague, are consolidated into our financial statements for accounting purposes. However, since we control both our operating partnership and our TRS lessees, our principal source of funds on a consolidated basis is from the performance of our hotels. As in the past, our foreign operations continue to be taxed, but unlike our accounting predecessor, the earnings of our TRS lessees are subject to taxation like other regular “C” corporations, which reduces our operating results, funds from operations and the cash otherwise available for distribution to our stockholders.

Sales of Hotels. On February 6, 2004, we sold the Hyatt Regency Capitol Hill in Washington, D.C. Net sales proceeds amounted to approximately $156.4 million and we recognized a gain on this sale of approximately $76.0 million. We sold this hotel because we believed that our asset management team had fully exploited available opportunities to enhance revenues and improve the property’s value. The long-lived assets applicable to the Hyatt Regency Capitol Hill were reclassified to net assets held for sale as of December 31, 2003 and the gain on sale has been classified as discontinued operations in the statement of operations for the six months ended June 30, 2004. Therefore, the operating revenues and expenses of the property are not included in the operating results discussed below. See note 4 to our Notes to Unaudited Condensed Consolidated Financial Statements for a summary of the items that comprise Income from discontinued operations.

In July 2003, we sold the real estate (building and land) relating to the Paris Marriott to Deutsche Immobilien Fonds Aktiengesellschaft, or DIFA, for €163.0 million ($185.8 million) in cash. DIFA then leased this real estate to us with the right to continue to operate the hotel for an initial term expiring on December 31, 2029, with tenant renewal options extending through 2059. Under the terms of our lease, we make monthly minimum rent payments aggregating €10.5 million ($12.8 million based on the foreign exchange rate as of June 30, 2005) per year (increasing by an index-related formula) and pay additional rent based on the performance of the hotel. We arranged for a bank guarantee from Barclays Bank PLC (Barclays) of a portion of the minimum rent up to a capped amount of €14.6 million ($17.7 million based on the foreign exchange rate as of June 30, 2005). In addition to the bank guarantee, SHC LLC has guaranteed performance (other than payment of rent and insured matters) by a guarantee to DIFA limited to €5.3 million ($6.4 million based on the foreign exchange rate as of June 30, 2005). We have agreed to indemnify SHC LLC for any losses arising from this guarantee. As a result of provisions in the lease agreement that provide for continuing involvement, we accounted for the sale and leaseback of the Paris Marriott as a finance obligation. We maintained the Paris Marriott on our consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments were reported as a reduction of the finance obligation with the remainder charged to interest expense.

As described above, following the IPO, we recorded the Paris Marriott as an operating lease and now record lease expense instead of mortgage interest and depreciation expense because we eliminated what is considered a collateralized guarantee under generally accepted accounting principles (GAAP) by canceling the bank guarantee. After retiring mortgage debt of €99.1 million ($113.0 million) due upon sale of the Paris Marriott, terminating the related interest rate swap, paying transaction costs and reserving cash for the French income taxes due on the above-described sale, we repatriated the net proceeds from this transaction to the United States. As a result of a sublease arrangement whereby we lease our interest in the hotel to a third party, we record lease revenue in our consolidated statements of operations subsequent to June 29, 2004. SHCI recorded a deferred gain of $103.6 million in connection with this transaction. For the three and six months ended June 30, 2005, we recognized $1.1 million and $2.2 million, respectively of the deferred gain as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the bank guarantee, we funded a security deposit with DIFA representing approximately 16 months of the minimum rent. The security deposit at June 30, 2005 is $14.7 million and is included in Other assets on the accompanying consolidated balance sheet.

In February 2004, the joint venture that owned the Hamburg Marriott (Bohus) sold its interest in the hotel to DIFA for €50.0 million ($62.8 million) in cash. Upon the sale of the hotel, Bohus retired mortgage debt of €27.8 million ($34.9 million). Bohus paid a subsidiary of SHCI’s predecessor €4.6 million ($5.6 million) for a guarantee fee, finders fee and as a sales commission, all of which were recorded as a reduction of our investment in Bohus. After these payments and providing certain reserves for capital expenditures and income taxes, Bohus distributed the net sales proceeds to us and our joint venture partner. DIFA leased the hotel back to Bohus. The lease’s initial term runs through June 14, 2030 and is subject to extension. Under the terms of the lease, Bohus will make monthly minimum rent payments aggregating €3.4 million ($4.1 million based on the foreign exchange rate as of June 30, 2005) per year (increasing by an index formula) and pay additional rent based upon the performance of the hotel. Bohus has guaranteed a portion of the minimum rent. A bank guarantee issued in favor of Bohus and DIFA by Barclays secured this guarantee. SHC LLC has guaranteed Bohus’s performance by a corporate guarantee to DIFA limited to €1.7 million ($2.1 million based on the foreign exchange rate as of June 30, 2005). We have agreed to indemnify SHC LLC for any losses arising from this guarantee. As a result of provisions in the lease agreement that provide for continuing involvement by Bohus, Bohus accounted for the sale and leaseback of the Hamburg Marriott as a finance obligation. Bohus maintained the Hamburg Marriott on its balance sheet and continued its depreciation. Based on the effective interest method, a portion of the monthly lease payments were reported as a reduction of the finance obligation with the remainder charged to interest expense.

Subsequent to Bohus’ sale of the Hamburg Marriott, on March 1, 2004, a subsidiary of SHCI’s predecessor paid €130,000 ($162,000) to acquire the remaining 65% of Bohus it did not previously own. Additional consideration of €86,000 ($112,000) was paid upon final settlement of working capital amounts. This transaction has been accounted for as a purchase and our basis in the assets and liabilities of Bohus have been adjusted to fair value to the extent of the 65% of Bohus SHCI’s predecessor did not previously own. As described above, following the IPO, we restructured the terms of our lease to eliminate the previously collateralized guarantee by canceling the bank guarantee, which constituted continuing involvement under GAAP. We now account for this transaction as an operating lease. We record lease expense instead of interest and depreciation expense and have removed the assets and the related financing obligation from our balance sheet. In addition, since we lease this hotel to the operator, we record lease revenue in our consolidated statements of operations. We recorded a deferred gain of $5.6 million in connection with this transaction. For the three and six months ended June 30, 2005, we recognized $43,000 and $94,000, respectively of the deferred gain as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the bank guarantee, we funded a security deposit with DIFA representing approximately 18 months of the minimum rent. The security deposit at June 30, 2005 is $6.1 million and is included in Other assets on the accompanying consolidated balance sheet.

Acquisitions. On August 24, 2004, we purchased the Ritz-Carlton Half Moon Bay, located south of San Francisco, California, for approximately $123.2 million.

On April 1, 2005, we purchased controlling interests in the InterContinental hotels in Chicago and Miami with a total of 1,448 rooms for approximately $301.0 million. The hotels are each held in partnerships in which we own a controlling 85% interest with InterContinental Hotels Group (IHG) holding the remaining 15%. The partnership agreements with IHG provide for a preferred return such that SHCI will receive all of the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. SHCI does not believe that threshold will be exceeded in 2005. Subsequently, SHCI is entitled to receive a non-cumulative preferred return of 8% on our total investment less our proportionate share of the partnerships’ debt service obligations. After we receive our preferred return, IHG is entitled to receive a non-cumulative preferred return of 8% on its investment. Thereafter, IHG and we will share proportionately in partnership distributions in accordance with our respective percentage ownership interests. Our investment includes our proportionate share of the cost of the properties and the financing put in place by the partnership at closing, closing costs and initial capital expenditures. Net losses of the partnerships are first allocated to the partners to the extent of their cumulative net profit allocations and thereafter in proportion to the partners’ respective percentage interests. We funded the acquisition using mortgage debt, proceeds from the preferred stock offering, and the borrowings under our revolving line of credit.

Operating Results

Comparison of Three Months Ended June 30, 2005 to Three Months Ended June 30, 2004

The following table presents our total portfolio and Comparable REIT Assets, as defined on page S-29, operating results for the three months ended June 30, 2005 and 2004, including the amount and percentage change in these results between the two periods. Our total portfolio represents the results of operations included in the consolidated statements of operations.

	Total Portfolio				Comparable REIT Assets
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
	(Dollars in thousands, except operating data)				(Dollars in thousands, except operating data)
Revenues:
Rooms	$75,330	$86,247	$(10,917)	(12.7)%	$51,752	$44,197	$7,555	17.1%
Food and beverage	44,513	43,380	1,133	2.6%	29,325	23,988	5,337	22.2%
Other hotel operating revenue	14,149	13,527	622	4.6%	11,076	9,010	2,066	22.9%

	133,992	143,154	(9,162)	(6.4)%	92,153	77,195	14,958	19.4%
Lease revenue	3,908	8,649	(4,741)	(54.8)%	3,908	6,012	(2,104)	(35.0)%

Total revenues	137,900	151,803	(13,903)	(9.2)%	96,061	83,207	12,854	15.4%

Operating Costs and Expenses:
Hotel operating expenses	98,736	108,429	(9,693)	(8.9)%	69,182	58,040	11,142	19.2%
Lease expense	3,418	—	3,418	—	3,418	—	3,418	—
Depreciation and amortization	14,225	19,906	(5,681)	(28.5)%	9,358	10,283	(925)	(9.0)%
Corporate expenses	4,650	13,671	(9,021)	(66.0)%	—	—	—	—

Total operating costs and expenses	121,029	142,006	(20,977)	(14.8)%	81,958	68,323	13,635	20.0%

Operating income	16,871	9,797	7,074	72.2%	$14,103	$14,884	$(781)	(5.2)%

Interest expense, net	(10,252)	(25,143)	14,891	(59.2)%
Loss on early extinguishment of debt	—	(24,134)	24,134	(100.0)%
Other income (expenses), net	2,961	(3,238)	6,199	(191.4)%

Income (loss) before income taxes and minority interests	9,580	(42,718)	52,298	(122.4)%
Income tax expense	(1,547)	(109)	(1,438)	1319.3%
Minority interests	(1,901)	1,014	(2,915)	(287.5)%

Net income (loss)	$6,132	$(41,813)	$47,945	(114.7)%

Reconciliation of Comparable REIT Asset Operating Income to Operating Income:
Comparable REIT Asset operating income					$14,103	$14,884	$(781)	(5.2)%
Corporate expenses					(4,650)	(13,671)	9,021	(66.0)%
Corporate depreciation and amortization					(37)	(49)	12	(24.5)%
Non-Comparable REIT Asset operating income					7,455	8,633	(1,178)	(13.6)%

Operating Income					$16,871	$9,797	$7,074	72.2%

Operating Data:
Number of hotels(1)	16	13			13	13
Number of rooms(1)	7,268	5,559			5,559	5,559
RevPAR	$130.96	$136.72	$(5.76)	(4.2)%	$124.49	$116.62	$7.87	6.7%

(1)	Properties owned through unconsolidated joint ventures and sold properties as of the end of the periods presented are excluded from these numbers. The number of hotels and rooms above exclude the Distributed Properties, although the operations of the Distributed Properties are included in our results of operations through June 29, 2004.

Based on the continued cash flow we generate from our asset management agreement with SHC LLC, the Distributed Properties are not reflected as discontinued operations in our operating results.

Operating Income. Operating income for the total portfolio increased $7.1 million, or 72.2%, to $16.9 million for the three months ended June 30, 2005, from $9.8 million for the three months ended June 30, 2004. This increase in operating income is due to the following events:

(a)	a $9.0 million increase attributable to a decrease in corporate expenses as described below;

(b)	a $2.6 million increase attributable to the Comparable REIT Assets as described below (excluding lease expense at the Paris Marriott and the Hamburg Marriott); and

(c)	a $1.4 million increase attributable to the Ritz-Carlton Half Moon Bay, which we did not own in the second quarter of 2004;

(d)	a $6.0 million increase attributable to the InterContinental hotels in Chicago and Miami, which we purchased in the second quarter of 2005; partially offset by

(e)	an $8.5 million decrease attributable to the Distributed Properties to SHC LLC that are reflected in the three months ended June 30, 2004; and

(f)	a $3.4 million decrease attributable to lease expense at the Hamburg Marriott and Paris Marriott, which were recorded as leases commencing June 29, 2004.

On June 29, 2004, the Hyatt Regency New Orleans hotel was converted from an operating lease to a management contract. The results for the three months ended June 30, 2005 are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. For the three months ended June 30, 2004, the results are only reflected in lease revenue in the accompanying operating results.

On June 29, 2004, our leasehold interest in the Paris Marriott was subleased to a third party operator. For the three months ended June 30, 2005, the rent payments are reflected in lease revenue in the accompanying operating results. For the three months ended June 30, 2004, the results are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. These events affect each line item comprising hotel operating revenues and expenses.

The table below reflects the total for each line item included in the Comparable REIT Assets table above related to both the Hyatt Regency New Orleans and the Paris Marriott.

	Three Months Ended June 30,
	2005	2004	Change($)	Change(%)
	(Dollars in thousands)
Revenues:
Rooms	$8,658	$5,602	$3,056	54.6%
Food and beverage	4,428	1,208	3,220	266.6%
Other hotel operating revenue	1,214	177	1,037	585.9%

	14,300	6,987	7,313	104.7%
Lease revenue	2,861	5,026	(2,165)	(43.1)%

Total revenues	17,161	12,013	5,148	42.9%

Operating Costs and Expenses:
Hotel operating expenses	10,473	3,975	6,498	163.5%
Lease expense	2,404	—	2,404	—
Depreciation and amortization	1,774	2,010	(236)	(11.7)%

Total operating costs and expenses	14,651	5,985	8,666	144.8%

Operating income	$2,510	$6,028	$(3,518)	(58.4)%

Due to the events mentioned above, we believe that an analysis of changes in each line item comprising total portfolio hotel operating income is not reflective of the operating results of the hotels. A more relevant approach is to analyze the changes of hotel operating income of the Comparable REIT Assets for the three months ended June 30, 2005 and 2004, as described below, excluding the results of the Hyatt Regency New Orleans and the Paris Marriott.

Total Revenues. For the total portfolio, hotel operating revenues, including lease revenue, decreased $13.9 million or 9.2% to $137.9 million for the three months ended June 30, 2005, from $151.8 million for the three months ended June 30, 2004.

For the Comparable REIT Assets, hotel operating revenues, including lease revenue, increased $12.9 million, or 15.4%, to $96.1 million for the three months ended June 30, 2005, from $83.2 million for the three months ended June 30, 2004. Excluding a $5.1 million increase in hotel operating revenues attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), hotel operating revenues increased $7.7 million, or 10.8%, to $78.9 million for the three months ended June 30, 2005, from $71.2 million for the three months ended June 30, 2004.

Rooms. For the total portfolio, room revenue decreased $10.9 million, or 12.7%, to $75.3 million for the three months ended June 30, 2005, from $86.2 million for the three months ended June 30, 2004. RevPAR from our total portfolio for the three months ended June 30, 2005 decreased by 4.2% from the three months ended June 30, 2004. The components of RevPAR from our total portfolio for the three months ended June 30, 2005 and 2004 are summarized as follows:

	Three Months Ended June 30,
	2005	2004
Occupancy	72.8%	75.2%
Average daily rate	$179.90	$181.70
RevPAR	$130.96	$136.72

For the Comparable REIT Assets, room revenue increased $7.6 million, or 17.1%, to $51.8 million for the three months ended June 30, 2005, from $44.2 million for the three months ended June 30, 2004. Excluding a $3.1 million increase in room revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), room revenue increased $4.5 million, or 11.7%, to $43.1 million for the three months ended June 30, 2005, from $38.6 million for the three months ended June 30, 2004. The increase in room revenue is due to increases in both occupancy and ADR for the period.

RevPAR from our Comparable REIT Assets for the three months ended June 30, 2005 increased by 11.6% from the three months ended June 30, 2004 (excluding the Hyatt Regency New Orleans and the Paris Marriott). The components of RevPAR from our Comparable REIT Assets for the three months ended June 30, 2005 and 2004, excluding the Hyatt Regency New Orleans and the Paris Marriott, are summarized as follows:

	Three Months Ended June 30,
	2005	2004
Occupancy	74.2%	71.7%
Average daily rate	$168.32	$156.04
RevPAR	$124.85	$111.84

The 11.6% increase in RevPAR for the Comparable REIT Assets (excluding the Hyatt Regency New Orleans and the Paris Marriott) resulted from a 2.5 percentage-point increase in occupancy and a 7.9% increase in the average daily rate. The increase in RevPAR is seen in many of our major urban markets, meetings hotels, and resorts and is a reflection of the improving economic conditions in these markets this year. Increases in RevPAR for the three months ended June 30, 2005 compared to the same period of 2004 include the Loews Santa Monica Beach Hotel with a 11.8% increase, the Hyatt Regency LaJolla with a 10.9% increase, the Hilton Burbank Airport with a 38.2% increase and the Hyatt Regency Phoenix with a 13.9% increase.

Food and Beverage. For the total portfolio, food and beverage revenue increased $1.1 million, or 2.6%, to $44.5 million for the three months ended June 30, 2005, from $43.4 million for the three months ended June 30, 2004.

For the Comparable REIT Assets, food and beverage revenue increased $5.3 million, or 22.2%, to $29.3 million for the three months ended June 30, 2005, from $24.0 million for the three months ended June 30, 2004. Excluding a $3.2 million increase in food and beverage revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), food and beverage revenue increased $2.1 million, or 9.3%, to $24.9 million for the three months ended June 30, 2005, from $22.8 million for the three months ended June 30, 2004. This increase is primarily driven by the increase of $0.7 million in food and beverage revenue at the Hyatt Regency La Jolla, $0.4 million at the Loews Santa Monica Beach Hotel, and $0.7 million at the Four Seasons Punta Mita.

Other Hotel Operating Revenue. For the total portfolio, other hotel operating revenue increased $0.6 million, or 4.6% to $14.1 million for the three months ended June 30, 2005, from $13.5 million for the three months ended June 30, 2004.

For the Comparable REIT Assets, other hotel operating revenue increased $2.1 million, or 22.9% to $11.1 million for the three months ended June 30, 2005, from $9.0 million for the three months ended June 30, 2004. Excluding a $1.0 million increase in other hotel operating revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), other hotel operating revenue increased $1.0 million, or 11.6%, to $9.9 million for the three months ended June 30, 2005, from $8.9 million for the three months ended June 30, 2004. The increased occupancy led to increases in many of the other hotel operating revenue streams at the properties; however, these increases continued to be offset by the decline in telephone revenues, primarily caused by the increased use of cell phones. On a per occupied room basis, telephone revenues decreased 4.0% during the three months ended June 30, 2005 compared to the same period of 2004.

Lease Revenue. For the total portfolio, lease revenue decreased $4.7 million, or 54.8% for the three months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, lease revenue decreased $2.1 million, or 35% for the three months ended June 30, 2005 as compared to the corresponding period of 2004. Lease revenue for the three months ended June 30, 2005 includes lease revenue from the Paris Marriott of $2.9 million, which began being recorded as a lease subsequent to June 29, 2004. Lease revenue for the three months ended June 30, 2004 includes lease revenue from the Hyatt Regency New Orleans of $5.0 million, which was converted to a management agreement in connection with the IPO.

Operating Costs and Expenses

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the three months ended June 30, 2005 and 2004, including the amount and percentage changes in these results between the two periods.

	Total Portfolio				Comparable REIT Assets
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
	(Dollars in thousands)				(Dollars in thousands)
Hotel operating expenses:
Rooms	$17,893	$22,112	$(4,219)	(19.1)%	$11,916	$9,780	$2,136	21.8%
Food and beverage	30,977	33,125	(2,148)	(6.5)%	21,002	17,573	3,429	19.5%
Other departmental expenses	36,635	39,127	(2,492)	(6.4)%	26,542	23,013	3,529	15.3%
Management fees	4,315	5,168	(853)	(16.5)%	3,281	3,588	(307)	(8.6)%
Other property level expenses	8,916	8,897	19	0.2%	6,441	4,086	2,355	57.6%

Total hotel operating expenses	$98,736	$108,429	$(9,693)	(8.9)%	$69,182	$58,040	$11,142	19.2%

For the total portfolio, hotel operating expenses decreased $9.7 million, or 8.9% for the three months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, hotel operating expenses increased $11.1 million, or 19.2% for the three months ended June 30, 2005 as compared to the same period in 2004. Excluding a $6.5 million increase in hotel operating expenses attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), hotel operating expenses increased $4.6 million, or 8.6%, to $58.7 million for the three months ended June 30, 2005, from $54.1 million for the three months ended June 30, 2004. This increase in hotel operating expenses is primarily related to the increase in salaries, wages and related benefits ($1.6 million), administration and general costs ($0.3 million), utilities ($0.2 million), real estate taxes ($0.2 million), marketing costs ($0.4 million), food and beverage cost of sales ($0.3 million) and expenditures to repair the golf course at one property ($0.3 million).

Lease Expense. In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations. In connection with these transactions, we also recorded a deferred gain.

For the total portfolio and the Comparable REIT Assets, net lease expense of $3.4 million on the statements of operations for the three months ended June 30, 2005 includes a realized portion of the deferred gain of $1.1 million. See note 3—Property and Equipment to our Notes to Unaudited Condensed Consolidated Financial Statements for more information.

Depreciation and Amortization. For the total portfolio, depreciation and amortization decreased $5.7 million, or 28.5%, for the three months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, depreciation and amortization decreased $0.9 million, or 9.0%, for the three months ended June 30, 2005 as compared to the same period in 2004. The decrease is primarily attributable to the decrease in depreciation at the Hamburg Marriott ($0.3 million), the Marriott Lincolnshire ($0.2 million), and the Loews Santa Monica Beach Hotel ($0.2 million).

Corporate Expenses. Corporate expenses decreased by $9.0 million to $4.7 million for the three months ended June 30, 2005 from $13.7 million for the same period in 2004. These expenses consist primarily of payroll and related costs, unit appreciation rights and restricted stock unit plan expense, professional fees, travel expenses and office rent. The decrease of $9.0 million is primarily attributable to:

•	a $3.5 million decrease in severance expense;

•	a $2.8 million decrease in compensation expense related to restricted stock units issued;

•	a $2.2 million decrease in legal fees as a result of our settled litigation with Marriott;

•	a $0.3 million decrease in legal fees mainly due to structuring costs in the prior period and current cost cutting measures;

•	a $0.2 million decrease in consulting fees mainly due to a compensation study in the prior period;

•	a $0.2 million decrease in terminated acquisition costs;

•	a $0.2 million decrease in recruiting and relocation expenses; and

•	a $0.2 million decrease in bonus expenses; offset by

•	a $0.7 million increase in professional fees due to Sarbanes Oxley compliance costs.

Interest Expense, Net. The $14.9 million decrease in interest expense, net for the three months ended June 30, 2005 as compared to the three months ended 2004 was due to:

•	an $11.9 million decrease attributable to lower average borrowings;

•	a $2.1 million decrease due to lower average rates;

•	a $0.6 million decrease in amortization of deferred financing costs;

•	a $0.2 million decrease related to the mark-to-market of derivative instruments; and

•	a $0.1 million increase in interest income.

The components of Interest expense, net for the three months ended June 30, 2005 are summarized as follows:

•	mortgage debt ($9.1 million);

•	bank credit facility ($0.7 million);

•	amortization of deferred financing costs ($0.8 million); and

•	other debt ($0.1 million); offset by

•	interest income ($0.4 million).

Including convertible debt in 2004, the weighted average debt outstanding for the three months ended June 30, 2005 and 2004 amounted to $0.7 billion and $1.6 billion, respectively, and the weighted average interest rates were 5.32% and 5.82%. At June 30, 2005, 31.9% of our total debt had variable interest rates and 68.1% had fixed interest rates.

Loss on Early Extinguishment of Debt. On June 29, 2004, we repaid the floating rate commercial mortgage-backed securities (CMBS 2003) using a portion of proceeds from the IPO and the 2004 mortgage loan financings as described in note 5 to our Notes to Unaudited Condensed Consolidated Financial Statements, and wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $22.9 million, has been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the three months ended June 30, 2004.

On June 29, 2004, the U.S. dollar denominated mortgage debt secured by one domestic hotel (fixed rate loan) and SHCI’s two Mexican hotels (variable rate loans) were repaid with proceeds of the financing described in note 5 of the consolidated financial statements, and we wrote off the unamortized deferred financing costs applicable to issuing these loans. This write-off, which amounted to $1.2 million, has also been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the three months ended June 30, 2004.

Other Income (Expenses), Net. Other income (expenses), net includes our pro rata share of earnings or losses of hotel joint ventures, asset management fees, Mexican asset tax, foreign exchange realized gains and losses, the change in value of our foreign currency forward exchange contracts prior to their distribution, as well as other miscellaneous income and expenses. Other income (expenses), net amounted to $3.0 million for the three months ended June 30, 2005 and $(3.2) million for the three months ended June 30, 2004. The net change of $6.2 million is primarily attributable to the following factors:

•	Prior to the IPO, we had two foreign currency forward exchange contracts with a combined notional amount of 1.62 billion Czech Koruna ($50.0 million) that were designated as hedges of our net investment in the Prague hotel joint venture. A portion of these contracts was deemed ineffective and, as such, did not qualify for hedge accounting. Accordingly, changes in the value of these forward exchange contracts are recorded in accumulated other comprehensive loss (to the extent deemed effective) and to Other income (expenses), net (to the extent deemed ineffective). When marking these contracts to market we increased other expenses $4.2 million for the three months ended June 30, 2004. All of our forward currency contracts were distributed to SHC LLC on June 29, 2004.

•	During the three months ended June 30, 2005 and 2004, we recorded $1.2 million and $0.8 million of income, respectively, in our equity in earnings of joint ventures related to the InterContinental Prague.

•	We have an asset management agreement with SHC LLC that commenced on June 29, 2004, under which we manage the day-to-day business of SHC LLC for an annual fee of $5.0 million. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. The asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale. The transaction is expected to be consummated in the third quarter of 2005. We anticipate that in the future SHC LLC will sell other hotels included within the agreement which would further decrease our asset management fee. During the three months ended June 30, 2005 we recognized $1.3 million of income related to our asset management agreement with SHC LLC.

Income Tax Expenses. Prior to the IPO, we were not subject to U.S. federal and certain state income taxes, which were the responsibility of the members of our accounting predecessor. We were subject to certain state income and franchise taxes and foreign income taxes payable by our foreign subsidiaries. We were required to make tax distributions to our members and holders of certain convertible limited partnership interests. These tax distributions were equal to each member’s or holder’s allocable share of our taxable income times the highest U.S. federal and state income tax rate applicable to any member.

We made an election to be taxed, beginning in our 2004 tax year, as a REIT under Sections 856 through 860 of the Code. As a REIT, we generally are not be subject to U.S. federal income tax if we meet the REIT requirements of the code. If we fail to qualify as a

REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income taxes and to U.S. federal income tax and excise tax on our undistributed income. In addition, taxable income from our taxable REIT subsidiaries is subject to U.S. federal, state and local income taxes. Also, the foreign countries where we have operations do not necessarily recognize REITs under their respective tax law. Accordingly, we recognize income taxes for these jurisdictions in accordance with GAAP, as necessary.

For the three months ended June 30, 2005 and 2004, income tax expense is summarized as follows:

	Three Months Ended June 30,
	2005	2004
	(in thousands)
Current expense	$(1,031)	$(468)
Deferred (expense) benefit	(516)	359

Income tax expense	$(1,547)	$(109)

Minority Interests. Prior to the IPO, we acquired certain hotels through the formation of limited partnerships and a limited liability company that we control, but which have minority equity owners. Operating profits allocated to the minority owners of the limited partnership and limited liability company units are recorded as minority interests. Subsequent to the IPO, we record minority interest income or expense based on the percentage of SHC Funding we do not own. The earnings or losses from the InterContinental Chicago and Miami attributable to the 15% minority interest are normally reflected as minority interest expense; however, based on the partnership agreements with IHG, SHCI receives a preferred return of all the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. SHCI does not believe that threshold will be exceeded in 2005; therefore the results of those properties in 2005 are not expected to have an effect on minority interest. Minority interest expense increased by $2.9 million to $1.9 million of expense for the three months ended June 30, 2005 from $1.0 million of income for the three months ended June 30, 2004.

Comparison of Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004

The following table presents our total portfolio and Comparable REIT Assets, as defined on page S-29, operating results for the six months ended June 30, 2005 and 2004, including the amount and percentage change in these results between the two periods. Our total portfolio represents the results of operations included in the consolidated statements of operations.

	Total Portfolio				Comparable REIT Assets
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
	(Dollars in thousands, except operating data)				(Dollars in thousands, except operating data)
Revenues:
Rooms	$137,198	$171,393	$(34,195)	(20.0)%	$109,813	$93,323	$16,490	17.7%
Food and beverage	79,832	85,117	(5,285)	(6.2)%	60,526	49,271	11,255	22.8%
Other hotel operating revenue	26,427	27,196	(769)	(2.8)%	21,631	18,502	3,129	16.9%

	243,457	283,706	(40,249)	(14.2)%	191,970	161,096	30,874	19.2%
Lease revenue	7,979	15,228	(7,249)	(47.6)%	5,841	10,370	(4,529)	(43.7)%

Total revenues	251,436	298,934	(47,498)	(15.9)%	197,811	171,466	26,345	15.4%

Operating Costs and Expenses:
Hotel operating expenses	177,505	215,195	(37,690)	(17.5)%	138,793	117,436	21,357	18.2%
Lease expenses	6,991	—	6,991	—	4,923	—	4,923	—
Depreciation and amortization	24,812	40,057	(15,245)	(38.1)%	18,640	19,904	(1,264)	(6.4)%
Corporate expenses	9,407	20,194	(10,787)	(53.4)%	—	—	—	—

Total operating costs and expenses	218,715	275,446	(56,731)	(20.6)%	162,356	137,340	25,016	18.2%

Operating income	32,721	23,488	9,233	39.3%	$35,455	$34,126	$1,329	3.9%

Interest expense, net	(17,442)	(49,874)	32,432	(65.0)%
Loss on early extinguishment of debt	—	(21,946)	21,946	(100.0)%
Other income (expenses), net	4,623	(2,043)	6,666	(326.3)%

Income (loss) before income taxes, minority interests and discontinued operations	19,902	(50,375)	70,277	(139.5)%
Income tax expense	(2,567)	(355)	(2,212)	623.1%
Minority interests	(4,104)	928	(5,032)	(542.2)%

Income (loss) from continuing operations	13,231	(49,802)	63,033	(126.6)%
Income from discontinued operations	—	75,662	(75,662)	(100.0)%

Net income	$13,231	$25,860	$(12,629)	(48.8)%

Reconciliation of Comparable REIT Asset Operating Income to Operating Income:
Comparable REIT Asset operating income					$35,455	$34,126	$1,329	3.9%
Corporate expenses					(9,407)	(20,194)	10,787	(53.4)%
Corporate depreciation and Amortization					(65)	(100)	35	(35.0)%
Non-Comparable REIT Asset operating income					6,738	9,656	(2,918)	(30.2)%

Operating Income					$32,721	$23,488	$9,233	39.3%

Operating Data:
Number of hotels (1)	16	13			12	12
Number of rooms (1)	7,268	5,559			5,282	5,282
RevPAR	$132.51	$135.02	$(2.51)	(1.9)%	$129.60	$121.49	$8.11	6.7%

(1)	Properties owned through unconsolidated joint ventures and sold properties as of the end of the periods presented are excluded from these numbers. The number of hotels and rooms above exclude the Distributed Properties, although the operations of the Distributed Properties are included in our results of operations through June 29, 2004.

In February 2004 we sold the Hyatt Regency Capitol Hill. The results of operations for this property, which we held for sale as of December 31, 2003, are included in income from discontinued operations for the six months ended June 30, 2004. Based on the continued cash flow we generate from our asset management agreement with SHC LLC, the Distributed Properties are not reflected as discontinued operations in our operating results.

Operating Income. Operating income for the total portfolio increased $9.2 million, or 39.3%, to $32.7 million for the six months ended June 30, 2005, from $23.5 million for the six months ended June 30, 2004. This increase in operating income is due to the following events:

(a) a $10.8 million increase attributable to a decrease in corporate expenses as described below;

(b) a $6.3 million increase attributable to the Comparable REIT Assets as described below (excluding lease expense at the Paris Marriott);

(c) a $0.6 million increase attributable to the Ritz-Carlton Half Moon Bay, which we did not own in the second quarter of 2004;

(d) a $6.0 million increase attributable to the InterContinental hotels in Chicago and Miami, which we purchased in the second quarter of 2005;

(e) a $1.2 million increase at the Hamburg Marriott (excluding lease expense); partially offset by

(f) an $8.7 million decrease attributable to the Distributed Properties to SHC LLC that are reflected in the six months ended June 30, 2004; and

(g) a $7.0 million decrease attributable to lease expense at the Hamburg Marriott and Paris Marriott, which were recorded as leases commencing June 29, 2004.

On June 29, 2004, the Hyatt Regency New Orleans hotel was converted from an operating lease to a management contract. The results for the six months ended June 30, 2005 are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. For the six months ended June 30, 2004, the results are only reflected in lease revenue in the accompanying operating results.

On June 29, 2004, our leasehold interest in the Paris Marriott was subleased to a third party operator. For the six months ended June 30, 2005, the rent payments are reflected in lease revenue in the accompanying operating results. For the six months ended June 30, 2004, the results are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. These events affect each line item comprising hotel operating revenues and expenses.

The table below reflects the total for each line item included in the Comparable REIT Assets table above related to both the Hyatt Regency New Orleans and the Paris Marriott.

	Six Months Ended June 30,
	2005	2004	Change($)	Change(%)
	(Dollars in thousands)
Revenues:
Rooms	$19,113	$9,889	$9,224	93.3%
Food and beverage	10,634	2,326	8,308	357.2%
Other hotel operating revenue	2,210	363	1,847	508.8%

	31,957	12,578	19,379	154.1%
Lease revenue	5,841	10,370	(4,529)	(43.7)%

Total revenues	37,798	22,948	14,850	64.7%

Operating Costs and Expenses:
Hotel operating expenses	22,571	7,821	14,750	188.6%
Lease expense	4,923	—	4,923	—
Depreciation and amortization	3,562	4,001	(439)	(11.0)%

Total operating costs and expenses	31,056	11,822	19,234	162.7%

Operating income	$6,742	$11,126	$(4,384)	(39.4)%

Due to the events mentioned above, we believe that an analysis of changes in each line item comprising total portfolio hotel operating income is not reflective of the operating results of the hotels. A more relevant approach is to analyze the changes of hotel operating income of the Comparable REIT Assets for the six months ended June 30, 2005 and 2004, as described below, excluding the results of the Hyatt Regency New Orleans and the Paris Marriott.

Total Revenues. For the total portfolio, hotel operating revenues, including lease revenue, decreased $47.5 million or 15.9% to $251.4 million for the six months ended June 30, 2005, from $298.9 million for the six months ended June 30, 2004.

For the Comparable REIT Assets, hotel operating revenues, including lease revenue, increased $26.3 million, or 15.4%, to $197.8 million for the six months ended June 30, 2005, from $171.5 million for the six months ended June 30, 2004. Excluding a $14.9 million increase in hotel operating revenues attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), hotel operating revenues increased $11.5 million, or 7.7%, to $160.0 million for the six months ended June 30, 2005, from $148.5 million for the six months ended June 30, 2004.

Rooms. For the total portfolio, room revenue decreased $34.2 million, or 20.0%, to $137.2 million for the six months ended June 30, 2005, from $171.4 million for the six months ended June 30, 2004. RevPAR from our total portfolio for the six months ended June 30, 2005 decreased by 1.9% from the six months ended June 30, 2004. The components of RevPAR from our total portfolio for the six months ended June 30, 2005 and 2004 are summarized as follows:

	Six Months Ended June 30,
	2005	2004
Occupancy	72.2%	73.3%
Average daily rate	$183.61	$184.15
RevPAR	$132.51	$135.02

For the Comparable REIT Assets, room revenue increased $16.5 million, or 17.7%, to $109.8 million for the six months ended June 30, 2005, from $93.3 million for the six months ended June 30, 2004. Excluding a $9.2 million increase in room revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), room revenue increased $7.3 million, or 8.7%, to $90.7 million for the six months ended June 30, 2005, from $83.4 million for the six months ended June 30, 2004. The increase in room revenue is due to increases in both occupancy and ADR for the period.

RevPAR from our Comparable REIT Assets for the six months ended June 30, 2005 increased by 9.6% from the six months ended June 30, 2004 (excluding the Hyatt Regency New Orleans and the Paris Marriott). The components of RevPAR from our Comparable REIT Assets for the six months ended June 30, 2005 and 2004, excluding the Hyatt Regency New Orleans and the Paris Marriott, are summarized as follows:

	Six Months Ended June 30,
	2005	2004
Occupancy	74.1%	71.6%
Average daily rate	$177.92	$168.02
RevPAR	$131.82	$120.28

The 9.6% increase in RevPAR for the Comparable REIT Assets (excluding the Hyatt Regency New Orleans and the Paris Marriott) resulted from a 2.5 percentage-point increase in occupancy and a 5.9% increase in the average daily rate. The increase in RevPAR seen in many of our major urban markets is a reflection of the improving economic conditions in these markets this year. Increases in RevPAR for the six months ended June 30, 2005 compared to the same period of 2004 include the Loews Santa Monica Beach Hotel with a 12.5% increase, the Hyatt Regency LaJolla with a 15.8% increase and the Hilton Burbank Airport with a 24.3%. These increases were partially offset by a 2.3% RevPAR decrease at the Marriott Lincolnshire Resort.

Food and Beverage. For the total portfolio, food and beverage revenue decreased $5.3 million, or 6.2%, to $79.8 million for the six months ended June 30, 2005, from $85.1 million for the six months ended June 30, 2004.

For the Comparable REIT Assets, food and beverage revenue increased $11.3 million, or 22.8%, to $60.5 million for the six months ended June 30, 2005, from $49.3 million for the six months ended June 30, 2004. Excluding an $8.3 million increase in food and beverage revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), food and beverage revenue increased $3.0 million, or 6.3%, to $49.9 million for the six months ended June 30, 2005, from $46.9 million for the six months ended June 30, 2004. This increase is primarily driven by the increase of $1.5 million in food and beverage revenue at the Hyatt Regency La Jolla, $0.7 million at the Loews Santa Monica Beach Hotel and $0.7 million at the Four Seasons Punta Mita.

Other Hotel Operating Revenue. For the total portfolio, other hotel operating revenue decreased $0.8 million, or 2.8% to $26.4 million for the six months ended June 30, 2005, from $27.2 million for the six months ended June 30, 2004.

For the Comparable REIT Assets, other hotel operating revenue increased $3.1 million, or 16.9% to $21.6 million for the six months ended June 30, 2005, from $18.5 million for the six months ended June 30, 2004. Excluding an $1.8 million increase in other hotel operating revenue attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), other hotel operating revenue increased $1.3 million, or 7.1%, to $19.4 million for the six months ended June 30, 2005, from $18.1 million for the six months ended June 30, 2004. The increased occupancy led to increases in many of the other hotel operating revenue streams at the properties; however, these increases continued to be offset by the decline in telephone revenues, primarily caused by the increased use of cell phones. On a per occupied room basis, telephone revenues decreased 11.1% during the six months ended June 30, 2005 compared to the same period of 2004.

Lease Revenue. For the total portfolio, lease revenue decreased $7.2 million, or 47.6% for the six months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, lease revenue decreased $4.5 million, or 43.7% for the six months ended June 30, 2005 as compared to the corresponding period of 2004. Lease revenue for the six months ended June 30, 2005 includes lease revenue from the Paris Marriott of $5.8 million, which began being recorded as a lease subsequent to June 29, 2004. Lease revenue for the six months ended June 30, 2004 includes lease revenue from the Hyatt Regency New Orleans of $10.4 million, which was converted to a management agreement in connection with the IPO.

Operating Costs and Expenses

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the six months ended June 30, 2005 and 2004, including the amount and percentage changes in these results between the two periods.

	Total Portfolio				Comparable REIT Assets
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
	(Dollars in thousands)				(Dollars in thousands
Hotel operating expenses:
Rooms	$31,154	$43,608	$(12,454)	(28.6)%	$23,887	$19,695	$4,192	21.3%
Food and beverage	55,962	65,645	(9,683)	(14.8)%	42,540	35,780	6,760	18.9%
Other departmental expenses	66,516	77,497	(10,981)	(14.2)%	53,005	46,206	6,799	14.7%
Management fees	8,581	10,288	(1,707)	(16.6)%	7,260	7,367	(107)	(1.5)%
Other property level expenses	15,292	18,157	(2,865)	(15.8)%	12,101	8,388	3,713	44.3%

Total hotel operating expenses	$177,505	$215,195	$(37,690)	(17.5)%	$138,793	$117,436	$21,357	18.2%

For the total portfolio, hotel operating expenses decreased $37.7 million, or 17.5% for the six months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, hotel operating expenses increased $21.4 million, or 18.2% for the six months ended June 30, 2005 as compared to the same period in 2004. Excluding a $14.8 million increase in hotel operating expenses attributable to the Hyatt Regency New Orleans and the Paris Marriott (see table above), hotel operating expenses increased $6.6 million, or 6.0%, to $116.2 million for the six months ended June 30, 2005, from $109.6 million for the six months ended June 30, 2004. This increase in hotel operating expenses is primarily related to the increase in salaries, wages and related benefits ($2.8 million), administration and general costs ($0.6 million), utilities ($0.3 million), insurance ($0.2 million), real estate taxes ($0.3 million), repairs and maintenance ($0.3 million), marketing costs ($0.7 million), food and beverage cost of sales ($0.3 million) and expenditures to repair the golf course at one property ($0.5 million).

Lease Expense. In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations. In connection with these transactions, we also recorded a deferred gain.

For the total portfolio, net lease expense of $7.0 million on the statement of operations for the six months ended June 30, 2005 includes a realized portion of the deferred gain of $2.3 million. See note 3—Property and Equipment in the consolidated financial statements for more information.

For the Comparable REIT Assets, net lease expense of $4.9 million for six months ended June 30, 2005 includes a realized portion of the deferred gain of $2.2 million related to the Paris Marriott. See note 3—Property and Equipment in the consolidated financial statements for more information.

Depreciation and Amortization. For the total portfolio, depreciation and amortization decreased $15.2 million, or 38.1%, for the six months ended June 30, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, depreciation and amortization decreased $1.3 million, or 6.4%, for the six months ended June 30, 2005 as compared to the same period in 2004. The decrease is primarily attributable to the decrease in depreciation at the Marriott Lincolnshire ($0.4 million), the Loews Santa Monica Beach Hotel ($0.3 million), the Paris Marriott ($0.3 million) and the Marriott Schaumburg ($0.3 million).

Corporate Expenses. Corporate expenses decreased by $10.8 million to $9.4 million for the six months ended June 30, 2005 from $20.2 million for the same period in 2004. These expenses consist primarily of payroll and related costs, unit appreciation rights and restricted stock unit plan expense, professional fees, travel expenses and office rent. The decrease of $10.8 million is primarily attributable to:

•	a $2.4 million decrease in compensation expense related to restricted stock units issued;

•	a $3.5 million decrease in severance expense;

•	a $4.9 million decrease in legal fees as a result of our settled litigation with Marriott;

•	a $0.3 million decrease in bonus expense;

•	a $0.2 million decrease in travel and entertainment expenses due to current cost cutting measures; and

•	a $0.5 million decrease in consulting fees mainly due to a compensation study in the prior period and current cost cutting measures; offset by

•	a $1.2 million increase in professional fees due to implementation of Sarbanes Oxley requirements.

Interest Expense, Net. The $32.4 million decrease in interest expense, net for the six months ended June 30, 2005 as compared to the six months ended 2004 was due to:

•	a $25.9 million decrease attributable to lower average borrowings;

•	a $4.9 million decrease due to lower average rates;

•	a $1.5 million decrease in amortization of deferred financing costs; and

•	a $0.3 million decrease related to the mark-to-market of derivative instruments; offset by

•	a $0.2 million decrease in interest income.

The components of Interest expense, net for the six months ended June 30, 2005 are summarized as follows:

•	mortgage debt ($14.9 million);

•	bank credit facility ($1.6 million);

•	amortization of deferred financing costs ($1.5 million); and

•	other debt ($0.2 million); offset by

•	interest income ($0.8 million).

Including convertible debt in 2004, the weighted average debt outstanding for the six months ended June 30, 2005 and 2004 amounted to $0.6 billion and $1.6 billion, respectively, and the weighted average interest rates were 5.20% and 5.80%. At June 30, 2005, 31.9% of our total debt had variable interest rates and 68.1% had fixed interest rates.

Loss on Early Extinguishment of Debt. On January 30, 2004, we repaid an outstanding note and accrued interest payable to the City of Burbank for $6.0 million by using cash reserves held by the CMBS 2003 loan trustee. The CMBS 2003 financing required us to fund cash reserves applicable to the loan and accrued interest payable to the City of Burbank. In connection with the payoff of the Burbank loan on January 30, 2004, the CMBS 2003 loan trustee returned the excess cash reserves in the amount of $3.7 million to us. We recognized a gain of $2.2 million on the retirement of this debt that has been reported as an offset to Loss on early extinguishment of debt in the consolidated statement of operations for the six months ended June 30, 2004.

On June 29, 2004, we repaid the floating rate CMBS 2003 using a portion of proceeds from the IPO and the 2004 mortgage loan financings as described in note 5 to our Notes to Unaudited Condensed Consolidated Financial Statements, and wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $22.9 million, has been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the six months ended June 30, 2004.

On June 29, 2004, the U.S. dollar denominated mortgage debt secured by one domestic hotel (fixed rate loan) and SHCI’s two Mexican hotels (variable rate loans) were repaid with proceeds of the financing described in note 5 to our Notes to Unaudited Condensed Consolidated Financial Statements, and we wrote off the unamortized deferred financing costs applicable to issuing these loans. This write-off, which amounted to $1.2 million, has been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the six months ended June 30, 2004.

Other Income (Expenses), Net. Other income (expenses), net includes our pro rata share of earnings or losses of hotel joint ventures, asset management fees, Mexican asset tax, foreign exchange realized gains and losses, the change in value of our foreign currency forward exchange contracts prior to their distribution, as well as other miscellaneous income and expenses. Other income (expenses), net amounted to $4.6 million for the six months ended June 30, 2005 and $(2.0) million for the six months ended June 30, 2004. The net change of $6.6 million is primarily attributable to the following factors:

•	Prior to the IPO, we had two foreign currency forward exchange contracts with a combined notional amount of 1.62 billion Czech Koruna ($50.0 million) that were designated as hedges of our net investment in the Prague hotel joint venture. A portion of these contracts was deemed ineffective and, as such, did not qualify for hedge accounting. Accordingly, changes in the value of these forward exchange contracts are recorded in accumulated other comprehensive loss (to the extent deemed effective) and to Other income (expenses), net (to the extent deemed ineffective). When marking these contracts to market we increased other expenses $2.7 million for the six months ended June 30, 2004. All of our forward currency contracts were distributed to SHC LLC on June 29, 2004.

•	During the six months ended June 30, 2005 and 2004, we recorded $1.6 million and $0.8 million of income, respectively, in our equity in earnings of joint ventures related to the Hamburg Marriott (through the date of sale on March 1, 2004) and the InterContinental Prague.

•	We have an asset management agreement with SHC LLC that commenced on June 29, 2004, under which we manage the day-to-day business of SHC LLC for an annual fee of $5.0 million. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. The asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale. The transaction is expected to be consummated in the third quarter of 2005. We anticipate that in the future SHC LLC will sell other hotels included within the agreement which would further decrease our asset management fee. During the six months ended June 30, 2005 we recognized $2.5 million of income related to our asset management agreement with SHC LLC.

•	We had foreign exchange losses of $0.1 million and $0.5 million for the six months ended June 30, 2005 and 2004, respectively.

Income Tax Expenses. Prior to the IPO, we were not subject to U.S. federal and certain state income taxes, which were the responsibility of the members of our accounting predecessor. We were subject to certain state income and franchise taxes and foreign income taxes payable by our foreign subsidiaries. We were required to make tax distributions to our members and holders of certain convertible limited partnership interests. These tax distributions were equal to each member’s or holder’s allocable share of our taxable income times the highest U.S. federal and state income tax rate applicable to any member.

We made an election to be taxed, beginning in our 2004 tax year, as a REIT under Sections 856 through 860 of the Code. As a REIT, we generally will not be subject to U.S. federal income tax if we meet the REIT requirements of the code. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income taxes and to U.S. federal income tax and excise tax on our undistributed income. In addition, taxable income from our taxable REIT subsidiaries is subject to U.S. federal, state and local income taxes. Also, the foreign countries where we have operations do not necessarily recognize REITs under their respective tax law. Accordingly, we recognize income taxes for these jurisdictions in accordance with GAAP, as necessary.

For the six months ended June 30, 2005 and 2004, income tax expense is summarized as follows:

	Six Months Ended June 30,
	2005	2004
	(in thousands)
Current expense	$(399)	$(881)
Deferred (expense) benefit	(2,168)	526

Income tax expense	$(2,567)	$(355)

Minority Interests. Prior to the IPO, we acquired certain hotels through the formation of limited partnerships and a limited liability company that we control, but which have minority equity owners. Operating profits allocated to the minority owners of the limited partnership and limited liability company units are recorded as minority interests. Subsequent to the IPO, we record minority interest income or expense based on the percentage of SHC Funding we do not own. The earnings or losses from the InterContinental Chicago and Miami attributable to the 15% minority interest are normally reflected as minority interest expense; however, based on the partnership agreements with IHG, SHCI receives a preferred return of all the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. SHCI does not believe that threshold will be exceeded in 2005; therefore the results of those properties in 2005 are not expected to have an effect on minority interest. Minority interest expense increased by $5.0 million to $4.1 million of expense for the six months ended June 30, 2005 from $0.9 million of income for the six months ended June 30, 2004.

Income from Discontinued Operations. As described under “—Recent Trends and Events—Sales of Hotels”, we sold one hotel in the first quarter of 2004, and consistent with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, reclassified the results of operations for this hotel as discontinued operations for the six months ended June 30, 2004. Income from discontinued operations amounted to $75.7 million for the six months ended June 30, 2004, which included the $76.0 million gain recognized on the sale of the hotel.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures, including:

•	recurring maintenance expenditures necessary to maintain our properties;

•	interest expense and scheduled principal payments on outstanding indebtedness;

•	capital expenditures incurred to improve our properties;

•	acquisitions;

•	future distributions paid to our stockholders to maintain our REIT status; and

•	future distributions to minority interests.

Historically, we have satisfied our short-term liquidity requirements through our existing working capital, our bank credit facility and cash provided by our operations. We believe that our existing working capital, our bank credit facility described below and cash provided by operations will continue to be sufficient to meet our liquidity requirements for at least the next 12 months.

Capital expenditures for the six months ended June 30, 2005 and 2004 amounted to $8.8 million and $14.9 million, respectively. Owner funded expenditures for the six months ended June 30, 2005 and 2004 amounted to $0.8 million and $7.3 million, respectively. Contributions to the reserves for furniture, fixtures and equipment during the first two quarters of 2005 amounted to $10.8 million.

Bank credit facility. On June 29, 2004, SHC Funding obtained a three-year commitment for a $120.0 million revolving credit facility from a group of lenders led by Deutsche Bank Trust Company of America. On July 28, 2005, we amended the bank credit facility to increase the lenders’ commitments from $120.0 million to $175.0 million. In addition, the amendment modifies the minimum ratio of consolidated EBITDA to cash interest expense from 2.75 to 2.50 for the remainder of the term. This revolving credit facility may be used to finance our working capital requirements and general corporate purposes. Borrowings under this facility bear interest at floating rates equal to, at our option, either: (i) LIBOR plus 295 basis points; or (ii) 170 basis points plus the higher of:

•	the prime rate announced by Deutsche Bank Trust Company of America, in effect on the date of borrowing; or

•	the Federal Funds Rate in effect on such day plus 50 basis points.

We are required to pay a commitment fee of 0.50% per annum of the unused revolver balance. We guaranteed the loan and pledged our interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding guaranteed the loan and SHC Funding’s interest in certain subsidiaries have been pledged as collateral for this loan. As of August 2, 2005 there was $54.5 million outstanding under this facility.

Our bank credit facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to financial covenants including:

•	minimum tangible net worth of $325.0 million, plus 75% of proceeds we receive from any new issuance of common stock;

•	minimum ratio of consolidated EBITDA to cash interest expense of 2.75;

•	minimum ratio of consolidated EBITDA to fixed charges, as defined, of 1.5;

•	the ratio of consolidated indebtedness to gross asset value may not exceed 70% (reduced to 65% on June 29, 2006); and

•	borrowings outstanding under the facility shall not exceed 2.5 times adjusted Net Operating Income (NOI) for the last 12 months (reduced to 2.25 times adjusted NOI beginning on June 29, 2006).

Our compliance with these covenants in future periods will depend substantially on the financial results of our hotels. The credit facility also contains customary restrictive covenants, including the following:

•	asset sales must be for at least 85% cash or cash equivalents, on a bona fide arms length basis;

•	restricted payments, including dividends, may not exceed 90% of funds from operations, as defined (subject to dividend payments to preserve our REIT status);

•	there may be no additional indebtedness or guaranties other than (i) property-level non-recourse indebtedness on to-be-acquired assets, (ii) the $208.5 million fixed rate mortgage loan and the $275.0 million floating rate note that were issued pursuant to an indenture with LaSalle Bank, N.A., as note trustee for the benefit of the noteholders; (iii) certain existing mortgage indebtedness; and (iv) ordinary course obligations; and

•	neither we nor SHC Funding will be allowed to enter into a merger or a similar transaction unless SHC Funding is the surviving entity and there is no change in the type of business conducted, or the transaction is approved in advance by the lenders.

As of June 30, 2005, we are compliant with the above financial and other restrictive covenants.

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties, and the costs associated with acquisitions of properties that we pursue.

Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, long-term property mortgage indebtedness, bank credit facilities and through the issuance of additional equity securities. We believe that these sources of capital will continue to be available to us in the future to fund our long-term liquidity requirements. However, there are certain factors that may have a material adverse effect on our access to these capital sources. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets (if any) and borrowing restrictions imposed by existing lenders. Our ability to raise funds through the issuance of equity securities is dependent upon, among other things, general market conditions for REITs and market perceptions about us. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but equity and debt financing may not be consistently available to us on terms that are attractive or at all.

Equity Securities

As of June 30, 2005, we had 487,714 restricted stock units outstanding, of which 184,428 were vested. The following table presents the changes in our issued and outstanding common shares and operating partnership units since December 31, 2004 (excluding restricted stock units):

	Common Shares	Operating Partnership Units Represented by Minority Interests	Total
Outstanding at December 31, 2004	30,035,701	9,401,859	39,437,560
Restricted stock units redeemed for common shares	41,804	—	41,804

Outstanding at June 30, 2005	30,077,505	9,401,859	39,479,364

We issued $100.0 million of preferred stock in March 2005, as reflected in the discussion of financing activities below.

Cash Flows

Operating Activities. Net cash provided by operating activities was $41.0 million for the six months ended June 30, 2005, compared to net cash used in operating activities of $49.5 million for the six months ended June 30, 2004. Cash flow from operations increased primarily because of our increase in hotel operating income, as well as a decrease in interest expense. Due to the distribution of seven hotels to SHC LLC, our historical cash flows are not indicative of our cash flows subsequent to the completion of the IPO.

Investing Activities. Net cash used in investing activities was $291.9 million for the six months ended June 30, 2005, compared to net cash provided by investing activities of $229.2 million for the six months ended June 30, 2004. The significant investing activities are summarized below:

•	we acquired joint venture interests in the Chicago and Miami InterContinental hotels for $285.6 million during the six months ended June 30, 2005;

•	we sold one hotel during the six months ended June 30, 2004 for net sales proceeds of $156.4 million;

•	as a result of the Hamburg Marriott sale and leaseback transaction in February 2004, we received cash distributions from the Hamburg hotel joint venture aggregating $10.4 million;

•	in connection with acquiring our joint venture partner’s interest in the Hamburg Marriott in March 2004, we increased our restricted and unrestricted cash by $3.1 million and $4.6 million, respectively;

•	primarily using additional proceeds from a mortgage debt financing in January 2004, the Prague joint venture made additional distributions to its owners and our share of these payments amounted to $3.2 million in the first quarter of 2004 and $1.9 million in the second quarter of 2004; and

•	we disbursed $8.8 million and $14.9 million during the six months ended June 30, 2005 and 2004, respectively, related to capital expenditures for renewals, replacements and room renovations.

Financing Activities. Net cash provided by financing activities was $269.8 million for the six months ended June 30, 2005 compared to net cash used in financing activities of $227.9 million for the six months ended June 30, 2004. During the six months ended June 30, 2004, we received proceeds from issuance of our common stock, net of offering costs, of $216.9 million and proceeds from issuance of new mortgage debt and bank credit facility totaling $1.2 billion. In addition, we made payments on mortgage debt totaling $1.4 billion, including retirement of mortgage and other debt in connection with the financing discussed below, retirement of mortgage debt in connection with the sale of the Hyatt Regency Capitol Hill, repayment of a loan from the City of Burbank, California and scheduled principal payments. We also distributed $215.0 million to SHC LLC in connection with the IPO. Significant financing activities applicable to the six months ended June 30, 2005 and 2004 are described below.

For the six months ended June 30, 2005, we received proceeds from issuance of preferred stock, net of offering costs of $97.5 million and distributed $2.5 million to these preferred shareholders, received proceeds from issuance of new mortgage debt of $202.0 million and made net payments on the bank credit facility of $6.0 million. In addition, on December 6, 2004 and March 21, 2005 we declared quarterly distributions of $0.22 per share of common stock payable to shareholders of record on December 31, 2004 and March 31, 2005, respectively. The distributions were paid on January 20, 2005 and April 20, 2005, respectively. SHC Funding also declared a quarterly distribution of $0.22 per unit payable to unitholders of record on December 31, 2004 and March 31, 2005. This distribution was also paid on January 20, 2005 and April 20, 2005, respectively.

During the six months ended June 30, 2004, our mortgage and other debt decreased from $1.5 billion at December 31, 2003 to $0.4 billion. The net decrease of $1.1 billion was due to the following: (a) on June 29, 2004, in connection with the IPO, our repayment of mortgage debt of $1.3 billion; (b) $204.2 million of debt being eliminated at the time of the IPO due to the restructuring of the Paris Marriott relationship as described under “—Recent Trends and Events—Sales of Hotels”; (c) retirement of the $6.0 million loan payable to the City of Burbank, California; and (d) payment of $1.1 million of mortgage debt principal payments required under various loan agreements. This decrease was partially offset by two mortgage loan financings of $408.5 million completed on June 29, 2004.

Contractual Obligations

The following table summarizes our future payment obligations and commitments as of June 30, 2005:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)
Bank credit facility	$48,000	$—	$48,000	$—	$—
Interest on bank credit facility	5,856	1,464	4,392	—	—
Long-term debt obligations	689,975	1,377	9,178	484,034	195,386
Interest on long-term debt obligations	177,858	18,654	106,841	44,926	7,437
Operating lease obligations—ground leases and office space	4,093	172	747	160	3,014
Operating leases—Paris Marriott and Hamburg Marriot	414,585	8,419	50,515	33,677	321,974
Deferred fees under hotel management contracts	2,245	87	525	350	1,283

Total	$1,342,612	$30,173	$220,198	$563,147	$529,094

Reserve Funds for Capital Expenditures

We maintain each of our hotels in conformity with applicable laws and regulations and in accordance with the agreed upon requirements in our management agreements with our preferred operators.

We are obligated to maintain reserve funds for capital expenditures at our hotels (including the periodic replacement or refurbishment of furniture, fixtures and equipment) as determined pursuant to the management agreements with our preferred operators. As of June 30, 2005, $20.0 million was in restricted cash and cash equivalents as reserves for future capital expenditures. Our agreements with hotel operators require us to reserve funds at amounts ranging between 3.0% and 5.0% of the individual hotel’s annual revenues and require the funds to be set aside in restricted cash and cash equivalents. Amounts are capitalized as incurred. Any unexpended amounts will remain with our property upon termination of the management and operating contracts.

Derivative Financial Instruments

We use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We generally require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. Instruments that meet the hedging criteria are formally designated as hedges at the inception of the derivative contract. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We use outside consultants to determine the fair values of our derivative instruments. Such methods incorporate standard market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. All methods of estimating fair value result in general approximation of value, and such value may or may not actually be realized.

In August 2002, we entered into two foreign currency forward exchange agreements for a combined notional amount of $50.0 million to manage the risk of change in the U.S. dollar equivalent value of forecasted Czech Koruna proceeds on the future sale of the InterContinental Prague. The above hedges were designated as hedges of a net investment in a foreign operation under SFAS No. 133. As prescribed by SFAS No. 133, a portion of these agreements was deemed ineffective and, as such, did not qualify for hedge accounting. Accordingly, changes in the value of the forward exchange agreements were recorded in Accumulated other comprehensive loss (to the extent deemed effective) and to Other income (expenses), net (to the extent deemed ineffective) with an offsetting entry to Accounts payable and accrued expenses. These contracts were distributed to SHC LLC in conjunction with the IPO. For the six months ended June 30, 2004, our mark-to-market adjustments of these contracts resulted in a $2.7 million charge to Other income (expenses), net, and a $3.7 million reduction of Accumulated other comprehensive loss.

See “Quantitative and Qualitative Disclosures About Market Risk” for additional disclosures related to derivatives and interest rate risk.

Off-Balance Sheet Arrangements

In August 1999, we and an affiliate of GIC Real Estate Pte Ltd, which we refer to as GIC RE, the real estate investment arm of the Government of Singapore Investment Corporation Pte Ltd, entered into an investment agreement for the purpose of acquiring hotels in certain European markets. The investment agreement period ended during 2002. The investment agreement provided for capital commitments from us and the GIC RE affiliate in amounts that result in us and the GIC RE affiliate effectively owning 35% and 65%, respectively, of hotels acquired. Concurrent with the execution of the investment agreement, we and the GIC RE affiliate entered into an asset management agreement pursuant to which we agreed to provide various services with respect to acquiring and financing hotels, negotiating third-party management contracts and reviewing hotel operations. Annual management fees are based upon each hotel’s earnings before interest, taxes, depreciation and amortization, or EBITDA. We can also earn an incentive fee upon the occurrence of certain events such as the sale of a hotel. However, no incentive fees are payable unless the investors have received proceeds equal to their capital contributions and a specified investment return.

Under the above-described agreements, we and the GIC RE affiliate formed joint ventures that acquired the 277-room Hamburg Marriott in June 2000 and the 364-room InterContinental Prague in August 1999. See the previous discussion related to the Hamburg sale and leaseback transaction and our acquisition of GIC RE’s 65% interest in the Hamburg Marriott joint venture under “—Recent Trends and Events—Sales of Hotels”.

At June 30, 2005, our investment in the Prague joint venture was $11.5 million. We account for this investment under the equity method of accounting. Our equity in earnings of hotel joint ventures (included in these amounts are our equity in earnings in the Prague joint venture and equity in earnings (loss) in the Hamburg joint venture through March 1, 2004), is $1.2 million and $0.8 million for the three months ended June 30, 2005 and 2004, respectively and $1.6 million and $0.8 million for the six months ended June 30, 2005 and 2004, respectively, and is included in Other income (expenses), net in our consolidated statements of operations.

On June 26, 2003, the joint venture owning the InterContinental Prague entered into an agreement to refinance its long-term bank debt. As a result of this refinancing, the loan and all accrued interest payable to Westdeutsche Landesbank Girozentrale was fully repaid using €70.0 million ($78.7 million) of proceeds on July 14, 2003 obtained from the €75.0 million ($84.3 million) loan negotiated with Aareal Bank. An additional €5.0 million ($6.2 million) was funded on January 15, 2004 upon satisfaction of certain conditions, which included the registration of a first ranking mortgage. The loan bears floating interest at EURIBOR plus 1.5% and matures July 15, 2006. At the joint venture’s option, the maturity date may be extended to July 15, 2008. Interest and principal is payable quarterly with a final payment of €62.7 million ($75.9 million based on the foreign exchange rate as of June 30, 2005) due on July 15, 2008 (assuming the joint venture utilizes the extension options under the loan). There was €70.9 million ($85.8 million based on the foreign exchange rate as of June 30, 2005) outstanding under this arrangement at June 30, 2005. As a result of the Aareal re-financing and a previous financing, we received distributions from the joint venture of $5.2 million in the six months ended June 30, 2004.

On June 14, 2000, we invested $5.7 million in the joint venture that purchased the Hamburg Marriott. Also on June 14, 2000, in connection with its simultaneous purchase of the hotel, the joint venture owning the Hamburg Marriott entered into a loan agreement with Rheinhyp Rheinische Hypothekenbank Aktiengesellschaft. This loan was retired in February 2004 using proceeds from the DIFA sale and leaseback transaction described above under “—Recent Trends and Events—Sales of Hotels”. While outstanding, the loan, with an original principal amount of €29.9 million ($28.7 million), provided for interest at EURIBOR plus 0.85% and required interest payments monthly, quarterly or semi-annually as agreed by the joint venture and the lender. Principal was paid in December of each year with 1% of the original loan balance paid in 2000 and 2% of the original loan balance paid in 2001 through 2003.

Related Party Transactions

We have in the past engaged in and currently engage in a number of transactions with related parties. See Note 10 to our Unaudited Condensed Consolidated Financial Statements for a complete discussion of our transactions with related parties.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

•	Impairment of Long-lived Assets. We periodically review each property for possible impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property’s expected cash flow from operations, holding period and proceeds from disposing of the property. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Judgment is required in determining the discount rate applied to estimated cash flows, growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale requires the recording of these assets at their net realizable value which can affect the amount of impairment recorded.

•	Acquisition Related Assets and Liabilities. Accounting for the acquisition of a hotel property as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, plant and equipment and intangible assets. We use all available information to make these fair value determinations and, for hotel acquisitions, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Due to inherent subjectivity in determining the estimated fair value of long-lived assets, we believe that the recording of acquired assets and liabilities is a critical accounting policy.

•	Depreciation and Amortization Expense. Depreciation expense is based on the estimated useful life of our assets. The life of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.

•	Derivative Instruments and Hedging Activities. Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in the consolidated statements of operations as a component of net income (loss) or as a component of comprehensive income (loss) and as a component of equity on the consolidated balance sheets. While management believes its judgments are reasonable, a change in a derivative’s effectiveness as a hedge could affect expenses, net income and equity.

Seasonality

The lodging business is seasonal in nature and we experience some seasonality in our business as indicated in the table below. Revenues for hotels in tourist areas generally are greater during tourist season than other times of the year. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, terror attacks or alerts, airline strikes, economic factors and other considerations affecting travel. Hotel revenues by quarter during 2003, 2004 and 2005 were as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Revenues
2003	$141,937		$139,401		$130,503		$153,713
2004	$147,131		$151,803		$85,064	(1)	$107,440	(1)
2005	$113,536	(1)	$137,900	(1)

(1)	Quarters subsequent to the second quarter of 2004 exclude the results of the Distributed Properties.

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for our domestic Marriott branded properties, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to pay operating expenses and make distributions to our stockholders.

New Accounting Standards

There are no accounting pronouncements or interpretations that have been issued but not yet adopted that we believe would have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The majority of our outstanding debt has a fixed interest rate. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We generally require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

On June 29, 2004, we purchased an interest rate cap with a LIBOR strike price of 5.00%. Originally, the interest rate cap was purchased with a notional amount covering our $200.0 million floating rate loan, but we sold an offsetting cap due to the execution of a swap agreement for a notional amount of $96.0 million. The fixed rate under this swap agreement is 3.62%. In addition, as a result of the purchase of the Ritz-Carlton Half Moon Bay on August 24, 2004, we purchased an additional interest rate cap with a LIBOR strike price of 5.00%. This cap was purchased with a notional amount covering the additional $75.0 million of the new loan.

As required by the joint venture loan agreements with InterContinental Hotels Group, the joint ventures purchased interest rate caps with LIBOR strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were purchased with notional amounts covering the entire $202,000,000 of the floating rate notes. These caps have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

Concurrently with the purchase of the interest rate caps described above, SHC Funding entered into an agreement to sell caps with strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were sold with notional amounts of $202,000,000. These sold caps have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

Effective April 15, 2005, we executed $150 million in corporate interest rate swap agreements. The agreements effectively fix the interest rate on corporate floating rate debt. The aggregate $150 million in swaps were accomplished through five-year swaps of LIBOR into a fixed rate of 4.42% for a combined notional amount of $75 million, and seven-year swaps of LIBOR into a fixed rate of 4.59% for a combined notional amount of $75 million.

On June 7, 2005, the Company executed an additional $50 million corporate interest rate swap agreement. The agreement effectively fixes the interest rate on corporate floating rate debt. The swap was accomplished through a seven-year swap of LIBOR into a fixed rate of 4.12%.

As of June 30, 2005, our total outstanding mortgages, other debt payable and bank credit facility was approximately $738.6 million, of which approximately $235.9 million, or 31.9%, was variable rate debt. Total variable debt excludes $296.0 million fixed by the interest rate swaps described above. If market rates of interest on our variable rate debt increase by 50%, or approximately 167 basis points, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $3.9 million annually. If market rates of interest on our variable rate debt decrease by 10%, or approximately 33 basis points, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $0.8 million annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Currency Exchange Risk

As we have international operations, currency exchange risk arises as a normal part of our business. We reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency, which reduces the need for dollar conversion. Generally, we do not enter into forward or option contracts to manage our currency exchange risk exposure applicable to net operating cash flows.

To manage the currency exchange risk applicable to equity positions in foreign hotels, we may use long-term mortgage debt denominated in the local currency. In addition, we may enter into forward or option contracts.

UNDERWRITERS

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston LLC
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.

Total	10,600,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,590,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 10,600,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fees per Share	Total Fees
		Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, Strategic Value Investors, LLC, The Prudential Insurance Company of America, Prudential Investment Management, Inc., PIC Realty Corporation, Prudential Assets, LLC, (SHC/Olayan) Redemption Vehicle, LLC, SVI (SHC/Houston) Redemption Vehicle, LLC, Whitehall Street Real Estate Limited Partnership VII and Whitehall Street Real Estate Limited Partnership IX has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of time after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Each of our executive officers and directors are bound by a 90-day lock-up agreement. We have entered into a similar agreement with the representative of the underwriters. However, this agreement does not apply to any securities issued pursuant to employee stock option or other long-term incentive plans, including our 2004 Incentive Plan, our Employee Stock Purchase Plan, the conversion or exchange of convertible or exchange securities outstanding as of the completion of this offering. Each of the Prudential entities and the Whitehall entities are bound by a 60-day lock-up agreement; provided however, that during the last 30 days of such 60-day period, the Prudential and Whitehall entities may sell or transfer their shares, upon specified written notice to Deutsche Bank Securities Inc., if the closing price of our common stock (i) exceeds 110% of the closing price of the common stock on the date of this prospectus supplement or (ii) decreases 10% or more from the per share net proceeds we receive from this offering. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day or 60-day periods.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.

Each of the underwriters has represented and agreed that: (i) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and (iii) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (which includes the European Union plus Ireland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our shares of common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our shares of common stock to the public” in relation to any of our shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe our shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Our common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to our common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each of the underwriters has agreed that it will not offer or sell any of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

No offering circular or other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock, may be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore.

Some of the underwriters or their affiliates provided financial advisory and investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is the administrative agent and a lender under our $175.0 million revolving credit facility. Affiliates of certain of the other underwriters are lenders under this revolving credit facility. We intend to use the net proceeds of this offering to repay amounts outstanding under that $175.0 million revolving credit facility. Each of the underwriters acted as underwriters for us in our IPO. Deutsche Bank Securities Inc. and Goldman, Sachs & Co., two of the lead underwriters, and their respective affiliates, have also acted as underwriters or initial purchasers for us in previous financing transactions.

Furthermore, two of our principal stockholders, WHSHC, L.L.C. and W9/WHSHC, L.L.C. I, are limited liability companies controlled by Whitehall Street Real Estate Limited Partnership VII and Whitehall Street Real Estate Limited Partnership IX, respectively, which, in turn, are controlled by affiliates of The Goldman Sachs Group, Inc., the parent entity of Goldman, Sachs & Co., an underwriter of this public offering. In addition, affiliates of Banc of America Securities LLC, a co-managing underwriter in this offering, hold a small minority ownership interest in each of Whitehall Street Real Estate Limited Partnership VII and Whitehall Street Real Estate Limited Partnership IX. An affiliate of Prudential Financial, Inc., one of our principal stockholders, owns 38% of Wachovia Securities Financial Holdings, LLC, a joint venture holding company owned by affiliates of Prudential Financial, Inc. (38%) and Wachovia Corporation (62%). Wachovia Securities Financial Holdings, LLC owns 100% of Wachovia Securities, LLC, a selected dealer in this offering. Wachovia Securities, LLC is an affiliate of Wachovia Capital Markets, LLC, one of the underwriters of this offering. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” and note 10 to our Notes to Unaudited Condensed Consolidated Information as well as the sections entitled “Stock Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Transactions—Other Transactions,” in our documents incorporated herein by reference.

In compliance with any National Association of Securities Dealers, Inc. (NASD) guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus supplement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain other matters in connection with the offering of securities by this prospectus supplement will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of CIMS Limited Partnership and Inter-Continental Florida Limited Partnership (entities under common ownership and management) as of and for the year ended December 31, 2004 incorporated by reference from the Company’s Current Report on Form 8-K filed on April 7, 2005, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the following:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also inspect and copy our Commission filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330.

We file information electronically with the Commission. Our Commission filings also are available from the Commission’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933 to register the common stock being offered in this prospectus supplement. This prospectus supplement and the accompanying prospectus, which form part of the registration statement, do not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement.

For further information regarding us and the common stock offered in this prospectus supplement and the accompanying prospectus, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and their exhibits from the Commission as indicated above or from us. Statements contained in this prospectus supplement, the accompanying prospectus or any additional prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

The following documents, which have been filed with the SEC (File No. 001-32223), are incorporated herein by reference:

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2005; and

•	our current reports on Form 8-K and 8-K/A filed with the SEC on June 16, 2005, June 30, 2005, July 19, 2005 (other than the information in Item 7.01 and Exhibit 99.1 thereto) and July 28, 2005.

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of this offering are deemed incorporated by reference into this prospectus supplement and a part hereof from the date of filing of those documents. Any statement contained in the accompanying prospectus or any document incorporated by reference herein shall be deemed to be amended, modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, any additional prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus supplement, except as so amended, modified or superseded. We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus supplement. Requests for such documents should be directed to Strategic Hotel Capital, Inc., 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60606 Attention: General Counsel (Telephone: (312) 658-5000).

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30, 2005	December 31, 2004
Assets
Property and equipment	$1,260,746	$952,717
Less accumulated depreciation	(245,274)	(222,150)

Net property and equipment	1,015,472	730,567

Goodwill	66,656	66,438
Intangible assets (net of accumulated amortization of $539 and $87, respectively)	3,243	1,613
Investment in hotel joint venture	11,481	12,060
Cash and cash equivalents	58,085	40,071
Restricted cash and cash equivalents	26,530	26,979
Accounts receivable (net of allowance for doubtful accounts of $321 and $361, respectively)	28,585	21,056
Deferred financing costs (net of accumulated amortization of $2,964 and $1,420, respectively)	12,042	11,178
Other assets	76,103	80,388

Total assets	$1,298,197	$990,350

Liabilities and Shareholders’ Equity
Liabilities:
Mortgages and other debt payable	$689,975	$489,140
Bank credit facility	48,000	54,000
Accounts payable and accrued expenses	76,101	58,946
Distributions payable	8,718	8,709
Deferred fees on management contracts	2,246	2,333
Deferred gain on sale of hotels	104,338	119,616

Total liabilities	929,378	732,744
Minority interests in SHCI’s operating partnerships	60,516	61,053
Minority interests in consolidated hotel joint ventures	15,612	—

Shareholders’ equity:
8.5% Series A Cumulative Redeemable Preferred Shares ($0.01 par value; 4,000,000 shares issued and outstanding; liquidation preference $25.00 per share)	97,540	—
Common shares ($0.01 par value; 150,000,000 common shares authorized; 30,077,505 and 30,035,701 common shares issued and outstanding, respectively)	301	300
Additional paid-in capital	485,771	483,691
Deferred compensation	(2,423)	(1,731)
Accumulated deficit	(258,642)	(271,873)
Accumulated distributions to shareholders	(29,360)	(13,447)
Accumulated other comprehensive loss	(496)	(387)

Total shareholders’ equity	292,691	196,553

Total liabilities and shareholders’ equity	$1,298,197	$990,350

See notes to unaudited condensed consolidated financial statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
Rooms	$75,330	$86,247	$137,198	$171,393
Food and beverage	44,513	43,380	79,832	85,117
Other hotel operating revenue	14,149	13,527	26,427	27,196

	133,992	143,154	243,457	283,706
Lease revenue	3,908	8,649	7,979	15,228

Total revenues	137,900	151,803	251,436	298,934

Operating Costs and Expenses:
Rooms	17,893	22,112	31,154	43,608
Food and beverage	30,977	33,125	55,962	65,645
Other departmental expenses	36,635	39,127	66,516	77,497
Management fees	4,315	5,168	8,581	10,288
Other property level expenses	8,916	8,897	15,292	18,157
Lease expense	3,418	—	6,991	—
Depreciation and amortization	14,225	19,906	24,812	40,057
Corporate expenses	4,650	13,671	9,407	20,194

Total operating costs and expenses	121,029	142,006	218,715	275,446

Operating income	16,871	9,797	32,721	23,488

Interest expense	(10,721)	(25,588)	(18,203)	(50,843)
Interest income	469	445	761	969
Loss on early extinguishment of debt	—	(24,134)	—	(21,946)
Other income (expenses), net	2,961	(3,238)	4,623	(2,043)

Income (loss) before income taxes, minority interests and discontinued operations	9,580	(42,718)	19,902	(50,375)
Income tax expense	(1,547)	(109)	(2,567)	(355)
Minority interests	(1,901)	1,014	(4,104)	928

Income (loss) from continuing operations	6,132	(41,813)	13,231	(49,802)
Income from discontinued operations	—	—	—	75,662

Net income (loss)	6,132	(41,813)	13,231	25,860

Preferred shareholder dividend	(2,154)	—	(2,503)	—

Net income (loss) available to common shareholders	$3,978	$(41,813)	$10,728	$25,860

Basic Earnings (Loss) Per Share:
Income (loss) from continuing operations available to common shareholders per share	$0.13	$(2.17)	$0.35	$(2.59)
Income from discontinued operations available to common shareholders per share	—	—	—	3.94

Net income (loss) available to common shareholders per share	$0.13	$(2.17)	$0.35	$1.35

Basic weighted-average common shares outstanding	30,257	19,269	30,247	19,190

Diluted Earnings (Loss) Per Share:
Income (loss) from continuing operations available to common shareholders per share	$0.13	$(2.19)	$0.35	$(2.63)
Income from discontinued operations available to common shareholders per share	—	—	—	3.92

Net income (loss) available to common shareholders per share	$0.13	$(2.19)	$0.35	$1.29

Diluted weighted-average common shares outstanding	30,406	19,501	30,395	19,306

See notes to unaudited condensed consolidated financial statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2005	2004
Operating Activities:
Net income	$13,231	$25,860
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	4,104	(928)
Deferred income tax expense (benefit)	2,168	(527)
Depreciation and amortization	24,812	40,057
Amortization of deferred financing costs	1,544	3,036
Equity in earnings of hotel joint ventures	(1,558)	(825)
Deferred compensation expense	987	3,341
Gain on sale of assets	—	(75,982)
Recognition of deferred and other gains, net	(1,653)	—
Loss on early extinguishment of debt	—	19,066
Mark to market of derivatives included in other income (expenses), net	—	2,691
Mark to market of derivatives included in interest expense	39	384
Increase in accounts receivable	(7,152)	(5,606)
Increase in other assets	(1,610)	(19,393)
Increase (decrease) in accounts payable and accrued expenses	6,110	(40,708)

Net cash provided by (used in) operating activities	41,022	(49,534)

Investing Activities:
Proceeds from sale of assets	—	156,354
Distributions from hotel joint ventures	—	15,602
Acquisition of property	(188)	—
Acquisition of interest in hotel joint venture	(112)	(162)
Acquisition of interests in consolidated joint ventures	(285,548)	—
Restricted and unrestricted cash acquired	159	7,688
Capital expenditures	(8,774)	(14,863)
Decrease in restricted cash and cash equivalents	2,550	64,586

Net cash (used in) provided by investing activities	(291,913)	229,205

Financing Activities:
Proceeds from issuance of common stock, net of offering costs	—	216,861
Proceeds from issuance of preferred stock, net of offering costs	97,540	—
Proceeds from bank credit facility	70,000	31,500
Payments on bank credit facility	(76,000)	—
Proceeds from mortgage debt	202,000	1,133,500
Payments on mortgage debt and other debt	(1,165)	(1,361,819)
Financing costs	(2,408)	(32,648)
Distributions to shareholders	(13,457)	—
Distributions to preferred shareholders	(2,503)	—
Distributions to minority interest holders	(4,138)	(274)
Distribution to SHC LLC	(37)	(214,977)

Net cash provided by (used in) financing activities	269,832	(227,857)

Effect of translation adjustment on cash	(927)	(486)

Net change in cash and cash equivalents	18,014	(48,672)
Cash and cash equivalents, beginning of period	40,071	107,437

Cash and cash equivalents, end of period	$58,085	$58,765

See notes to unaudited condensed consolidated financial statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

(in thousands)

	Six Months Ended June 30,
	2005	2004
Supplemental Schedule of Non-Cash Investing and Financing Activities:

Acquisition of Interest in Hotel Joint Venture
—Building	$—	$45,482

—Finance obligation	$—	$50,672

—Investment in hotel joint venture	$—	$2,230

—Net working capital	$—	$3,122

Acquisition of Interests in Consolidated Hotel Joint Ventures
—Investing activities	$(15,612)	$—

—Financing activities	$15,612	$—

Sale of Hotels
Assets	$—	$138,065

Liabilities	$—	$247,274

Deferred Gain	$—	$109,209

Distribution of net assets to SHC LLC	$—	$(12,852)

Restricted stock units	$7	$2,921

Cash Paid For:
Interest, including a reduction of interest expense for capitalized interest of $134 and $0, respectively	$(15,031)	$(51,725)

Taxes, net of refunds	$(2,982)	$(34,163)

See notes to unaudited condensed consolidated financial statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Strategic Hotel Capital, Inc. and subsidiaries (SHCI or the Company) is a real estate investment trust (REIT) that was formed in January 2004. SHCI conducts its business activities through its operating subsidiary, Strategic Hotel Funding, L.L.C. (SHC Funding).

SHCI acquires luxury and upper upscale full-service hotels that are subject to long-term management contracts. SHCI’s portfolio includes 17 full-service hotel interests located in urban and resort markets in the United States; Paris, France; Mexico City and Punta Mita, Nayarit, Mexico; Hamburg, Germany; and Prague, Czech Republic.

On June 29, 2004, SHCI completed its initial public offering (the IPO) of common stock by issuing 17,600,000 shares at a price of $14.00 per share. Prior to the IPO, 21 hotel interests were owned by Strategic Hotel Capital, L.L.C. (SHC LLC). Concurrent with the IPO, SHC LLC was restructured into two companies, a new SHC LLC, a privately-held entity, with interests in seven hotels, and SHCI, a public entity with interests in SHC Funding, the operating partnership in an UPREIT structure that held interests in the remaining 14 hotels. Contemporaneous with the IPO, SHC Funding became owned by SHCI, SHC LLC and Strategic Hotel Capital Limited Partnership (SHC LP). For accounting purposes, this transaction is presented as a reverse spin-off whereby SHCI is treated as the continuing entity and the assets retained by the new SHC LLC, and not contributed to SHC Funding, are accounted for as if they were distributed at their historical carrying value through a spin-off to the new SHC LLC. The new SHC LLC also retained available corporate cash on hand prior to the IPO, an $11.8 million liability relating to forward currency contracts, and $129.3 million of outstanding convertible debentures and Class C units of its limited partnerships. During the third quarter of 2004, SHCI distributed $19.0 million to the new SHC LLC and during the second quarter of 2005, SHCI distributed an additional $37,000 to the new SHC LLC as final settlement on the reverse spin-off transaction described above. These transactions are collectively termed the “Formation and Structuring Transactions.”

Subsequent to the IPO, SHCI exercises control over SHC Funding as its managing member and majority membership interest holder and consolidates SHC Funding. SHC Funding’s financial results for periods prior to June 29, 2004 include those of the seven properties distributed to the new SHC LLC through the date of the IPO. SHC LLC prior to the IPO is referred to as SHCI’s predecessor.

As of June 30, 2005, SHC Funding owns or leases the following 17 hotels:

  1. Four Seasons Punta Mita Resort

  2. Four Seasons Mexico City

  3. Hyatt Regency La Jolla

  4. Hyatt Regency Phoenix

  5. Hyatt Regency New Orleans

  6. Loews Santa Monica Beach Hotel

  7. Hilton Burbank Airport

  8. Embassy Suites Lake Buena Vista

  9. Marriott Rancho Las Palmas

10. Marriott Lincolnshire

11. Marriott Schaumburg

12. Marriott Champs Elysees Paris

13. Marriott Hamburg

14. Ritz-Carlton Half Moon Bay

15. InterContinental Chicago (consolidated joint venture)

16. InterContinental Miami (consolidated joint venture)

17. InterContinental Prague (unconsolidated joint venture)

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SHC LLC owns the following seven hotels:

1. Ritz-Carlton Laguna Niguel	5. Westin Santa Clara
2. Hyatt Regency San Francisco	6. The Essex House, a Westin Hotel
3. Park Hyatt San Francisco	7. Marriott Eastside New York
4. Loews Beverly Hills

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements include the financial position and the results of operations of SHCI and its subsidiaries. SHCI controls the operations of SHC Funding, an operating partnership in an UPREIT structure, and consolidates the operating partnership. SHC Funding owns 35% of one hotel joint venture at June 30, 2005 and December 31, 2004, which is accounted for by SHC Funding using the equity method of accounting. At June 30, 2005, SHC Funding also owns 85% controlling interests in two joint ventures that own the InterContinental Chicago and Miami hotels, which are consolidated in the accompanying financial statements.

If SHCI determines that it is the holder of a variable interest in a variable interest entity (VIE) within the meaning of the Financial Accounting Standards Board (FASB), revision to Interpretation No. 46, “Consolidation in Variable Interest Entities” and that SHCI’s variable interest will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, then SHCI will consolidate the entity. For entities that are not considered VIEs, the Company consolidates those entities it controls. It accounts for those entities over which it has a significant influence but does not control on the equity method. Material intercompany transactions and balances have been eliminated in consolidation.

In the accompanying Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2005, SHCI changed the classification of changes in certain restricted cash balances related to loan and other agreements to present such changes as an investing activity. In the accompanying Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2004, SHCI reclassified changes in restricted cash balances to be consistent with our 2005 presentation, which resulted in a $73,150,000 increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to rules and regulations of the Securities and Exchange Commission (the Commission) and, therefore, do not include all information and footnote disclosures normally included in audited financial statements. In the opinion of management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. The Company believes the disclosures made are adequate to prevent the information presented from being misleading. However, the financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and notes thereto which are included in the Company’s Annual Report on Form 10-K.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents:

The Company considers all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. As of June 30, 2005 and December 31, 2004, Restricted cash and cash equivalents include $19,978,000 and $16,654,000, respectively, that will be used for property and equipment replacement in accordance with hotel management or lease agreements. At June 30, 2005 and December 31, 2004, Restricted cash and cash equivalents include reserves of $6,552,000 and $10,325,000, respectively, required by loan and other agreements.

Per Share Data:

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share,” basic earnings (loss) per share for the three and six months ended June 30, 2005 and 2004 are computed based on the weighted average common shares outstanding during each period. Diluted earnings (loss) per share is computed based on the weighted average common shares and vested restricted stock units (Note 9) outstanding during the period plus the weighted average common shares that would be outstanding assuming the conversion of minority interest excluding the impact of conversions if they are anti-dilutive. The Company considered the shares and units issued to the holders of the old SHC LLC units to be outstanding during the periods prior to the IPO for purposes of the weighted average share calculation. Securities consisting of 9,402,000 units in SHC Funding are convertible into shares of SHCI and could potentially dilute basic earnings per share in the future. These units are not included in the computation of diluted earnings per share for the three and six months ended June 30, 2005 because they would be antidilutive.

The following table sets forth the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2005 and 2004:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(in thousands)
Net income (loss)	$6,132	$(41,813)	$13,231	$25,860
Preferred shareholder dividend	(2,154)	—	(2,503)	—

Net income (loss) available to common shareholders used for basic earnings per share	3,978	(41,813)	10,728	25,860
Conversion of minority interests and option shares	—	(952)	—	(952)

Net income (loss) available to common shareholders used for diluted earnings per share	$3,978	$(42,765)	$10,728	$24,908

Weighted average common shares—basic	30,257	19,269	30,247	19,190
Restricted stock units	149	—	148	—
Conversion of minority interests	—	230	—	115
Conversion of minority interests and option shares	—	2	—	1

Weighted average common shares—diluted	30,406	19,501	30,395	19,306

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income:

Comprehensive income is a measure of all changes in equity of an enterprise that result from transactions or other economic events during the period other than transactions with shareholders. SHCI’s Accumulated other comprehensive loss results from unrealized gains on foreign currency translation adjustments (CTA) and the mark to market of certain derivative financial instruments.

The following are the comprehensive income statements for the three and six months ended June 30, 2005 and 2004:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(in thousands)
Net income (loss)	$6,132	$(41,813)	$13,231	$25,860
Mark to market of derivatives	(3,410)	1,470	(2,296)	1,595
Currency translation adjustments	1,383	13,662	2,213	13,966

Comprehensive income (loss)	$4,105	$(26,681)	$13,148	$41,421

The following table provides the detailed components of Accumulated other comprehensive loss:

	Derivative Instruments	Currency Translation Adjustments	Accumulated Other Comprehensive Loss
	(in thousands)
Balance at December 31, 2004	$(910)	$523	$(387)

Mark to market of derivative instruments	(2,310)	—	(2,310)
Reclassification to earnings:
Interest expense	14	—	14
Other CTA activity (non-derivative)	—	2,213	2,213
Adjustment for minority interest ownership in SHC Funding	(713)	687	(26)

Balance at June 30, 2005	$(3,919)	$3,423	$(496)

Use of Estimates:

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code). As a REIT, SHCI generally will not be

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. As a REIT, SHCI is subject to a number of organizational and operational requirements. If it fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if it qualifies for taxation as a REIT, it may be subject to foreign, state and local income taxes and to U.S. federal income tax and excise tax on its undistributed income. In addition, taxable income from SHCI’s taxable REIT subsidiaries is subject to federal, foreign, state and local income taxes. Also, the foreign countries where SHCI has operations do not necessarily recognize REITs under their respective tax laws. Accordingly, SHCI will be subject to tax in those jurisdictions. For the three and six months ended June 30, 2005 and 2004, income tax expense is summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	(in thousands)
Current tax (expense) benefit:
Europe	$76	$147	$1,721	$154
Mexico	(753)	(553)	(1,629)	(910)
United States (sales, use and franchise taxes)	(354)	(62)	(491)	(125)

	(1,031)	(468)	(399)	(881)

Deferred tax (expense) benefit:
Europe	(331)	(138)	(675)	(290)
Mexico	(185)	497	(1,493)	816

	(516)	359	(2,168)	526

Total income tax expense	$(1,547)	$(109)	$(2,567)	$(355)

3. PROPERTY AND EQUIPMENT

The following summarizes SHCI’s investment in property and equipment, excluding one unconsolidated joint venture hotel:

	June 30, 2005	December 31, 2004
	(in thousands)
Land	$162,252	$103,236
Leasehold interests	11,633	11,633
Buildings	826,101	622,145
Building improvements	30,112	30,112
Site improvements	13,296	12,786
Furniture, fixtures and equipment	211,113	168,096
Improvements in progress	6,239	4,709

Total property and equipment	1,260,746	952,717
Less accumulated depreciation	(245,274)	(222,150)

Net property and equipment	$1,015,472	$730,567

Consolidated hotel properties	16	14
Consolidated hotel rooms	7,268	5,820

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below demonstrates the geographic distribution of the Company’s portfolio based on its undepreciated carrying amount.

	June 30, 2005	December 31, 2004
Southern California	27.2%	35.2%
Chicago, IL	20.7	9.6
New Orleans, LA	14.0	18.1
Northern California	9.4	12.1
Miami, FL	9.2	—
Phoenix, AZ	6.0	7.7
Orlando, FL	3.0	3.8

	89.5	86.5
Mexico	9.5	12.1
Paris, France	1.0	1.4

Total	100.0%	100.0%

Purchase of the InterContinental Chicago and the InterContinental Miami

On April 1, 2005, the Company purchased controlling interests in the InterContinental hotels in Chicago and Miami with a total of 1,448 rooms for approximately $301.0 million. The hotels are each held in partnerships in which SHCI owns a controlling 85% interest with InterContinental Hotels Group (“IHG”) holding the remaining 15%. The partnership agreements with IHG provide for a preferred return such that SHCI will receive all of the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. SHCI does not believe that threshold will be exceeded in 2005. Subsequently, SHCI is entitled to receive a non-cumulative preferred return of 8% on its total investment less its proportionate share of the partnerships’ debt service obligations. After SHCI receives its preferred return, IHG is entitled to receive a non-cumulative preferred return of 8% on its investment. Thereafter, SHCI and IHG will share proportionately in partnership distributions in accordance with their respective percentage ownership interests. SHCI’s investment includes its proportionate share of the cost of the properties and the financing put in place by the partnership at closing, closing costs and initial capital expenditures. Net losses of the partnerships are first allocated to the partners to the extent of their cumulative net profit allocations and thereafter in proportion to the partners’ respective percentage interests. SHCI funded the acquisition using mortgage debt (see note 5), proceeds from the preferred stock offering (see note 7), and the revolving line of credit.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition was accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in the financial statements since the date of purchase. On a pro forma basis, revenues, net income (loss) and basic and diluted income (loss) per share for the three and six months ended June 30, 2005 and 2004 would have been reported as follows if the acquisition had occurred at the beginning of each of the respective periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands)
Total revenue	$137,900	$177,262	$275,297	$345,901
Net income (loss)	$6,132	$(39,997)	$14,062	$27,070
Preferred shareholders dividend	$(2,154)	$—	$(2,503)	$(2,154)
Net income (loss) available to common shareholders	$3,978	$(39,997)	$11,559	$27,070
Net income (loss) per share available to common shareholders:
Basic	$0.13	$(2.08)	$0.38	$1.41
Diluted	$0.13	$(2.05)	$0.38	$1.40

The following is a summary of the allocation of the combined purchase price:

(in thousands)
Land	$59,016
Building	203,955
Site improvements	489
Furniture, fixtures and equipment	37,442
Intangible assets	2,083
Net working capital	(1,984)

Total purchase price	$301,001

Sale of the Hamburg Marriott

On February 24, 2004, the joint venture (Bohus) that owned the Hamburg Marriott sold its interest in the hotel to Deutsche Immobilien Fonds Aktiengesellschaft (DIFA) for (all amounts converted based on the foreign exchange rate as of February 24, 2004 unless noted otherwise) €50,000,000 ($62,765,000) cash. Mortgage debt of €27,817,000 ($34,919,000) was retired by Bohus upon sale of the hotel. Bohus paid a subsidiary of SHCI €4,625,000 ($5,626,000 based on the actual amount received in dollars) for a guarantee fee, finders fee and as a sales commission, all of which were recorded by SHCI as a reduction in its investment in Bohus. DIFA leased the hotel back to Bohus. The lease’s initial term runs through June 14, 2030 and is subject to extension. Under the terms of the lease, Bohus will make monthly minimum rent payments aggregating €3,376,000 ($4,086,000 based on the foreign exchange rate as of June 30, 2005) annually (increasing by an index formula) and pays additional rent based upon the performance of the hotel.

Bohus guaranteed a portion of the minimum rent. A guarantee (Bank Guarantee) issued in favor of Bohus and DIFA by Barclays Bank (Barclays) secured this guarantee. SHC LLC

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guaranteed Bohus’s performance by a corporate guarantee to DIFA limited to €1,700,000 ($2,057,000 based on the foreign exchange rate as of June 30, 2005). SHCI agreed to indemnify SHC LLC for any losses arising from this guarantee.

As a result of provisions in the original lease agreement that provide for continuing involvement (as defined by GAAP) by Bohus, Bohus initially accounted for the sale and leaseback of the Hamburg Marriott as a finance obligation. Bohus maintained the Hamburg Marriott on its consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments were reported as a reduction of the finance obligation with the remainder charged to interest expense.

Subsequent to the sale, on March 1, 2004, a subsidiary of SHCI paid €130,000 ($162,000) to acquire the remaining 65% of Bohus it did not previously own. This transaction has been accounted for as a purchase and SHCI’s basis in the assets and liabilities of Bohus have been adjusted to fair value to the extent of the 65% of Bohus it did not previously own. Bohus is now accounted for as a consolidated subsidiary. Additional consideration of €86,000 ($112,000) was paid upon final settlement of working capital amounts in the first quarter of 2005.

In conjunction with the IPO, the Company eliminated the previously collateralized guarantee by canceling the Bank Guarantee discussed above and no longer has continuing involvement as defined by GAAP. Accordingly, a sale of the Hamburg Marriott has been recorded and the leaseback has been reflected as an operating lease as of June 29, 2004. SHCI eliminated the finance obligation on its consolidated balance sheet and from June 29, 2004 forward records lease expense instead of mortgage interest and depreciation expense. SHCI recorded a deferred gain of $5,619,000 in connection with this transaction, which is being recognized over the life of the lease. For the three and six months ended June 30, 2005, SHCI recognized $43,000 and $94,000 of the deferred gain, respectively. The realized portion of the deferred gain is included as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the Bank Guarantee, SHCI funded a security deposit with DIFA representing approximately 18 months of the minimum rent. This amount at June 30, 2005 and December 31, 2004 is $6,051,000 and $6,783,000, respectively, and is included in Other assets on the accompanying consolidated balance sheets.

The Hamburg Marriott is subject to an operating lease agreement and SHCI records lease revenue from this hotel.

Sale of the Paris Marriott

In July 2003, the Company sold the real estate (building and land) applicable to the Paris Marriott to DIFA, for (all amounts converted based on the foreign exchange rate as of July 11, 2003 unless noted otherwise) €163,000,000 ($185,820,000) cash. DIFA then leased this real estate to another subsidiary of the Company (the Tenant) with the right to continue to operate the hotel for an initial term expiring on December 31, 2029. Under the terms of the lease, the Tenant makes monthly minimum rent payments aggregating €10,538,000 ($12,753,000 as of June 30, 2005) per year (increasing by an index-related formula) and pays additional rent based on the performance of the hotel.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Tenant arranged for a bank guarantee from Barclays Bank PLC (Barclays) of a portion of the minimum rent up to a capped amount of €14,600,000 ($17,669,000 based on the foreign exchange rate as of June 30, 2005). In addition to the bank guarantee, SHC LLC guaranteed performance (other than payment of rent and insured matters) by a guarantee to DIFA limited to €5,250,000 ($6,354,000 based on the foreign exchange rate as of June 30, 2005). SHCI agreed to indemnify SHC LLC for any losses arising from this guarantee.

As a result of provisions in the lease agreement that provide for continuing involvement, SHCI initially accounted for the sale and leaseback of the Paris Marriott as a finance obligation. SHCI maintained the Paris Marriott on its consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments was reported as a reduction of the finance obligation with the remainder charged to interest expense.

In conjunction with the IPO, the Company eliminated the previously collateralized guarantee by canceling the Bank Guarantee discussed above and no longer has continuing involvement as defined by GAAP. Accordingly, a sale of the Paris Marriott has been recorded and the leaseback has been reflected as an operating lease as of June 29, 2004. SHCI eliminated the finance obligation on the consolidated balance sheet and from June 29, 2004 forward records lease expense instead of mortgage interest and depreciation expense. SHCI recorded a deferred gain of $103,590,000 in connection with this transaction, which is being recognized over the life of the lease. For the three and six months ended June 30, 2005, SHCI recognized $1,061,000 and $2,152,000 of the deferred gain. The realized portion of the deferred gain is included as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the Bank Guarantee, SHCI funded a security deposit with DIFA representing approximately 16 months of the minimum rent. This amount at June 30, 2005 and December 31, 2004 is $14,705,000 and $16,735,000, respectively, and is included in Other assets on the accompanying consolidated balance sheets.

As a result of a sublease arrangement effective June 29, 2004, SHCI subleases the investment in the Paris Marriott to a third party and records lease revenue from this hotel.

Sale of Domestic Hotel

On February 6, 2004, SHCI sold a hotel located in Washington, D.C. that was held for sale as of December 31, 2003. Net sales proceeds exceeded the property’s carrying value (including goodwill of $8,804,000) by $75,982,000. The results of operations of this hotel have been presented as discontinued operations as discussed in note 4.

4. DISCONTINUED OPERATIONS

The results of operations of hotels sold or held for sale have been classified as discontinued operations and segregated in the consolidated statements of operations for all periods presented. SHCI employs a strategy to acquire hotels and utilizes its expertise in asset management to increase hotel value. Once a hotel has been fully optimized, or is no longer deemed strategic, SHCI will divest the property and re-deploy the capital in line with its current corporate priorities. Consistent with this strategy, on February 6, 2004, the Company sold its

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hotel located in Washington, D.C. that was held for sale as of December 31, 2003. Net sale proceeds aggregated $156,354,000. The following is a summary of income from discontinued operations for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands)
Lease revenue	$—	$—	$—	$257
Interest expense	—	—	—	(577)
Gain on sale of assets	—	—	—	75,982

Income from discontinued operations	$—	$—	$—	$75,662

Because of the continued cash flow SHCI generates from its asset management agreement with SHC LLC, the seven hotel properties distributed to SHC LLC are not reflected as discontinued operations in the accompanying consolidated financial statements.

5. INDEBTEDNESS

Bank Credit Facility:

On June 29, 2004, SHC Funding entered into a bank credit agreement with a group of lenders led by Deutsche Bank Securities, Inc. This agreement provides for a $120,000,000 revolving loan and expires June 29, 2007. The initial borrowing base of $120,000,000 is based on a minimum of nine qualified properties (as defined in the agreement). If there are less than nine qualified properties, the borrowing base decreases. SHCI guaranteed the loan and pledged its interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding also guaranteed the loan and SHC Funding’s interest in certain subsidiaries have been pledged as collateral for this loan. Prior to March 22, 2005, interest was payable monthly at either a base rate plus a spread of 2.50% or LIBOR plus a spread of 3.75%. On March 22, 2005, SHCI entered into an amendment to the bank credit agreement amending the interest rate resulting in interest payable monthly at either a base rate plus a spread of 1.70% or LIBOR plus a spread of 2.95%. Base rate is the prime rate announced by Deutsche Bank Trust Company Americas, in effect on the date of borrowing, or the Federal Funds Rate in effect on such day plus 0.50%. Additionally, there is a commitment fee of 0.50% per annum of the unused revolver balance. The agreement requires maintenance of certain financial covenants, all of which SHC Funding and SHCI were in compliance with at June 30, 2005. At June 30, 2005, $48,000,000 was outstanding under this facility and the weighted-average interest rate for the six months ended June 30, 2005 was 6.10%.

Mortgages and Other Debt Payable:

Mortgage and other debt payable are summarized as follows:

	June 30, 2005	December 31, 2004
	(in thousands)
Mortgages Payable	$683,057	$482,222
Other Debt	6,918	6,918

	$689,975	$489,140

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mortgages Payable

On April 1, 2005, the joint ventures (the Ventures) that own the InterContinental Chicago and Miami hotels completed three mortgage loan financings with German American Capital Corporation, which were used to acquire the two properties. Aggregate proceeds from these financings amounted to $202,000,000, consisting of loans backing commercial mortgage-backed securities (CMBS) totaling $128,000,000 and mezzanine loans totaling $74,000,000. The CMBS loans are secured by mortgages on the two hotels (carrying amount of $298,352,000 at June 30, 2005) owned by the Ventures and the mezzanine loans are secured by the Ventures’ equity interests in the two hotels. The notes mature on April 9, 2007, subject to three one-year extensions at the Ventures’ option. Interest is payable monthly at the 30-day LIBOR plus a blended interest rate of 1.75%, until maturity, at which time the principal and any unpaid interest are payable. The interest rate at June 30, 2005 was 4.97%.

As required by the loan agreements described above, the Ventures purchased interest rate caps with LIBOR strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were purchased with notional amounts covering the entire $202,000,000 of the floating rate notes. These caps have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

Concurrently with the purchase of the interest rate caps described above, SHC Funding entered into an agreement to sell caps with strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were sold with notional amounts of $202,000,000. These sold caps have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

Effective April 15, 2005, the Company executed $150 million in corporate interest rate swap agreements. The agreements effectively fix the interest rate on a portion of the corporate floating rate debt. The aggregate $150 million in swaps were accomplished through five-year swaps of LIBOR into a fixed rate of 4.42% for a combined notional amount of $75 million, and seven-year swaps of LIBOR into a fixed rate of 4.59% for a combined notional amount of $75 million.

On June 7, 2005, the Company executed an additional $50 million corporate interest rate swap agreement. This agreement effectively fixes the interest rate on a portion of the corporate floating rate debt. The swap was accomplished through a seven-year swap of LIBOR into a fixed rate of 4.12%.

On June 29, 2004, subsidiaries of SHCI (the Borrowers) completed two CMBS mortgage loan financings with German American Capital Corporation (the fixed rate loan) and a group of lenders led by LaSalle Bank National Association acting as trustee (the floating rate loan). Aggregate proceeds from these financings amounted to $408,500,000, consisting of a fixed rate loan totaling $208,500,000 and a floating rate loan totaling $200,000,000. Proceeds from these financings, together with a portion of the IPO proceeds and the refinancing proceeds relating to the seven properties distributed to SHC LLC, were used to retire the CMBS 2003 loans described below (net of cash reserves held by the Trustee), mezzanine debt and other mortgage debt with principal balances totaling $1,287,764,000 and to pay loan closing costs and fund cash reserves required under the loan agreements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fixed rate loan is secured by mortgages on three hotels (carrying amount of $276,886,000 at June 30, 2005) owned by the Borrowers. The loan matures July 1, 2011 and bears interest at a fixed blended interest rate of 5.43%. Interest and principal are payable monthly on a thirty-year amortization schedule.

On August 24, 2004, the Borrowers entered into an Amended and Restated Indenture for the issuance of $275 million of floating rate notes of the Borrowers. This new indenture amended and restated the floating rate loan described above, which originally provided for the issuance of $200,000,000 in notes secured by a mortgage on eight of the Borrowers’ hotel properties. The new notes are secured by mortgages on nine hotel properties (carrying amount of $505,773,000 at June 30, 2005) owned by the Borrowers, including the eight properties from the prior loan transaction and the Ritz-Carlton Half Moon Bay, which was acquired on August 24, 2004. The notes mature on September 9, 2006, subject to three one-year extensions at the Borrower’s option. Interest will be payable monthly at the 30-day LIBOR plus 1.41%, until maturity, at which time the principal and any unpaid interest are payable. The interest rate at June 30, 2005 was 4.63%.

As required by the floating rate loan agreement, the Borrowers have purchased an interest rate cap with a LIBOR strike price of 5.00%. This cap expires July 15, 2006. Originally, an interest rate cap was purchased with a notional amount covering the entire $200,000,000 of the floating rate notes, but the Borrowers sold an offsetting cap due to the execution of a swap agreement for a notional amount of $96,000,000 with Credit Suisse First Boston. The fixed rate under this swap agreement is 3.62%. This agreement was effective June 29, 2004 and expires June 29, 2007. Interest is payable monthly in arrears.

As required by the August 24, 2004 Amended and Restated Indenture described above, the Borrowers have purchased an additional interest rate cap with a LIBOR strike price of 5.00%. This cap expires September 15, 2006 and was purchased with a notional amount covering the additional $75,000,000 of principal.

Both the fixed and floating loan agreements require various cash reserve accounts. At June 30, 2005 and December 31, 2005, these cash reserves aggregate $6,552,000 and $10,325,000, respectively, and are included in Restricted cash and cash equivalents in the accompanying consolidated balance sheets.

On January 29, 2003, the Borrowers completed a mortgage and mezzanine loan financing with certain affiliates of Deutsche Bank, Goldman Sachs Mortgage Company (GSMC), two life insurance companies and a commercial bank. Aggregate proceeds from this financing amounted to $1,170,000,000, consisting of senior loans totaling $910,000,000 and a mezzanine loan of $260,000,000. The senior loans were secured by mortgages on 15 hotels owned by the Borrowers and the mezzanine loan was secured by the Borrowers’ equity interests in the 15 hotels. Effective February 20, 2003, the holders of the “investment grade” portion ($700,000,000) of the senior loans assigned their loans to a group led by Deutsche Bank Securities Inc. and Goldman, Sachs & Co. (GS&Co.) who then sold this portion of the senior loans in a private offering of CMBS 2003. GSMC and GS&Co. are affiliates of certain SHCI shareholders. After retiring the CMBS 1999 and CMBS 2001 loans (net of cash reserves held by the Trustee), mezzanine debt and other mortgage debt with principal balances totaling $1,010,525,000, paying loan closing costs and funding cash reserves required under the senior loan agreement, net

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proceeds of approximately $150,660,000 were available for distribution to members of SHCI’s predecessor entity and other corporate purposes. The loans had a maturity date of February 9, 2005, subject to three one-year extensions at the Borrowers’ option. Interest was payable monthly at LIBOR plus a blended spread of 4.30%. The 2003 mortgage and mezzanine loan financing was repaid on June 29, 2004 using a portion of the net proceeds of the IPO and the proceeds of the loan mortgage financings discussed above, and SHCI wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $22,912,000, has been reported as Loss on early extinguishment of debt in the accompanying consolidated statements of operations for the three and six months ended June 30, 2004.

Other Mortgage Debt

As of December 31, 2003, the Company had U.S. dollar denominated mortgage debt that was secured by one domestic hotel (fixed rate loan) and SHCI’s two Mexican hotels (variable rate loans). On June 29, 2004, these loans were repaid with proceeds of the financings described above, and SHCI wrote off the unamortized deferred financing costs applicable to issuing these loans. This write-off, which amounted to $1,222,000, has been reported as Loss on early extinguishment of debt in the accompanying consolidated statements of operations for the three and six months ended June 30, 2004.

Finance Obligations

Prior to the IPO, as a result of provisions in the lease agreement that provided for continuing involvement by SHCI, SHCI accounted for its sale and lease back of the Paris Marriott as a finance obligation (initially €163,000,000 ($185,820,000 based on the foreign exchange rate as of July 11, 2003)), in its consolidated financial statements. The lease, which expires December 31, 2029, requires annual lease payments totaling €10,538,000 ($12,753,000 as of June 30, 2005) payable monthly. As described in note 3, at the time of the Offering, SHCI eliminated the provisions that required recording this finance obligation.

Prior to the IPO, as a result of provisions in the lease agreement that provided for continuing involvement by Bohus, SHCI also accounted for the sale and lease back of the Hamburg Marriott Hotel as a finance obligation (initially €50,000,000 ($62,765,000 based on the foreign exchange rate as of February 24, 2004)) in its financial statements. The lease, which expires June 14, 2030, requires monthly lease payments totaling €3,376,000 ($4,086,000 based on the foreign exchange rate as of June 30, 2005) annually. As described in note 3, at the time of the IPO, SHCI eliminated the provisions that required recording this finance obligation.

Other Debt

A subsidiary of SHCI has a loan payable to an affiliate of one of SHCI’s hotel managers. Loan proceeds were used to acquire certain furniture, fixtures and equipment (FF&E). The principal balance outstanding at June 30, 2005 and December 31, 2004 is $6,918,000. Through June 29, 2004, interest accrued at 7% per annum. On June 29, 2004, the loan agreement was amended to reflect a new interest rate of LIBOR plus 3.0%. Interest is payable quarterly and principal payments are based on available FF&E reserves with all unpaid principal and interest due May 31, 2014. Amounts payable under this loan agreement are guaranteed by SHC Funding. The interest rate at June 30, 2005 was 6.11%.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 30, 2004, SHCI paid off the note and the related accrued interest payable to the City of Burbank by using cash reserves held by the CMBS 2003 loan Trustee. The January 29, 2003 financing described above required SHCI to fund cash reserves applicable to the loan and accrued interest payable to the City of Burbank. In connection with the payoff of the loan on January 30, 2004, the Trustee returned the excess cash reserves ($3,682,000) to SHCI. SHCI recognized a gain of $2,188,000 on the retirement of this debt that has been reported as on offset to the Loss on early extinguishment of debt in the accompanying unaudited condensed consolidated statement of operations for the six months ended June 30, 2004.

The following table summarizes the aggregate maturities for all Mortgages and other debt payable as of June 30, 2005:

Years ended December 31,	Amounts
(in thousands)
2005 (remainder)	$1,377
2006	2,903
2007	3,067
2008	3,209
2009	278,421
Thereafter	400,998

Total	$689,975

Interest Expense:

For the three months ended June 30, 2005 and 2004, interest expense was $10,721,000 and $25,588,000, respectively. For the six months ended June 30, 2005 and 2004, interest expense was $18,203,000 and $50,843,000 respectively. Total amortization of deferred financing costs included in Income from discontinued operations was $577,000 for the six months ended June 30, 2004. Total amortization of deferred financing costs included in Interest expense was $822,000 and $1,498,000 for the three months ended June 30, 2005, respectively and $1,544,000 and $2,459,000 for the six months ended June 30, 2005 and 2004, respectively.

6. MINORITY INTERESTS

Minority interests represent interests held by others in SHC Funding and other entities controlled by SHCI, or for periods prior to the IPO, SHCI’s predecessor, SHC LLC. There are two components to SHCI’s minority interests. First, the Company reflects minority interests related to the InterContinental Chicago and Miami hotels on the balance sheet for the 15% portion of the properties consolidated by SHCI, but not owned by the Company. The $15,612,000 minority interest balance was established based on the agreed upon fair market value of the assets at the time of the transaction. The earnings or losses from these properties attributable to minority interests are normally reflected as minority interests in the statements of operations; however, based on the partnership agreements with IHG, SHCI receives a preferred return of all the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. SHCI does not believe that threshold will be exceeded in 2005 (see note 3). Second, minority interest in SHC Funding on the consolidated

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheets is calculated by dividing the number of units held by the minority interests by the sum of SHCI’s units and the units held by the minority interests, all calculated based on the units outstanding at the end of the period. Net income is allocated to minority interests in SHC Funding based on their weighted average ownership percentages during the period. The ownership percentage is calculated by dividing the number of units held by the minority interests by the sum of SHCI’s units and the units held by the minority interests, all calculated based on the weighted average days outstanding.

Prior to the IPO, minority interests represented the limited partners’ interests in limited partnerships that were controlled by SHCI’s predecessor, SHC LLC. The carrying value of the minority interest was increased by the minority interests’ share of partnership earnings and reduced by their semi-annual partnership cash distributions as well as return of capital distributions. SHC LLC’s (SHCI’s predecessor) units issued upon exchange of the limited partnership units have been accounted for at the cost of the minority interest surrendered.

7. EQUITY AND DISTRIBUTION ACTIVITY

Common Stock:

Common Shares Outstanding:

The following table presents the changes in the issued and outstanding common shares since December 31, 2004 (excluding 9,401,859 units of SHC Funding outstanding at June 30, 2005 and December 31, 2004, which are exchangeable for common shares on a one-for-one basis, or the cash equivalent thereof, subject to certain restrictions; and 236,280 and 245,545 restricted stock units at December 31, 2004 and June 30, 2005, respectively—see note 9):

(in thousands)
Outstanding at December 31, 2004	30,036
Restricted stock units redeemed for common shares	42

Outstanding at June 30, 2005	30,078

Distributions to Shareholders:

On May 19, 2005 and March 21, 2005, SHCI declared quarterly distributions of $0.22 per share of common stock payable to shareholders of record on June 30, 2005 and March 31, 2005, respectively. The second quarter distribution was paid on July 20, 2005 and is included in Distributions payable on the accompanying consolidated balance sheet as of June 30, 2005.

In addition to the distribution to shareholders described above, SHC Funding also declared quarterly distributions of $0.22 per unit payable to unitholders of record on June 30, 2005 and March 31, 2005. The second quarter distribution was paid on July 20, 2005 and the distributions payable to minority interests of SHC Funding are included in Distributions payable on the accompanying consolidated balance sheet as of June 30, 2005.

Preferred Stock:

On March 9, 2005, SHCI completed a private placement offering of 4,000,000 shares of 8.5% Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preference $25.00 per share). After discounts, commissions and expenses, the Company raised net proceeds of $97,540,000. The net proceeds were used to repay existing indebtedness under the Company’s credit facility and to partially fund the acquisition of interests in the Chicago and Miami InterContinental hotels (see note 3).

The Series A Preferred Shares have a perpetual life and may not be redeemed before March 16, 2010. Beginning March 16, 2010, SHCI may redeem Series A Preferred Shares at $25.00 per share plus accrued distributions. Distributions on the Series A Preferred Shares will be cumulative from the date of issuance and are payable quarterly, starting June 30, 2005.

On May 19, 2005, the Company’s Board of Directors declared quarterly distributions of $0.6257 per share on the 8.5% Series A Cumulative Redeemable Preferred Stock paid on June 30, 2005 to shareholders of record on June 15, 2005. The second quarter payment included $0.0944 per share attributable to the first quarter 2005 and $0.53125 per share attributable to the second quarter 2005. The total distribution paid on June 30, 2005 amounted to $2,503,000.

8. DERIVATIVES

SHCI enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. To date SHCI has not experienced any credit losses on derivatives.

SHCI manages its interest rate risk by varying its exposure to fixed and variable rates while attempting to minimize its interest costs. SHCI principally manages its fixed interest rate and variable interest rate risk through the use of interest rate caps and swaps. The caps limit SHCI’s exposure on its variable rate debt that would result from an increase in interest rates. The Company’s lenders, as stipulated in the respective loan agreements, generally require such caps. SHCI uses interest rate swaps to convert portions of its variable rate debt to fixed rate debt. Most of the Company’s caps and swaps are designated as cash flow hedges and to the extent effective, changes in the fair value of these instruments are recorded in Accumulated other comprehensive loss. To the extent ineffective, changes in the fair value of these instruments are recorded in Other income (expenses), net. Upon extinguishment of debt, income effects of cash flow hedges are reclassified from Accumulated other comprehensive loss to Interest expense, Other income (expenses), net, or Loss on early extinguishment of debt, as appropriate. The amount recorded in Interest expense was $36,000 and $258,000 for the three months ended June 30, 2005 and 2004, respectively and $39,000 and $384,000 for the six months ended June 30, 2005 and 2004, respectively. The amount recorded in Other income (expenses), net was $(83,000) for the six months ended June 30, 2004. The amount recorded in Loss on early extinguishment of debt was $1,740,000 for the three and six months ended June 30, 2004.

SHCI may designate certain forward currency contracts as hedges against its exposure to variability in exchange rates on investments in foreign subsidiaries. To the extent effective, changes in the fair value of these instruments are recorded in Accumulated other comprehensive loss and when the underlying investment is liquidated will subsequently be reclassified to Other income (expenses), net in the accompanying consolidated financial statements. To the extent ineffective, changes in the fair value of these instruments are recorded in Other income (expenses), net. The amount recorded in Other income (expenses), net was $(4,082,000) and $(2,725,000) for the three and six months ended June 30, 2004, respectively.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SHCI may also use forward currency contracts to manage its risk in the variability of exchange rates where its strategy does not qualify for hedge accounting. In such instances, SHCI hedges current or anticipated restricted cash deposits denominated in foreign currencies and records the changes in fair value in Other income (expenses), net. The amount recorded in Other income (expenses), net was $(155,000) and $34,000 for the three and six months ended June 30, 2004, respectively.

SHCI’s forward currency contracts were distributed to SHC LLC on June 29, 2004 and as of June 30, 2005, SHCI does not have any forward currency contracts.

9. RESTRICTED STOCK UNITS AND OTHER EMPLOYEE MATTERS

SHC LLC had a Unit Appreciation Rights Plan for certain employees. Awards of Unit Appreciation Rights (UAR) were earnings-based so that they allowed eligible employees to share in the Company’s success. The non-equity based UAR Plan was accounted for under FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (FIN 28). On June 29, 2004, the UAR Plan and all outstanding UARs were cancelled.

In conjunction with the IPO, SHCI issued restricted stock units (RSUs) to certain employees, officers and directors under its 2004 incentive plan. RSUs represent awards of shares of the Company’s common stock that vest ratably over four years or as otherwise approved by the Compensation Committee of the Board of Directors, provided the participant continues as an employee or director. Unvested RSUs will be forfeited upon resignation. RSUs are essentially the same as restricted stock except that instead of actual shares, RSUs represent a promise to distribute shares at some future date.

Participants holding RSUs will have no voting rights until such time as the underlying shares are issued. Dividends will accrue on all RSUs, and will either be reinvested in additional RSUs or paid in cash. At June 30, 2005, a total of 487,714 RSUs are outstanding with an aggregate value at issuance of $7,883,000. The Company recorded compensation expense of $555,000 and $3,341,000 related to these RSUs (net of forfeitures) for the three months ended June 30, 2005 and 2004, respectively and $987,000 and $3,341,000 for the six months ended June 30, 2005 and 2004, respectively.

The Company has a defined contribution plan that covers employees meeting eligibility requirements. The Company will match 50% of the first 6% of compensation that an employee elects to defer and this amount vests at 20% per year of service. Contributions by the Company were $20,000 and $22,000 for the three months ended June 30, 2005 and 2004, respectively and $73,000 and $74,000 for the six months ended June 30, 2005 and 2004, respectively.

In conjunction with the IPO, the Company incurred severance costs of $3,551,000 for the three and six months ended June 30, 2004, and these costs are included in corporate expenses on the unaudited condensed consolidated statements of operations.

Laurence S. Geller, the Chief Executive Officer of SHCI, has an ownership interest in SHC LLC. SHC LLC intends to buy out Mr. Geller’s interest, but the transaction has not occurred as of June 30, 2005 and negotiations continue in regard to the sale of this interest.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. RELATED PARTY TRANSACTIONS

The Company had an uncollateralized receivable from Laurence S. Geller, the Chief Executive Officer of SHCI of approximately $185,000 that was forgiven in conjunction with the IPO on June 29, 2004.

The Company has an asset management agreement with SHC LLC, under which the Company manages the day-to-day business of SHC LLC for an annual fee of $5,000,000, payable monthly in arrears. The term of the agreement is for five years, commenced on June 29, 2004 and will renew unless prior written notice is given. In addition, SHC LLC has the right to terminate the agreement if certain events occur. SHC LLC has entered into a purchase and sale agreement for the disposition of one property. The asset management fee will be reduced by approximately $716,000 annually, commencing 30 days after SHCI receives written notice of this sale, which is expected in the third quarter of 2005. During the three and six months ended June 30, 2005, SHCI recognized $1,250,000 and $2,500,000, respectively, of income related to its asset management agreement with SHC LLC, which is included in Other income (expenses), net in the accompanying consolidated statements of operations.

The Company has a lease agreement with SHC LLC. The Company leases office space from SHC LLC for $265,000 per year, payable monthly in advance. This lease agreement commenced on July 1, 2004 and expires October 1, 2007.

During the six months ended June 30, 2005, Goldman, Sachs & Co., an affiliate of shareholders of SHCI and an initial purchaser in the preferred offering, received $1,000,000 of the initial purchasers’ discount, which was recorded as a reduction of the preferred stock proceeds. During the three and six months ended June 30, 2004, Goldman, Sachs & Co., the lead underwriter of the IPO, received a portion of the underwriting discount of $17,248,000, which was recorded as a reduction to equity. Goldman, Sachs & Co. also received $2,530,000 in fees for financial advisory services related to the refinancing of our debt during the same periods, which were recorded as deferred costs. In addition, during the three and six months ended June 30, 2004, Prudential Real Estate Investors, a shareholder of SHCI, earned $1,000,000 for financial advisory services in connection with the IPO. These fees were recorded as a reduction of equity.

In 2004, the Company entered into a severance agreement with Tanya Geller, the daughter of Laurence Geller, SHCI’s Chief Executive Officer. Relating to this agreement, $640,000 has been recorded in corporate expenses in the consolidated statements of operations for the three and six months ended June 30, 2004.

11. COMMITMENTS AND CONTINGENCIES

Environmental Matters:

All of the properties acquired by SHCI have been subjected to environmental reviews. While some of these reviews have led to further investigation and sampling, none of the environmental studies thus far has revealed, nor is SHCI aware of any environmental liability (including asbestos-related liability) that SHCI believes would have a material adverse effect on SHCI’s business or financial statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation:

SHCI is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, SHCI does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material adverse effect on its business or financial statements.

12. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

SHCI operates in one business segment, hotel ownership. As of June 30, 2005, SHCI’s foreign operations consisted of two Mexican hotel properties, a 35% interest in a European hotel joint venture and leasehold interests in a French and a German hotel property. The following table presents revenues and assets for the geographical areas in which SHCI operates (excluding the unconsolidated hotel joint venture):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands)
Revenues:
United States	$118,002	$131,278	$210,382	$255,855
International	19,898	20,525	41,054	43,079

Total	$137,900	$151,803	$251,436	$298,934

	As of June 30, 2005	As of December 31, 2004
	(in thousands)
Long-lived Assets:
United States	$979,883	$692,762
International	105,488	105,856

Total	$1,085,371	$798,618

13. SUBSEQUENT EVENTS

On July 13, 2005, the Company entered into an agreement to purchase the Fairmont Chicago Hotel for approximately $154.7 million. The acquisition is expected to be financed using mortgage debt, proceeds from equity issuance, and borrowings on the bank credit facility or some combination thereof and is expected to close in the third quarter of 2005.

On July 28, 2005, the Company amended the credit agreement with its lenders to increase the bank credit facility from $120,000,000 to $175,000,000 and to decrease the minimum interest coverage ratio from 2.75 to 2.50.

PROSPECTUS

Strategic Hotel Capital, Inc.

$500,000,000

Shares of Common Stock

Shares of Preferred Stock

Warrants to Purchase Shares of Common Stock

We may offer and sell from time to time securities in one or more offerings up to a total dollar amount of $500,000,000 of securities. This prospectus provides you with a general description of the securities we may offer.

We may offer and sell the following securities:

•	shares of common stock;

•	shares of preferred stock, which may be convertible into our shares of common stock; and

•	warrants to purchase shares of common stock.

Each time securities are sold using this prospectus, we will provide a supplement to this prospectus containing specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement before you invest.

The securities will be offered directly to investors or through underwriters, dealers or agents. The supplements to this prospectus will provide the specific terms of the plan of distribution.

To ensure that we maintain our qualification as a real estate investment trust under the applicable provisions of the Internal Revenue Code of 1986, as amended, ownership of our equity securities by any person is subject to certain limitations. See “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer.”

Shares of our common stock are listed on the New York Stock Exchange under the symbol “SLH”.

We maintain our executive offices at 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. Our telephone number is (312) 658-5000.

Please see page 4 for risk factors relating to an investment in Strategic Hotel Capital, Inc. which you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the securities described in this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

As used in this prospectus, references to “we,” “our,” “us,” the “Company” and the “REIT” are to Strategic Hotel Capital, Inc. and, except as the context otherwise requires, its consolidated subsidiaries, including Strategic Hotel Funding, L.L.C. and its consolidated subsidiaries. References to “SHC Funding” or the “limited liability company” are to Strategic Hotel Funding, L.L.C. References to “Whitehall” are to Whitehall Street Real Estate Non-managing membership VII, Whitehall Street Real Estate Non-managing membership IX and their affiliates. Whitehall is controlled by The Goldman Sachs Group, Inc., which is the parent company of Goldman, Sachs & Co. References to “Prudential” are to Prudential Financial, Inc. and its affiliates, including Strategic Value Investors, LLC, The Prudential Insurance Company of America, Prudential Investment Management, Inc., PIC Realty Corporation and Prudential Assets, LLC, and to entities owning our securities over which Prudential Financial, Inc. or its affiliates have investment management discretion, including (SHC/Olayan) Redemption Vehicle, LLC and SVI (SHC/Houston) Redemption Vehicle, LLC.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees is an issuer or underwriter of the securities being offered hereby. In addition, none of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the securities offered hereby.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by us. We may also file, from time to time, a prospectus supplement or an amendment to the registration statement of which this prospectus forms a part containing specific information about us and the terms of the securities being offered. That prospectus supplement or amendment may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement or amendment may also add, update, or change information in this prospectus. If there is any supplement or amendment, you should rely on the information in that prospectus supplement or amendment.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement and any amendments to such registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the SEC after the date of this prospectus, or information included in any prospectus supplement or an amendment to the registration statement of which this prospectus forms a part, may add, update, or change information in this prospectus or any prospectus supplement. If information in these subsequent filings, prospectus supplements or amendments is inconsistent with this prospectus or any prospectus supplement, the information incorporated by reference or included in the subsequent prospectus supplement or amendment will supersede the information in this prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. Important risks and factors that could cause our actual results to differ materially from any forward-looking statements include, but are not limited to:

•	The factors discussed in this prospectus set forth under the section titled “Risk Factors”;

•	Downturns in economic and market conditions, particularly levels of spending in the travel and leisure industries in the markets where we invest;

•	Hostilities, including future terrorist attacks, or apprehension of hostilities that affect travel within or to the United States, Mexico, Czech Republic, Germany, France or other countries where we invest;

•	Increases in interest rates and operating costs;

•	Difficulties in identifying properties to acquire and completing acquisitions;

•	Our ability to dispose of existing properties in a manner consistent with our investment strategy;

•	Risks related to natural disasters;

•	General volatility of the capital markets and the market price of our common stock;

•	Our failure to qualify and maintain our status as a real estate investment trust (a “REIT”);

•	Changes in real estate and zoning laws or regulations;

•	Increases in real property tax rates; and

•	Changes in the competitive environment in our industry and the markets where we invest.

We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

THE COMPANY

We were incorporated in January 2004 to own and asset manage upper upscale and luxury hotels in North America and Europe. We went public in an initial public offering in June 2004. Our founder and accounting predecessor, Strategic Hotel Capital, L.L.C., or SHC LLC, was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Whitehall and others. We own our properties through our investment in SHC Funding, our operating partnership.

We:

•	own the fee interest in 11 hotels, comprising approximately 4,961 rooms, located in Arizona, California, Florida, Illinois and Louisiana and in Mexico;

•	lease three hotels from unaffiliated lessors: a ground lease in a hotel in Lincolnshire, Illinois and operating leases in hotels in Paris, France and Hamburg, Germany, comprising an aggregate of approximately 859 rooms;

•	own a 35% interest in a joint venture, with an unaffiliated party, that owns a hotel in Prague, Czech Republic comprising approximately 372 rooms, and we asset manage such hotel on behalf of the joint venture;

•	own an 85% interest in each of the InterContinental Hotel in Miami and the InterContinental Hotel in Chicago;

•	own a 31% interest in and act as asset manager for a joint venture, which joint venture is with two unaffiliated parties, that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that will be sold in fractional ownership interests on property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico; and

•	asset manage seven hotels for SHC LLC under an asset management agreement.

We do not operate any of our hotels directly; instead we employ internationally known hotel management companies to operate them for us under management contracts or operating leases. Our existing hotels are operated under the widely recognized upper upscale and luxury brands of Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information included or incorporated by reference in this prospectus. An investment in the securities offered by this prospectus involves a significant degree of risk, including but not limited to the risks described below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you could lose a portion of your original investment.

Risks Related to Our Business

If the recent economic slowdown reoccurs, our results will be adversely affected by declines in average daily room rates or occupancy.

The performance of the lodging industry has traditionally been closely linked with the general economy. In an economic downturn, upper upscale and luxury hotels may be more susceptible to a decrease in revenues, as compared to hotels in other categories that have lower room rates. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and luxury hotels, when compared to other classes of hotels. If the recent economic slowdown reoccurs, this could result in further declines in average daily room rates or occupancy and thereby have a material adverse effect on our results of operations.

The threat of terrorism has adversely affected the hotel industry generally and these adverse effects may continue or, particularly if there are further terrorist events, worsen.

The threat of terrorism has caused a significant decrease in hotel occupancy and average daily rates due to disruptions in business and leisure travel patterns and concerns about travel safety. Hotels in major metropolitan areas and near airports have been adversely affected due to concerns about air travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel, which includes the corporate and premium business segments that generally pay the highest average room rates. Future terrorist acts, terrorism alerts or outbreaks of hostilities could have a negative effect on travel and on our business.

Rising operating expenses and costs of capital improvements could reduce our cash flow, EBITDA and funds available for future distributions.

Our properties are subject to operating risks common to the lodging industry in general. If a property’s occupancy or room rates drop to the point where its revenues are insufficient to cover its operating expenses, then we could be required to spend additional funds for that property’s operating expenses. In the future, our properties will be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow, Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA, and funds available for future distributions.

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Some of these capital improvements are mandated by health, safety or other regulations. These capital improvements may give rise to (i) a possible shortage of available cash to fund capital improvements, (ii) the possibility that financing for these capital improvements may not be available to us on affordable terms and (iii) uncertainties as to market demand or a loss of market demand after capital improvements have begun. The costs of these capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

Our business and operating results depend in large part upon the performance of third-party hotel management companies that manage our hotels.

Our hotels are managed by third-party hotel management companies pursuant to management agreements or an operating lease in the case of the Marriott Hamburg. Therefore, our business and operating results depend in large part upon our hotel management companies’ performance under the management agreements.

Under the terms of these management agreements, the third-party hotel managers control the daily operations of our hotels. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, net revenue per available room, or RevPAR, and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. Additionally, in the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience disruptions at the affected hotels. The effectiveness of the hotel management companies in managing our hotels will, therefore, significantly affect the revenues, expenses and value of our hotels.

Additionally, our hotel management companies and their affiliates own, operate or franchise properties other than our properties, including properties that directly compete with our properties. Therefore, a hotel management company may have different interests than our own with respect to short-term or long-term goals and objectives, including interests relating to the brands under which such hotel management companies operate. Such differences may be significant depending upon many factors, including the remaining term of the management agreement, trade area restrictions with respect to competition by the hotel management company or its affiliates or differing policies, procedures or practices. Any of these factors may adversely impact the operation and profitability of a hotel, which could harm our financial condition and results of operations.

All revenues generated at our hotels, including credit card receivables, are deposited by the payors into accounts maintained and controlled by the relevant hotel management company, which pays operating and other expenses for the relevant hotel (including real and personal property taxes), pays itself management fees in accordance with the terms of the applicable management agreement and makes deposits into any reserve funds required by the applicable management agreement. In the event of a bankruptcy or insolvency involving a hotel management company, there is a risk that the payment of operating and other expenses for the relevant hotel and payment of revenues to us may be delayed or otherwise impaired. The bankruptcy or insolvency of a hotel management company may significantly impair its ability to provide services required under the management agreement.

We have substantial debt, a portion of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

Our debt may negatively affect our business and financial results, including:

•	requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount available for distributions to stockholders, funds available for operations and capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

•	requiring us to dispose of properties in order to make required payments of interest and principal.

We have a substantial amount of outstanding indebtedness, a portion of which bears interest at a variable rate, and we may borrow additional variable rate debt under our revolving credit facility. Increases in interest rates on our existing variable rate indebtedness would increase our interest expense, which could harm our cash flow and our ability to pay distributions.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through re-financings and/or equity offerings. The amount of our existing indebtedness may adversely affect our ability to repay debt through re-financings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, which might result in losses to us and which might adversely affect cash available for distributions. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase, which would adversely affect our operating results.

We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, borrow under our revolving credit facility or borrow new funds to acquire properties. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. If necessary or advisable, we may also borrow funds to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income or to ensure otherwise that we maintain our qualification as a REIT for U.S. Federal income tax purposes.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain financing from either affiliated or unaffiliated sources. Sufficient financing may not be available or, if available, may not be available on reasonable terms. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our financial condition and results of operations.

Our organizational documents do not limit the amount of indebtedness that we may incur. If we become highly leveraged, then the resulting increase in debt service would reduce cash available for distribution and could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

Our financial covenants may restrict our operating or acquisition activities.

Our revolving credit facility contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including customary financial covenants. Our ability to borrow under our revolving credit facility is subject to compliance with these financial and other covenants. We may use borrowings under our revolving credit facility to finance acquisitions and redevelopment activities and for working capital. If we are unable to borrow under our revolving credit facility or to refinance existing indebtedness, we may be prevented from making acquisitions or funding our working capital needs and our financial condition and results of operations would be adversely affected.

Our asset management agreement with SHC LLC may be terminated resulting in a loss of revenue and a material adverse effect on our results of operations and financial condition.

Our asset management agreement with SHC LLC is terminable by SHC LLC at any time after June 29, 2006 upon 90 days’ notice. Additionally, the annual fee of $5.0 million payable under the asset management agreement is automatically reduced after June 29, 2005 to the extent that SHC LLC sells any of its hotels covered by the asset management agreement. If the asset management agreement is terminated or the fees reduced, we will experience a loss of revenue, which could have a material adverse effect on our results of operations and financial condition.

The geographic concentration of our hotels in California makes us more susceptible to economic downturn in that state.

Five of our hotels are located in California, the greatest concentration of our portfolio properties in any state. California has been historically at greater risk to certain acts of nature, such as floods and earthquakes, than other states, and has also been subject to a more pronounced economic downturn than other regions. It is also possible that a change in California laws applicable to hotels and the lodging industry may have a greater impact on us than a change in comparable laws in another jurisdiction where we have hotels. Accordingly, our business, financial condition and results of operations may be particularly susceptible to a downturn or changes in the California or other local economies where we operate.

We face competition for the acquisition of real estate properties.

We compete with institutional pension funds, private equity investors, other REITs, owner-operators of hotels and others who are engaged in real estate investment activities for the acquisition of hotels. These competitors may drive up the price we must pay for real property, other assets or other companies we seek to acquire or may succeed in acquiring those properties, assets or companies themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable investment properties may increase in the future. This would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability may be reduced. Also, future acquisitions of real property, other assets or other companies may not yield the returns we expect and, if financed using our equity, may result in stockholder dilution. We also may not be successful in identifying or consummating acquisitions and joint ventures on satisfactory terms. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

We may experience conflicts of interest with significant stockholders and those stockholders may also exercise significant influence over our affairs.

Our two largest stockholders, Whitehall and Prudential, in aggregate beneficially own approximately 18% and 14%, respectively, of the outstanding shares of our common stock. Furthermore, two members of our board of directors, Jonathan A. Langer and Robert M. Falzon, are affiliated with Whitehall and Prudential, respectively. Pursuant to a shareholders agreement between us and Whitehall, Whitehall is entitled (depending on share ownership levels) to nominate one person to serve on our board of directors and we are obligated to use our best efforts to cause the election of Whitehall’s nominee. In addition, Whitehall and Prudential are the largest beneficial owners of SHC LLC, which owns the seven properties that we continue to asset manage under an asset management agreement between our domestic taxable REIT subsidiary and SHC LLC. As a result, we may experience conflicts of interest in connection with: (i) competition with SHC LLC, Whitehall or Prudential over the acquisition of hotel properties; (ii) the disposition of properties that we currently own, if prospective purchasers compete with SHC LLC; (iii) the disposition of properties owned by SHC LLC which will result in a lower or no management fee payable to us; or (iv) our acquisition of hotels from SHC LLC.

Whitehall and Prudential’s shares of common stock constitute a significant portion of the votes needed to approve matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors, and the determination of our day-to-day corporate and management policies. In addition to the terms of the shareholders agreement between us and Whitehall described above, Whitehall and Prudential have agreed to vote all their shares of capital stock in favor of Mr. Geller’s election to our board of directors, as long as they own any shares of our capital stock and we nominate Mr. Geller as a director. Also, Whitehall and Prudential will together be able to exercise significant influence over the outcome of any proposed merger or consolidation of our company under Maryland law. Whitehall and Prudential’s ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

We are prohibited from selling one of our properties in taxable transactions before specified dates in the future.

Unless the transaction will qualify as a tax deferred exchange, the terms of certain agreements prohibit us from selling the Loews Santa Monica Beach Hotel before the earlier of March 4, 2013 or the date three named individuals are deceased. Also, we agreed to maintain $60 million of indebtedness on the Loews Santa Monica Beach Hotel until such date. These limitations may prevent us from selling this property on a timely basis or at all.

Our management has a limited history operating a REIT and limited experience managing a public company.

We have a brief operating history. Until recently, our management team has historically operated our business as a privately-owned corporation, has limited experience operating a REIT and limited experience managing a publicly-owned company. We continue to develop control systems and procedures adequate to support a public REIT company and this transition could place a significant strain on our management systems, infrastructure, overhead and other resources.

Risks Related to the Lodging and Real Estate Industries

A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including those described elsewhere in this section as well as the following:

•	increased competition from new supply or existing hotel properties in our markets, which adversely affects occupancy and revenues at our hotels;

•	dependence on business, commercial and leisure travelers and tourism;

•	dependence on group and meeting/conference business;

•	increases in energy costs, airline strikes or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists; and

•	risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below.

These factors could have an adverse effect on our financial condition, results of operations and ability to make distributions to our stockholders.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

In addition, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

We derive revenues from outside the United States, which subjects us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in a source of our cash flows.

Our business plan assumes that a portion of our investments will continue to be in hotel properties located outside the United States. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations, including:

•	enactment of laws prohibiting or restricting the foreign ownership of property;

•	laws restricting us from removing profits earned from activities within the country to the United States, including the payment of distributions, i.e., nationalization of assets located within a country;

•	changes in laws, regulations and policies, including land use, zoning and environmental laws as well as real estate and other tax rates;

•	exchange rate fluctuations;

•	change in the availability, cost and terms of mortgage funds resulting from varying national economic policies or changes in interest rates;

•	high administrative costs; and

•	terrorism, war or civil unrest.

Unfavorable legal, regulatory, economic or political changes such as those described above could adversely affect our financial condition and results of operations.

Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues.

Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. To the extent that cash flows from operations are insufficient during any quarter, due to seasonal fluctuations in revenues, we may have to enter into short-term borrowings to make distributions to our stockholders.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability as a result of increased commissions or lower room rates.

Some of our hotel rooms are booked through Internet travel intermediaries such as Travelocity.com, Expedia.com, Orbitz.com, Hotels.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our management companies. If the amount of sales made through Internet intermediaries increases significantly and our hotel operators fail to appropriately price room inventory in a manner that maximizes yields, room revenues may flatten or decrease and our profitability may be adversely affected.

Uninsured and underinsured losses could adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Various types of catastrophic losses, such as losses due to wars, terrorist acts, earthquakes, floods, hurricanes, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Five of our hotels are located in California, which has been historically at greater risk to certain acts of nature (such as floods and earthquakes) than other states. Our Four Seasons in Mexico City is also in an area exposed to greater risk of earthquakes. Our Hyatt Regency New Orleans and Four Seasons Punta Mita Resort are located in areas that are prone to hurricanes and/or floods. Also, we were forced to close the Inter.Continental Prague for approximately eleven weeks during the latter half of 2002 due to flooding.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, flood and terrorism) may not be generally available at current levels. Also, since the flooding in Prague described above, flood insurance has become more expensive and coverage has diminished at the property. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments we have which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damages which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our hotel properties are subject to various U.S. Federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. These laws can also impose liability on parties that arrange for the disposal of wastes at an offsite property that becomes contaminated.

In addition, some of these environmental laws can restrict the use of a property and place conditions on various activities. An example would be laws that require a business using hazardous substances on a property (such as swimming pool and lawn care chemicals) to manage them carefully and to notify local officials that the chemicals are being used. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as “Superfund” sites. Superfund sites can cover large areas, affecting many different parcels of land. The EPA may choose to pursue parties regardless of their actual contribution to the contamination. The Hilton Burbank Airport and Convention Center is located within a Federal Superfund site. The area was designated as a Superfund site because groundwater underneath the area is contaminated. We have not been named, and do not expect to be named, as a party responsible for the clean-up of the groundwater contamination. There can be no assurance regarding potential future developments concerning this site, however.

The presence of any environmental conditions at our properties could result in remediation and other costs and liabilities and adversely affect our financial condition and results of operations.

We have reviewed environmental reports prepared by consultants retained by our lenders at various times, which disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or liability. At some facilities these include on-site dry cleaning operations, petroleum storage in underground storage tanks, past tank removals and the known or suspected presence of asbestos and mold.

We have detected the presence of mold at a few of our hotels. In the case of one of our hotels where the presence of mold might not be confined to limited areas, we have engaged a consultant to study the extent of the moisture infiltration and resultant mold. While we have not yet determined the extent of the moisture infiltration and resultant mold at that hotel, the costs to remediate the situation and any litigation that may arise from the presence of mold could be significant. Many of the costs may be excluded from coverage under our property and general liability policies, in which event we would be required to use our own funds to resolve the issue. Further, if the moisture infiltration and resulting mold is pervasive, we may not be able to rent rooms at that hotel, which could result in a loss of revenue. We can make no assurance that liabilities resulting from moisture infiltration and the presence of or exposure to mold will not have a future material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination or exposure to hazardous substances such as asbestos, lead paint or black mold. In recent years, concern about indoor exposure to mold has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there has been an increasing number of lawsuits against owners and managers of real property relating to the presence of mold. Damages related to the presence of mold are generally excluded from our insurance coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, which could have a adverse impact on our results of operations and ability to make distributions to stockholders.

The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us and currently unknown environmental liabilities related to our hotel properties may be identified.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non- compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected.

We face competition in the acquisition of properties and properties that we acquire may not perform as anticipated.

We expect to acquire additional hotel properties from time to time. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated and the risk that that any actual costs for rehabilitating, repositioning, renovating and improving identified in the pre-acquisition process will exceed estimates. There is, and it is expected that there will continue to be, significant competition for acquisitions that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities.

Risks Related to Our Organization and Structure

Provisions of our organizational documents may limit the ability of a third party to acquire control of our company and may depress our stock price.

In order for us to maintain our status as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To make sure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our charter prohibits any stockholder from owning actually or constructively more than 9.8% of the value of outstanding shares of our stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust. This ownership limitation may prevent an acquisition of control of our company by a third party without our board of directors’ grant of an exemption from the ownership limitation, even if our stockholders believe the change of control is in their interest.

Our charter authorizes our board of directors to cause us to issue up to 150,000,000 shares of common stock and up to 150,000,000 shares of preferred stock, to amend our charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that we have authority to issue, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest.

Our charter permits the removal of a director only upon the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors and provides that vacancies may only be filled by a majority of the remaining directors. Our bylaws require advance notice of a stockholder’s intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. These provisions may delay, defer, or prevent a transaction or change in control that involves a premium price for our common stock or that for other reasons may be desired by our stockholders.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law permit our board of directors, without stockholder approval, to implement a classified board as well as impose other restrictions on the ability of a third party to acquire control.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future except with respect to Prudential and Whitehall who will not be subject to the operation of the control share provisions without their prior written consent.

We rely on our President and Chief Executive Officer, Mr. Laurence Geller, the loss of whom could have a material adverse effect on our business.

Our continued success will depend to a significant extent on the efforts and abilities of our President and Chief Executive Officer, Mr. Laurence Geller. Mr. Geller is an experienced hotel industry senior executive, operator and consultant with over 40 years’ experience working with many major multinational hotel companies and executives. Mr. Geller is actively engaged in our management and determines our strategic direction, especially with regard to operational, financing, acquisition and disposition activity. Mr. Geller’s departure could have a material adverse effect on our operations, financial condition and operating results.

You have limited control as a stockholder regarding any changes we make to our policies.

Our board of directors determines our major policies, including our investment objectives, financing, growth and distributions. Our board may amend or revise these and other policies without a vote of our stockholders. This means that our stockholders will have limited control over changes in our policies.

Tax Risks

If we fail to maintain our status as a REIT, our distributions will not be deductible by us, and our income will be subject to U.S. Federal taxation, reducing our earnings available for distribution.

We currently qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). The requirements for this qualification, however, are complex. If we fail to meet these requirements in the future, our distributions will not be deductible by us and we will have to pay a corporate U.S. Federal level tax on our income. This would substantially reduce our cash available to pay distributions on your investment in our stock. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our results of operations. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

Even if we maintain our status as a REIT, we may become subject to U.S. Federal, state, local or foreign taxes on our income or property reducing our earnings available for distribution.

Even if we maintain our status as a REIT, we may become subject to U.S. Federal income taxes and related state taxes. For example, if we have net income from a “prohibited transaction”, that income will be subject to a 100% tax. A “prohibited transaction” is, in general, the sale or other disposition of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay U.S. Federal income tax directly on that income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of that tax liability. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnerships or at the level of the other companies through which we indirectly own our assets.

Foreign countries impose taxes on our hotels and our operations within their jurisdictions. We may not fully benefit from a foreign tax credit against our U.S. income tax liability for the foreign taxes we pay. As a result, our foreign taxes will reduce our income and available cash flow from our foreign hotels, which, in turn, could reduce our ability to make distributions to our stockholders.

If the leases of our hotels to our taxable REIT subsidiaries are not respected as true leases for Federal income tax purposes, we would fail to maintain our status as a REIT.

To continue to qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, such as rent. The rent paid pursuant to the leases of our hotels to our taxable REIT subsidiaries will only qualify for purposes of the gross income tests if the leases are respected as true leases for U.S. Federal income tax purposes and are not treated as service contracts, joint ventures or some other type of arrangement. If the leases are not respected as true leases for U.S. Federal income tax purposes, we would fail to qualify as a REIT.

Our taxable REIT subsidiary is subject to special rules that may result in increased taxes.

Several Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of U.S. Federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. The IRS may successfully assert that the economic arrangements of any of our inter-company transactions, including the hotel leases, are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel.

The U.S. Federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors or the IRS may successfully assert that one or more of our sales are prohibited transactions, and therefore we may be required to pay a penalty tax.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the offered securities to:

•	acquire and develop hotel properties as suitable opportunities arise;

•	invest in future co-investment ventures;

•	make improvements to our hotel properties;

•	repay any outstanding indebtedness at the time it is due; and

•	fund general business purposes.

Pending their use, we may invest the net proceeds in short-term, interest bearing securities.

DESCRIPTION OF COMMON STOCK

Rights of our stockholders are governed by the Maryland General Corporation Law, or MGCL, our charter and our bylaws. The following is a summary of the material provisions of our common stock and describes certain provisions of our charter and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 150,000,000 shares of common stock, $.01 par value per share, and 150,000,000 shares of preferred stock, $.01 par value per share. As of June 30, 2005, we had 30,077,505 shares of common stock issued and outstanding and 4,000,000 shares of 8.50% Series A Cumulative Redeemable Preferred Stock issued and outstanding. Our charter provides that our board of directors, without stockholder approval, may amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that we are authorized to issue.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except for certain limited voting rights of holders of our 8.50% Series A Cumulative Redeemable Preferred Stock and as may be provided with respect to any other subsequently issued class or series of stock, the holders of such common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights of Common Stock

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for dividends and to share ratably in our assets legally available for distribution to the stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities and any rights of holders of senior securities. These rights are subject to the preferential rights of any other class or series of our stock, including our 8.50% Series A Cumulative Redeemable Preferred Stock, and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of shares of common stock have no conversion, sinking fund, redemption, exchange or appraisal rights, and have no preemptive rights to subscribe for any of our securities.

Power to Reclassify Stock

Our charter authorizes our board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time in one or more classes or series, as authorized by our board of directors. Prior to issuance of stock of each class or series, our board of directors is required by the MGCL and our charter to set for each such class or series, subject to the provisions of our charter regarding the restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of additional preferred stock with priority over the common stock with respect to distributions and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our stockholders or otherwise might be in their best interest.

Power to Issue Additional Common Stock and Preferred Stock

We believe that the power to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, including the New York Stock Exchange. Although we have no current intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year. These requirements of the Code do not apply to the first year for which an election to be a REIT is made.

Our charter contains restrictions on the number of shares of our stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% in value of our outstanding shares of stock. In addition, no person may acquire or hold, directly or indirectly, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock.

Our charter further prohibits (a) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits. However, our board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our board for exemption, a person also must not own, directly or indirectly, an interest in any of our tenants (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of our board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the Trust. Prior to this offering, our board waived the ownership limit with respect to Prudential and Whitehall. Therefore, the above ownership limits do not apply to the common stock owned, directly or indirectly, by Prudential and Whitehall. Thus, there can be no assurance that there will not be five or fewer individuals who will own more than 50% in value of our outstanding stock, thereby causing us to fail to qualify as a REIT. Our board of directors may require a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel in order to determine or ensure our status as a REIT in circumstances where it has received a request for exemption and is unable to satisfy itself that the ownership limitations will not be violated.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (“Charitable Beneficiaries”), and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee (the “Trustee”) of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Trustee. Any dividend or distribution paid to the Trustee will be held in trust for the Charitable Beneficiary. Subject to Maryland law, the Trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the Trust and (ii) to recast the vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Trustee will sell the shares to a person designated by the Trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give a value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the Trust and (ii) the price received by the Trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Trustee upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Trustee has sold the shares.

Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Other Matters

The transfer agent and registrar for our common stock is LaSalle Bank, N.A.

DESCRIPTION OF PREFERRED STOCK

General

Subject to limitations prescribed by Maryland law and our charter, our board of directors is authorized to issue, from the authorized but unissued shares of stock, shares of preferred stock in series and to establish from time to time the number of shares of preferred stock to be included in the series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the shares of each series, and any other subjects or matters as may be fixed by resolution of our board of directors or one of its duly authorized committees.

Reference is made to the prospectus supplement relating to the series of shares of preferred stock being offered for the specific terms of the series, including:

•	the title and stated value of the series of shares of preferred stock and the number of shares constituting that series;

•	the number of shares of the series of shares of preferred stock offered, the liquidation preference per share and the offering price of the shares of preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or the method(s) of calculation for those values relating to the shares of preferred stock of the series;

•	the date from which dividends on shares of preferred stock of the series shall cumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for shares of preferred stock of the series;

•	the provision for a sinking fund, if any, for shares of preferred stock of the series;

•	the provision for redemption, if applicable, of shares of preferred stock of the series;

•	any listing of the series of shares of preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which shares of preferred stock of the series will be convertible into shares of preferred stock of another series or common stock, including the conversion price, or manner of calculating the conversion price;

•	whether interests in shares of preferred stock of the series will be represented by global securities;

•	any other specific terms, preferences, rights, limitations or restrictions of the series of shares of preferred stock;

•	a discussion of U.S. Federal income tax considerations applicable to shares of preferred stock of the series;

•	the relative ranking and preferences of shares of preferred stock of the series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any series of shares of preferred stock ranking senior to or on a parity with the series of shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any limitations on direct or beneficial ownership and restrictions on transfer of shares of preferred stock of the series, in each case as may be appropriate to preserve our status as a REIT under the Code.

Unless otherwise provided in the applicable prospectus supplement, the following terms shall apply to each series of shares of preferred stock being offered hereunder:

Rank

The shares of preferred stock of each series will rank with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs:

•	senior to all classes or series of common stock, and to all equity securities ranking junior to the series of shares of preferred stock;

•	on a parity with all equity securities issued by us the terms of which specifically provide that the equity securities rank on a parity with shares of preferred stock of the series; and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities rank senior to shares of preferred stock of the series.

Dividends

Holders of shares of preferred stock of each series shall be entitled to receive, when and as authorized by the Board of Directors and declared by us out of funds legally available for the payment of dividends, cumulative, preferential cash dividends at the rate set forth in the applicable prospectus supplement. Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the next succeeding business day (each such day being a “dividend payment date”). Any dividend payable on a series of shares of preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our records at the close of business on the applicable record date, which shall be on such date designated by the board of directors for the payment of dividends that is not more than 50 nor less than 10 days prior to such dividend payment date (which we refer to as a “dividend record date”), which in the normal course we would expect to be on or about the 15th day prior to the dividend payment date.

No dividends on a series of shares of preferred stock shall be declared or paid or set apart for payment by us at such time as the terms and provisions of any agreement we have entered into, including any agreement relating to our indebtedness for borrowed money, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on a series of shares of preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on a series of shares of preferred stock will not bear interest. Holders of shares of a series of preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Code), any portion of the dividends (as determined for U.S. Federal income tax purposes) paid or made available for the year to holders of all classes of shares, then the portion of such designated amount that shall be allocable to the holders of shares of a series of preferred stock shall be the amount that the total dividends (as determined for U.S. Federal income tax purposes) paid or made available to the holders of shares of such series of preferred stock for the year bears to the total dividends paid or made available for the year to holders of all classes of shares.

If any series of shares of preferred stock are outstanding, no full dividends shall be declared or paid or set apart for payment on any series of preferred stock ranking, as to dividends, on a parity with or junior to such series of preferred stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the shares of such series of preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon a series of preferred stock and the shares of any other series of preferred stock ranking on parity as to dividends with such series of preferred stock, all dividends declared upon such series of preferred stock and any other series of preferred stock ranking on a parity as to dividends with such series of preferred stock shall be declared pro rata so that the amount of dividends declared per share on such series of preferred stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on such series of preferred stock and such other series of preferred stock bear to each other. If such other preferred stock does not have a cumulative dividend, there will be no accrual in respect of unpaid dividends for prior periods for such preferred stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on a shares of a series of preferred stock which may be in arrears.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the shares of a series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in common shares or other stock ranking junior to such series of preferred stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other dividend or distribution shall be declared or made upon the common stock or any other of our stock ranking junior to or on a parity with such series of preferred stock as to dividends or upon liquidation, nor shall any common stock or any other of our stock ranking junior to or on a parity with such series of preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us or any of our subsidiaries, except by conversion into or exchange for other of our stock ranking junior to such series of preferred stock as to dividends and upon liquidation.

Any dividend payment made on shares of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series of preferred stock which remains payable.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock or otherwise, is permitted under the Maryland law, amounts that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of a series of preferred stock shall not be added to our total liabilities.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any dividend or payment shall be made to the holders of any common stock or any other class or series of our stock ranking junior to the series of shares of preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of shares of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders, liquidating dividends in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating dividends to which they are entitled, the holders of each series of shares of preferred stock will have no right or claim to any of our remaining assets.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating dividends on all outstanding shares of preferred stock of the series and the corresponding amounts payable on all shares of other classes or series of our stock ranking on a parity with such series of preferred stock in the distribution of assets, then the holders of shares of preferred stock of the series and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating dividends to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

Shares of a series of preferred stock will not be redeemable prior to the date set forth in the applicable prospectus supplement. On or after such date, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the shares of such series of preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of per share as set forth in the applicable prospectus supplement, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. Holders of shares of a series of preferred stock to be redeemed shall surrender such shares of preferred stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If fewer than all of the outstanding shares of the series of preferred stock are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

Unless full cumulative dividends on all shares of the series of preferred stock and all stock ranking on a parity with such series of preferred stock with respect to the payment of dividends and amounts upon liquidation, dissolution and winding up (referred to as parity shares) shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of such series of preferred stock or shares of parity stock shall be redeemed unless all outstanding shares of such series of preferred stock and shares of parity stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of such series of preferred stock or shares of parity stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such series of preferred stock and shares of parity stock. Furthermore, unless full cumulative dividends on all outstanding shares of such series of preferred stock and shares of parity stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of such series of preferred stock or shares of parity stock (except by conversion into or exchange for our stock ranking junior to the shares of such series of preferred stock and shares of parity stock as to dividends and upon liquidation).

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of the series of preferred stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of shares of the series of preferred stock to be redeemed; (iii) the redemption price per share, plus any accrued and unpaid dividends through the date of redemption; (iv) the place or places where certificates for shares of the series of preferred stock are to be surrendered for payment of the redemption price; and (v) that dividends on shares of the series of preferred stock will cease to accrue on such redemption date. If fewer than all the shares of the series of preferred stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of the series of preferred stock to be redeemed from each such holder. If notice of redemption of any shares of the series of preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of the shares of preferred stock so called for redemption, then from and after the redemption date, dividends will cease to accrue on the shares of such series of preferred stock, such shares of preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

If we redeem any shares of a series of preferred stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

The shares of preferred stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to preserve our status as a real estate investment trust as defined in the Code, the shares of preferred stock may be subject to redemption as described in “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer.” Any such redemption would apply only to shares held, directly or indirectly, by those stockholders with concentrated share ownership that would violate the ownership limit provision. In addition, the number of shares subject to such a redemption would be limited to that number of concentrated shares sufficient in the opinion of the board of directors to maintain or bring the ownership of shares into conformity with the ownership limit provision. See “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer.”

Voting Rights

Holders of the shares of preferred stock of each series will not have any voting rights, except as set forth below.

If and whenever six quarterly dividends (whether or not consecutive) payable on shares of the series of preferred stock or any shares of parity stock are in arrears (which, for any quarterly dividend, means that such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the board of directors will be increased by two, and the holders of shares of such series of preferred stock, voting together as a class with the holders of any other series of parity stock (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of shareholders or a special meeting of the holders of shares of such series of preferred stock and such voting preferred shares called at the request of any holder of record of shares of the series of preferred stock or by a holder of such voting preferred shares and at each subsequent annual meeting of stockholders until all such dividends and all dividends for the current quarterly period on the shares of the series of preferred stock and such other voting preferred shares have been paid or declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

The approval of two-thirds of the outstanding shares of the series of preferred stock and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to (i) amend our charter to affect materially and adversely the rights, preferences or voting power of the holders of the shares of the series of preferred stock or the voting preferred shares, (ii) enter into a share exchange that affects the shares of such series of preferred stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each share of the series of preferred stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a share of such series of preferred stock (except for changes that do not materially and adversely affect the holders of the shares of such series) or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the shares of the series of preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, we may create additional classes of parity shares and shares ranking junior to the shares of such series of preferred stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of parity shares and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of shares of the series of preferred stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of the series of preferred stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds shall have been deposited in trust to effect such redemption.

Except as provided above or as required by law, the holders of shares of preferred stock of each series are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our charter.

Conversion Rights

The terms and conditions, if any, upon which shares of preferred stock of any series are convertible into shares of preferred stock of another series or common stock will be set forth in the applicable prospectus supplement relating to the series. These terms will include:

•	the number of shares of preferred stock of another series or common stock into which the shares of preferred stock of the series are convertible;

•	the conversion price, or manner of calculation of the conversion price;

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the shares of preferred stock of the series or us;

•	the events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the shares of preferred stock of the series.

Restrictions on Ownership

As discussed above under “Description of Common Stock—Restrictions on Ownership and Transfer,” for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of stock may be owned by five or fewer individuals at any time during the last half of any taxable year. Therefore, the articles supplementary for each series of shares of preferred stock may contain provisions restricting the ownership and transfer of the shares of preferred stock similar to those described under “Description of Common Stock—Restrictions on Ownership and Transfer.” The applicable prospectus supplement will specify any additional ownership limitations relating to a series of shares of preferred stock.

All certificates representing shares of shares of preferred stock will bear a legend referring to the restrictions described above.

Registrar and Transfer Agent

The registrar and transfer agent for the shares of preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS TO PURCHASE SHARES OF COMMON STOCK

We may issue warrants for the purchase of shares of common stock. Warrants may be issued independently or together with any other securities described in this prospectus that are offered pursuant to any prospectus supplement and the warrants may be attached to or may be transferable separately from the other securities being offered. We will issue each series of warrants under a separate warrant agreement that we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series and will not assume any obligation or relationship of agency or trust for or with respect to any provisions of the warrants.

The prospectus supplement relating to any warrants we offer will describe the specific terms of the warrants, including, where applicable:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of common stock purchasable upon exercise of the warrants;

•	the designation and terms of any securities with which the warrants are issued and the number of any warrants issued with each security;

•	the date, if any, on and after which the warrants and the related shares of common stock will be separately transferable, including any limitations on ownership and transfer of the warrants as may be appropriate to preserve our status as a REIT;

•	the price at which each share of common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of U.S. Federal income tax considerations relevant to the warrants; and

any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR

CHARTER AND BYLAWS

The following paragraphs summarize the material provisions of Maryland law applicable to us and of our charter and bylaws. For a complete description, we refer you to Maryland law, our charter and our bylaws. We have filed our charter and bylaws as exhibits to materials we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of amendments by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides, except with respect to amendments to the provisions of our charter regarding restrictions on the transfer and ownership of our stock and certain provisions relating to our board of directors, for approval of amendments to our charter by a majority of the votes entitled to be cast on the matter. The board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held in May of each year at a date and time as determined by our board. Special meetings of stockholders may be called only by a majority of our directors, our Chairman, our President or our Chief Executive Officer and must be called by our Secretary upon the written request of the holders of a majority of the shares of our common stock entitled to vote at a meeting. Only matters set forth in the notice of the meeting may be considered and acted upon at such a meeting. Maryland law provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board or to approve its own proposal.

Board of Directors

Our board of directors consists of seven directors and may be increased or decreased by our board to a number of directors not less than the minimum number required by the MGCL nor more than 15. Directors are elected by a plurality of the votes cast at each annual meeting of stockholders to serve until the next annual meeting and until their successors are elected and qualify. Any vacancy will be filled, including any vacancy created by an increase in the number of directors, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

Removal of Directors

Our charter provides that a director may be removed, with or without cause, upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the provision in our charter and bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of the votes entitled to be cast. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of the corporation’s stockholders.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our stock; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, we have exempted any business combinations involving the issuance of shares to Prudential and Whitehall. Accordingly, the five-year prohibition and the super-majority vote requirements will not apply to any business combinations between Prudential and Whitehall and us.

Control Share Acquisitions

With certain exceptions, the MGCL provides that “control shares” of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiring person or by our officers or directors who are our employees. Control shares are voting shares which, if aggregated with all other shares owned or voted by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition by any person of ownership or voting power of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares in question. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror may then vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting any and all acquisitions of our stock from the control share provisions of Maryland law. Nothing prevents our board from amending or repealing this provision in the future, except with respect to Prudential and Whitehall, who will not be subject to the operation of the control shares provision of the MGCL without their prior consent in the event that our board amends or repeals this provision in the future.

Maryland Unsolicited Takeovers Act

The MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the full remainder of the term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws, we already (a) require a two-thirds vote for the removal of any director from our board, (b) vest in our board the exclusive power to fix the number of directorships and (c) require, unless called by our Chairman, our President, our Chief Executive Officer, or our board, the request of holders of a majority of outstanding shares to call a special meeting. We have also elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or director, against any claim or liability arising from that service and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election if it determines that it is no longer in our best interest to continue to qualify as a REIT. If our board of directors so determines, the restrictions in the section below entitled “—Restrictions on Ownership and Transfer” will no longer apply.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year. These requirements of the Code do not apply to the first year for which an election to be a REIT is made.

Our charter contains restrictions on the number of shares of our stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% in value of our outstanding shares of stock. In addition, no person may acquire or hold, directly or indirectly, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock.

Our charter further prohibits (a) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits. However, our board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our board for exemption, a person also must not own, directly or indirectly, an interest in any of our tenants (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of our board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the Trust. In connection with our initial public offering, our board waived the ownership limit with respect to Prudential and Whitehall. Therefore, the above ownership limits do not apply to the common stock owned, directly or indirectly, by Prudential and Whitehall. Thus, there can be no assurance that there will not be five or fewer individuals who will own more than 50% in value of our outstanding stock, thereby causing us to fail to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel in order to determine or ensure our status as a REIT in circumstances where it has received a request for exemption and is unable to satisfy itself that the ownership limitations will not be violated.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The Director of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Director upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Director. Any dividend or distribution paid to the Director will be held in trust for the Charitable Beneficiary. Subject to Maryland law, the Director will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the Trust and (ii) to recast the vote in accordance with the desires of the Director acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Director will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Director will sell the shares to a person designated by the Director, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Director will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give a value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the Trust and (ii) the price received by the Director from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Director upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Director has sold the shares. Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Director will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion summarizes our taxation and the material U.S. Federal income tax consequences to stockholders of their ownership of our stock. The tax treatment of stockholders will vary depending upon the stockholder’s particular situation, and this discussion addresses only stockholders that hold our stock as a capital asset and does not deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of stockholders to which special provisions of the U.S. Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	tax-exempt organizations;

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold our stock as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction; and

•	stockholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

We urge you to consult with your own tax advisor regarding the tax consequences to you of acquiring, owning and selling our stock including the U.S. Federal, state, local and foreign tax consequences of acquiring, owning and selling our stock in your particular circumstances and potential changes in applicable laws.

Taxation of the Company as a REIT

In the opinion of Mayer, Brown, Rowe & Maw LLP, commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. You should be aware, however, that opinions of counsel are not binding upon the IRS or any court.

In providing its opinion, Mayer, Brown, Rowe & Maw LLP is relying as to certain factual matters upon the statements and representations contained in certificates provided to Mayer, Brown, Rowe & Maw LLP by us. Commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.

Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes the material aspects of relevant sections of the Code.

As a REIT, we generally will not have to pay U.S. Federal corporate income taxes on net income that we currently distribute to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a regular corporation. Our dividends, however, will generally not be eligible for (i) the reduced tax rates applicable to dividends received by individuals or (ii) the corporate dividends received deduction. In addition, our domestic taxable REIT subsidiary will be subject to U.S. Federal, state and local corporate income tax.

Foreign countries impose taxes on our hotels and our operations within their jurisdictions. To the extent possible, we will structure our acquisitions of foreign properties and activities to minimize our foreign tax liability. However, there can be no complete assurance that we will be able to eliminate our foreign tax liability or to reduce it to a specified level. Furthermore, as a REIT, both we and our stockholders will derive little or no benefit from foreign tax credits arising from those taxes.

Certain of our subsidiaries will be required to indemnify certain of their members if such members are not allocated a certain minimum level of debt for U.S. Federal income tax purposes. Although we expect to maintain a sufficient amount of debt to allocate to such members so as to not trigger such indemnification obligation, it is possible that an indemnity payment will have to be made by us to members of such subsidiaries if the amount of debt allocated to such members is reduced beyond a certain minimum amount.

Even if we qualify for taxation as a REIT, we may be subject to U.S. Federal income tax as follows:

•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference, if any.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying net income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions”, as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We and our subsidiaries intend to hold the interests in our hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Income Tests”, but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a non-deductible 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	Seventh, if we acquire any asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we subsequently recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. A “C corporation” means generally a corporation that has to pay full corporate-level tax.

•	Eighth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “—Asset Tests”), we will be subject to a 100% tax on the amount of our non-arm’s length income.

•	Ninth, if we should fail to satisfy the asset test (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

•	Tenth, if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset test, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that is:

•	managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	that, during the last half of each taxable year, has no more than 50% in value of its outstanding stock owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities; and

•	that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Under applicable Treasury regulations, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock.

We expect that we will satisfy the conditions described in the first through sixth bullet points of the second preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the second preceding paragraph. The ownership and transfer restrictions pertaining to our stock is described in this prospectus under the heading “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer”. Our board of directors will require an IRS ruling or an opinion of counsel before granting any request for an exemption from such ownership limitations in circumstances where it is unable to satisfy itself that the ownership limitations would not be violated.

We own indirect interests in a number of corporate subsidiaries. Code Section 856(i) provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary (as defined below), a wholly owned corporate subsidiary of a REIT which is a “qualified REIT subsidiary”, as defined in the Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, our qualified REIT subsidiaries, if any, will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of ours. Because our principal and probably only asset will be an interest in SHC Funding, we do not intend to have any wholly-owned corporate subsidiaries.

If, as in our case, a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our proportionate share of the assets, liabilities and items of income of SHC Funding, which is our principal asset, are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described in this section. In addition, actions taken by SHC Funding or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as SHC Funding, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. See the fourth bullet point under the section “—Taxation of the Company as a REIT” for a discussion of prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of SHC Funding or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. Federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.

Taxable REIT Subsidiaries

A taxable REIT subsidiary, or TRS, is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. Federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation.

Any dividends paid or deemed paid by any one of our TRSs will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the TRSs in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. Although we expect that the aggregate value of all of our interests in TRSs will represent less than 20% of the total value of our assets, we cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility as more fully described below in the section entitled “—Income Tests”, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

As described below, income we receive from operating or managing hotels is not qualified income for either the 75% or 95% income tests described more fully below in the section entitled “—Income Tests”. Accordingly, the entity through which we hold an interest in the hotels generally leases the hotels to a TRS (or an entity that is treated as a branch of the TRS for tax purposes), and the TRS engages independent third parties to operate the hotels. Currently, our hotels are operated and managed by hotel management companies. For purposes of the discussion below, the term “TRS” shall include any entity that is treated as a branch of the TRS for U.S. Federal income tax purposes. We do not lease the Paris Marriott Champs Elysées to a TRS. In order to comply with French law and the REIT qualification rules, SanMon Services, LLC, or a subsidiary thereof, an entity controlled by an independent third party, subleases the hotel from us, pays us rent and has entered into a management agreement with the property manager. The owner of SanMon Services, LLC bears the economic risks and benefits of this arrangement.

A TRS is not permitted to directly or indirectly operate or manage a hotel but a TRS can lease a hotel provided that the TRS meets the following conditions:

•	First, the hotel must be a qualified lodging facility. A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. Accordingly, we are not permitted to have gambling or wagering activity on the premises of any of our hotels or to earn income from gambling or wagering activities.

•	Second, the manager must be an eligible independent contractor. An eligible independent contractor is a hotel operator that is not related to the REIT or the TRS and that, at the time the management contract is entered into, is in the trade or business of managing hotels for persons not related to the REIT or the TRS. For this purpose, a contractor is not related to the REIT or the TRS if such person does not own (taking into account relevant attribution rules) more than 35% of the stock of the REIT or TRS and no person or group owning directly or indirectly (taking into account relevant attribution rules) 35% or more of the REIT or TRS owns 35% or more directly or indirectly (taking into account relevant attribution rules) of the ownership interest in the contractor, and the REIT or TRS does not directly or indirectly derive any income from such person. Accordingly, our TRSs do not directly operate or manage the hotels. Rather, our TRSs have entered into management contracts with hotel management companies which operate and manage the hotels. To the best of our knowledge and belief, the hotel management companies are not related to us or the TRSs. The TRSs are permitted to bear the expenses of the eligible independent contractor of operating the hotel pursuant to the management contract.

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements:

•	First, we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, as defined in the Code, or from certain types of temporary investments. Rents from real property generally include our expenses that are paid or reimbursed by tenants.

•	Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends (including dividends from a TRS), interest and gain from the sale or disposition of stock or securities that do not constitute dealer property, or from any combination of these types of sources.

For taxable years beginning on or after January 1, 2005, the American Jobs Creation Act of 2004, signed into law on October 22, 2004, or the 2004 Act, clarifies the types of transactions that are hedging transactions for purposes of the 95% gross income test and states that any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test.

Rents that we receive or are deemed to have received will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales. Accordingly, the leases of our hotels to the TRSs are based on the gross receipts of the TRSs from the hotels.

•	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if we own more than a 10% interest in the subsidiary. We refer to a tenant in which we own a 10% or greater interest as a “related party tenant”. As described above, most of our rental income is from the leases to our TRSs.

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue and who is adequately compensated or through a TRS. However, we may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property. In addition, as described more fully below, rent paid by a TRS to a REIT pursuant to a lease of a qualified lodging facility that is managed and operated by an eligible independent contractor can qualify as rents from real property.

Each of our domestic hotels is leased to a separate limited liability company owned directly by our domestic TRS. The use of limited liability companies below a single TRS allows the losses of one limited liability company that leases a hotel to be offset against the profits of the other limited liability companies. If a TRS has an overall net loss, that loss cannot be used to offset our taxable income. Rather, the TRS can carry the loss back or forward pursuant to IRS rules. In the case of certain of our foreign hotels, a separate TRS has been set up in the foreign jurisdiction in which the hotel is located and the foreign TRS leases the hotel from us. With respect to other foreign hotels and certain other foreign assets, we hold our interest through a TRS which will pay us dividends from its profits, except in the case of the Paris Marriott Champs Elysées, where we sublease our interest to an affiliate of an independent third party.

These leases provide for a base rent plus a fixed percentage of the gross revenues from the operation of the hotel. Each lease must be a true lease. If our leases are not respected as true leases, we could be disqualified as a REIT. While we intend that each lease will be respected as a true lease, the determination of whether a lease is a true lease is inherently a question of fact and circumstances and we can give no assurance that the IRS will not successfully assert that the leases should not be respected as true leases.

Except as described above with respect to a TRS, we do not expect to derive significant rents from related party tenants. We also do not intend to derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease.

We believe that each of the leases with our TRSs conform with normal business practice, contain arm’s length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property”. If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts.

While we will monitor the activities of the eligible independent contractor to maximize the value of our hotel investments, neither we nor any of our TRSs directly or indirectly manage our hotels. Similarly, while our tenants may benefit from the services we provide related to monitoring and, when appropriate, advising the eligible independent contractor regarding the management of the hotel for the purpose of maximizing the value of our investments, we do not believe that these activities will cause gross income attributable to the leases with our TRSs to fail to be treated as rents from real property.

Other than as described in the preceding paragraph, we do not expect to perform any services for our tenants. If we were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by us for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by us during the taxable year with respect to the property. For purposes of the 1% threshold, the amount treated as received for any service may not be less than 150% of the direct cost incurred in furnishing or rendering the service. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by us with respect to the property will not qualify as rents from real property, even if we provide the impermissible services to some, but not all, of the tenants of the property.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions, as modified by the 2004 Act, will generally be available if:

•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	following our identification of the failure, we file with the IRS a schedule describing each item of our qualifying gross income for the taxable year of the failure.

We might not be entitled to the benefit of these relief provisions, however. As discussed in the fifth bullet point under the section “—Taxation of the Company as a REIT”, even if these relief provisions apply, we would have to pay a tax on the excess income.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy three tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must be represented by real estate assets, including (a) real estate assets held by our qualified REIT subsidiaries, our allocable share of real estate assets held by partnerships in which we own an interest and stock issued by another REIT, (b) for a period of one year from the date of our receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class.

•	Third, not more than 20% of our total assets may constitute securities issued by one or more TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than securities issued by another REIT or by a TRS may not exceed 5% of the value (“5% test”) of our total assets, and we may not own more than 10% of the vote (“10% voting test”) or value (“10% value test”) of any one issuer’s outstanding securities, except in the case of a TRS as described above. As a consequence, if the IRS would successfully challenge the partnership status of any of the partnerships in which we maintain an interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation we could lose our REIT status.

The following assets are not treated as “securities” held by us for purposes of the 10% value test (i) ”straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity; (vi) securities issued by another qualifying REIT; and (vii) other arrangements identified in Treasury regulations (which have not yet been issued or proposed). In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.

If we fail to meet the 5% test, the 10% value test or the 10% voting test described in the third bullet point of the second paragraph above at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the 2004 Act, after the 30 day cure period, we could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000 if the disposition occurs within six months after the last day of the calendar quarter in which we identify the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described in the preceding paragraph, where such violations are due to reasonable cause and not willful neglect, the 2004 Act permits us to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (within six months after the last day of the calendar quarter in which we identify the violation) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by our net income generated by the non-qualifying assets during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure).

Annual Distribution Requirement

We are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our “real estate investment trust taxable income”, computed without regard to the dividends paid deduction, and our net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates, as the case may be. If we so choose, we may retain, rather than distribute, our net long-term capital gains and pay the tax on those gains. In this case, our stockholders would include their proportionate share of the undistributed long-term capital gains in income. However, our stockholders would then be deemed to have paid their share of the tax, which would be credited or refunded to them. In addition, our stockholders would be able to increase their basis in our shares they hold by the amount of the undistributed long-term capital gains, less the amount of capital gains tax we paid, included in the stockholders’ long-term capital gains. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We intend to satisfy the annual distribution requirements.

From time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when we actually receive income and when we actually pay deductible expenses and (b) when we include the income and deduct the expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. In these cases, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement. To meet the 90% distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to stockholders in any year in which we fail to qualify, nor will we be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The 2004 Act provides additional relief in the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% gross income test and the 95% gross income test and other than the new rules provided for failures of the asset tests described above if:

•	the violation is due to reasonable cause and not willful neglect; and

•	we pay a penalty of $50,000 for each failure to satisfy the provision.

Tax Basis of Assets

Our share of SHC Funding’s basis in its assets will not be adjusted in connection with this prospectus and will generally be substantially less than the fair market value of the hotels as of the date of this prospectus. Furthermore, we intend to generally use the “traditional” method for making allocations under Section 704(c) of the Code as opposed to the “curative” or “remedial” method for making such allocations. Consequently, (a) our depreciation deductions with respect to our hotels will likely be substantially less than the depreciation deductions that would have been available to us had our tax basis been equal to the fair market value of the hotels as of the date of this prospectus and (b) we may recognize income upon a sale of an asset that is attributable to appreciation in the value of the asset that accrued prior to the date of this prospectus.

Taxation of Stockholders

U.S. Stockholders

As used in this section, the term “U.S. stockholder” means a holder of our stock who, for U.S. Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. Federal income taxation regardless of its source;

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust; or

•	a person or entity otherwise subject to U.S. Federal income taxation on a net income basis.

Distributions. As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. Our individual U.S. stockholders will generally not be entitled to the lower tax rate applicable to certain types of dividends under law enacted in 2003 except that individual U.S. stockholders may be eligible for the lower tax rate with respect to the portion of any distribution (a) that represents income from dividends we received from a corporation in which we own shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual stockholders) or (b) that is equal to our real estate investment trust taxable income (taking into account the dividends paid deduction available to us) and less any taxes paid by us on these items during our previous taxable year. Individual U.S. stockholders should consult their own tax advisors to determine the impact of this legislation. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. stockholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held his stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. Federal income tax rate to the extent of previously claimed real property depreciation.

To the extent that we make distributions, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. Thus, these distributions will reduce the adjusted basis which the U.S. stockholder has in his stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted basis in his stock will be taxable as capital gains, provided that the stock has been held as a capital asset.

Dividends authorized by us in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. stockholders holding our stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. stockholder required to include the designated amount in determining the stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. stockholders will increase their basis in their stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Distributions made by us and gain arising from a U.S. stockholder’s sale or exchange of our stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any passive losses against that income or gain.

Our dividends, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment interest limitation under Section 163 of the Code. Net capital gain from the disposition of our stock and capital gains generally will be eliminated from investment income unless the taxpayer elects to have the gain taxed at ordinary income rates.

Sales of Stock. When a U.S. stockholder sells or otherwise disposes of our stock, the stockholder will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition and (b) the holder’s adjusted basis in the stock for tax purposes. This gain or loss will be capital gain or loss if the U.S.

stockholder has held the stock as a capital asset. The gain or loss will be long-term gain or loss if the U.S. stockholder has held the stock for more than one year. Long-term capital gain of an individual U.S. stockholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. stockholder when the stockholder sells or otherwise disposes of our stock that the stockholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the stockholder from us which were required to be treated as long-term capital gains.

Redemption of Stock. The treatment to be accorded to any redemption by us of the stock can only be determined on the basis of particular facts as to each holder of our stock at the time of redemption. In general, a preferred holder will recognize capital gain or loss measured by the difference between the amount realized by the holder upon the redemption and the holder’s adjusted tax basis in the stock redeemed, provided the stock is held as a capital asset, if the redemption

•	results in a “complete termination” of the holder’s shares interest in all classes of our stock under Section 302(b)(3) of the Code,

•	is “substantially disproportionate” with respect to the holder’s interest in us under Section 302(b)(2) of the Code; or

•	is “not essentially equivalent to a dividend” with respect to the holder of our stock under Section 302(b)(1) of the Code.

In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of our stock depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine the tax treatment to them. Any portion of the redemption proceeds attributable to a declared but unpaid dividend will be treated as a distribution to the stock as described above under “—Taxation of Stockholders—U.S. Stockholders—Distributions”.

A “substantially disproportionate” reduction in the interest of a holder of our stock will have occurred if, as a result of the redemption,

•	the holder’s ownership of all of our outstanding voting stock is reduced immediately after the redemption to less than 80% of the holder’s percentage interest in the shares immediately before the redemption;

•	the holder’s percentage ownership of the interest of our stock after and before the redemption meets the same 80% requirement; and

•	the holder owns, immediately after the redemption, less than 50% of the total combined voting power of all classes of shares entitled to vote.

Based upon current law, it is possible that a redemption of our stock from a holder of our stock would be considered “not essentially equivalent to a dividend”. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances. The application of these tests to a redemption of our stock is unclear, and a holder of our stock should consult its own tax adviser to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the stock will be treated as a distribution on the stock as described above under “—Taxation of Stockholders—U.S. Stockholders—Distributions”. If the redemption is taxed as a dividend, the holders’ adjusted tax basis in the stock will be transferred to any other shareholdings of the holder in us. If, however, the shareholder has no remaining shareholdings in us, such basis could be transferred to a related person or it may be lost.

Backup Withholding. We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide us with his correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Stockholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder (i) is not an entity described in the next paragraph, (ii) has not held its stock as “debt financed property” within the meaning of the Code and (iii) does not hold its stock in a trade or business, the dividend income received by such stockholder with respect to the stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of our stock will not constitute unrelated business taxable income unless the tax-exempt stockholder has held the stock as “debt financed property” within the meaning of the Code or has used the stock in an unrelated trade or business.

Income from an investment in our stock will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its stock. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts”. A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust that owns more than 10% of the value of the REIT’s interests is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT.

The rules described above under the heading “—Taxation of Stockholders—U.S. Stockholders—Distributions” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to the stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Non-U.S. Stockholders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. Federal income tax on a net income basis who own our stock, which we call “non-U.S. stockholders”, are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the stock, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than distributions designated by us as capital gain dividends, will be treated as ordinary income dividends to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. stockholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. stockholder in the same manner as U.S. stockholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or the appropriate withholding agent or (b) the non-U.S. stockholder files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business.

Distributions to a non-U.S. stockholder that are designated by us at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the non-U.S. stockholder’s stock. Distributions of this kind will instead reduce the adjusted basis of the stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. stockholder’s stock, they will give rise to tax liability if the non-U.S. stockholder otherwise would have to pay tax on any gain from the sale or disposition of our stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.

Capital Gain Dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these distributions are taxed to a non-U.S. stockholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. stockholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act made to non-U.S. stockholders may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to a treaty exemption. We are required by applicable Treasury regulations under this statute to withhold and remit to the IRS 35% of any distribution that we could designate as a capital gain dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. stockholder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. stockholder may credit the amount withheld against its U.S. tax liability.

If a class of our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market (e.g., the New York Stock Exchange), a distribution with respect to such class of stock received by a non-U.S. stockholder that does not own more than 5% of that class of stock during the tax year within which the distribution is received will not be treated as gain that is effectively connected with a U.S. business. As such, a non-U.S. stockholder who does not own more than 5% of the relevant class of stock at any time during the applicable taxable year would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution would be treated as a REIT dividend to that non-U.S. stockholder and taxed as a REIT dividend that is not a capital gain distribution as described above. In addition, the branch profits tax would not apply to such distributions. However, there can be no assurance that a particular class of our stock will at any time be regularly traded on an established securities market.

Sales of Stock. Gain recognized by a non-U.S. stockholder upon a sale or exchange of our stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT”, defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of our stock. However, gain to which this statute does not apply will be taxable to a non-U.S. stockholder if investment in the stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non- U.S. stockholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If we do not qualify as a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. stockholder’s sale of our stock, unless our stock is regularly traded on an established securities market at the time of such sale and such non-U.S. stockholder does not own more than 5% of our stock at any time during a specified period. This period is generally the shorter of the period that the non- U.S. stockholder owned the stock sold or the five-year period ending on the date when the stockholder disposed of the stock. If tax under this statute applies to the gain on the sale of our stock, the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

In any event, a purchaser of our stock from a non-U.S. stockholder will not be required under the Foreign Investment in Real Property Tax Act to withhold on the purchase price if the purchased class of stock is regularly traded on an established securities market and the seller did not own more than 5% of such class of stock at any time during the taxable year or if we are a domestically controlled REIT. Otherwise, under the Foreign Investment in Real Property Tax Act, the purchaser of our stock may be required to withhold 10% of the purchase price and remit that amount to the IRS.

Backup Withholding and Information Reporting. If you are a non-U.S. stockholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of our stock effected at a U.S. office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. Federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of our stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Other Tax Consequences

State or local taxation may apply to us and our stockholders in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

PLAN OF DISTRIBUTION

We may sell the offered securities to or through one or more underwriters or dealers for public offering and sale by them or may sell the offered securities to investors directly or through agents, which agents may be affiliated with us, or through a combination of any of these methods. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our stockholders. In connection with subscription offerings or the distribution of subscription rights to stockholders, if all of the underlying offered securities are not subscribed for, we may sell those unsubscribed offered securities to third parties directly or through agents and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly or through agents, which agents may be affiliated with us.

Our securities may also be sold in one or more of the following transactions:

•	block transactions in which a broker/dealer may sell the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker/dealer as principal and resale by the broker/dealer for its own account pursuant to the applicable prospectus supplement;

•	ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers; and

•	special offerings, exchange distributions or secondary distributions in accordance with applicable New York Stock Exchange or other stock exchange rules.

Each prospectus supplement filed with respect to any offered securities, to the extent applicable, will describe the number and terms of the securities to which such prospectus relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale.

The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices, any of which may represent a discount from the prevailing market price. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the offered securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of offered securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act of 1933. Any such indemnification agreements will be described in the applicable prospectus supplement.

If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of offered securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the offered securities less the principal amount of the securities covered by contracts.

Our shares of common stock are principally traded on the New York Stock Exchange. Other than the common stock and unless otherwise disclosed in a prospectus supplement, we do not propose to list the offered securities on a securities exchange. Any underwriters to whom we sell securities for public offering and sale may make a market in those securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We can give no assurance as to the liquidity of or the trading markets for any of the offered securities.

Some of the underwriters, dealers and agents and their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and in the future may receive, customary fees.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of CIMS Limited Partnership and Inter-Continental Florida Limited Partnership (entities under common ownership and management) as of and for the year ended December 31, 2004 incorporated by reference from the Company’s Current Report on Form 8-K filed on April 7, 2005, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the offered securities will be passed upon for Strategic Hotel Capital by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Mayer, Brown, Rowe & Maw LLP will rely on the opinion of Venable LLP as to matters of Maryland law. Mayer, Brown, Rowe & Maw LLP has in the past represented and is currently representing Strategic Hotel Capital and some of its affiliates.

WHERE YOU CAN FIND MORE INFORMATION

Strategic Hotel Capital is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. Such materials may also be inspected on the Securities and Exchange Commission’s website at www.sec.gov. Strategic Hotel Capital’s outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SLH”, and all such reports, proxy statements and other information filed by Strategic Hotel Capital with the New York Stock Exchange may be inspected at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005. You can also obtain information about Strategic Hotel Capital at its website, www.shci.com.

This prospectus constitutes part of a registration statement on Form S-3 filed by Strategic Hotel Capital with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement.

INCORPORATION BY REFERENCE

There are incorporated by reference in this prospectus the following documents previously filed by Strategic Hotel Capital with the Securities and Exchange Commission.

(a)	Strategic Hotel Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(b)	Strategic Hotel Capital’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

(c)	Strategic Hotel Capital’s Current Reports on Form 8-K filed March 14, 2005, March 18, 2005, March 25, 2005, April 5, 2005, April 7, 2005, as amended, April 12, 2005 and May 23, 2005; and

(d)	The description of the shares of common stock contained in Strategic Hotel Capital’s registration statement on Form 8-A filed on June 21, 2004.

The Securities and Exchange Commission has assigned file number 1-32223 to reports and other information that Strategic Hotel Capital files with the Securities and Exchange Commission.

All documents subsequently filed by Strategic Hotel Capital pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 prior to the termination of the offering of the offered securities, shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Strategic Hotel Capital will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to:

Secretary

Strategic Hotel Capital, Inc.

77 West Wacker Drive, Suite 4600

Chicago, Illinois 60601

(312) 658-5000

You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectus, even though this prospectus supplement and the accompanying prospectus are delivered or these shares of common stock are offered or sold on a later date.

10,600,000 Shares

Common Stock

Deutsche Bank Securities

Goldman, Sachs & Co.

Banc of America Securities LLC

Credit Suisse First Boston

Wachovia Securities

Raymond James

Prospectus Supplement

(To Prospectus dated July 13, 2005)

August     , 2005